UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

RELIANCE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Missouri	43-1823071
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10401 Clayton Road Frontenac, MO	63131 (Zip Code)
(Address of principal executive offices)

(314) 569-7200
Registrant’s telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on Which
Title of Each Class to be so Registered	Each Class is to be Registered

None.	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $0.25
(Title of class)

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this registration statement, certain matters discussed herein, including (without limitation) under Item 1, “Business,” under Item 2, “Financial Information” and under Item 8, “Legal Proceedings,” contain forward-looking statements. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document, the words “anticipates,” “believes,” “expects,” “intends” and similar expressions as they relate to Reliance Bancshares, Inc. or its management are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. There are important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control. These factors, risks and uncertainties are discussed under Item 1A, “Risk Factors.”

Our actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what impact they will have on our results of operations or financial condition. We expressly decline any obligation to publicly revise any forward-looking statements that have been made to reflect the occurrence of events after the date hereof.

Item 1.  Business

History of business

Reliance Bancshares, Inc. (the “Company” or “Reliance”) is a multi-bank holding company that was incorporated in Missouri on July 24, 1998. The Company’s headquarters and executive offices are at 10401 Clayton Road, Frontenac, Missouri, 63131, (314) 569-7200. The Company organized its first subsidiary commercial bank, Reliance Bank, in Missouri, which secured insurance from the Federal Deposit Insurance Corporation (“FDIC”) and began conducting business on April 16, 1999 in Des Peres, Missouri with full depository and loan capabilities. The Company’s two subsidiaries, Reliance Bank and Reliance Bank, FSB, are sometimes referred to in this registration statement as the “Banks.” Unless otherwise indicated, references to the “Company” shall be intended to be references to Reliance Bancshares, Inc. and its subsidiaries.

Reliance Bank opened its first branch in North St. Louis County, Missouri in February 2001. Three additional Missouri branches were opened in 2003 in Oakville, Chesterfield, and Fenton, and a fourth branch was secured through Reliance Bank’s acquisition of The Bank of Godfrey (subsequently changed to Reliance Bank, Illinois and merged into Reliance Bank), in Godfrey, Illinois. As a result of this acquisition, we also obtained an Illinois state banking charter. The acquisition of this single location bank fit into our overall growth strategy of expansion in metropolitan St. Louis, Missouri, which included nearby Illinois cities and municipalities.

In 2004, Reliance Bank opened four additional Missouri branches to serve the St. Louis Metropolitan Statistical Area (“MSA”), (which also includes St. Louis bordering-counties in Illinois), in St. Peters, O’Fallon, Concord Village and Creve Coeur, for a total of ten banking branches. Also during 2004, the Company registered to do business in Florida and opened a loan production office in Ft. Myers, Florida, which was designed to attract new commercial loans in a part of the country we believed to be experiencing a period of accelerated expansion and rapid growth.

Reliance Bank opened one additional Missouri branch in 2005 in Manchester, and on October 31, 2005, Reliance Bank, Illinois merged with and into Reliance Bank. At the same time, the Company applied for a federally chartered financial institution to be located in Ft. Myers, Florida, to replace the existing loan production office. This application was processed through the Office of Thrift Supervision, the primary regulator of all Federal Thrift charters. Approval of the application was secured on December 16, 2005, and Reliance Bank, FSB, a wholly-owned subsidiary of the Company, opened for business on January 17, 2006.

Recent Developments

The year 2006 was among our most active years. Reliance Bank moved its headquarters, personnel and all operations to Frontenac, Missouri. Also in 2006, Reliance Bank opened an additional four Missouri banking branches in Frontenac, Wildwood, Creve Coeur West and Webster Groves, and two Illinois banking branches in O’Fallon and Columbia, bringing the total number of branches to seventeen (fourteen in Missouri and three in Illinois).

In April, 2007, Reliance Bank received regulatory approval to establish another Illinois branch, which will be located in Edwardsville, and Reliance Bank, FSB received approval for two additional branches in Lee County, Florida. We anticipate the Illinois branch to be operational in the third quarter of 2007 and the Florida FSB branches to be operational (also initially in temporary quarters) by 2008.

At December 31, 2006, Reliance Bank’s total assets, total revenues, and net income represented 94.71%, 95.69%, and 95.87%, respectively, of the Company’s consolidated total assets, total revenues, and net income. Reliance Bank, FSB’s total assets and total revenues represented 4.98% and 4.97%, respectively, of the Company’s consolidated totals. Reliance Bank, FSB incurred a net loss of $41,133 for the year ended December 31, 2006.

At March 31, 2007, Reliance Bank’s total assets, total revenues, and net income represented 94.12%, 93.87%, and 94.42%, respectively, of the Company’s consolidated total assets, total revenue, and net income. Reliance Bank, FSB’s total assets, total revenues, and net income represented 5.89%, 6.36%, and 3.97%, respectively, of the Company’s consolidated totals.

In May 2007, the Company commenced an offering of an aggregate of two million shares of its Class A Common Stock, $0.25 par value, to accredited investors in private placement transactions at $15.00 per share. As of June 1, 2007, there were 20,624,016 shares of our Common Stock issued and outstanding, held by approximately 700 holders of record.

General

Our philosophy is to offer the friendlier, personal service that only a small, personal bank can provide while delivering state of the art banking products and services competitive with the world’s biggest banks. This philosophy is fundamental to our business strategies and operations. We also recognize that our continued growth and expansion relies on the expertise of key executive management, as well as the careful selection and retention of officers and employees Company-wide.

Both Reliance Bank and Reliance Bank, FSB are community oriented and customer friendly institutions that cater to small and mid-size businesses and individuals with a desire for personal service. We offer a complete array of financial services and products to meet both commercial and individual needs, including a variety of both business and individual interest bearing and non-interest bearing deposit accounts, personal lines of credit, home equity loans and consumer loans.

In the commercial banking market, we compete successfully with our peers by offering a broad range of business services in areas such as commercial real estate, real estate construction and development, commercial equipment, residential real estate, and lines of credit. In addition, we provide individual banking services such as U.S. savings bonds, traveler’s checks, cashiers checks, safe deposit boxes, bank-by-mail services, direct deposit, remote deposit, on-line banking, and automated teller services. We believe that all of our services are supported by state-of-the-art technology in data processing that is comparable to many larger banks, and we are continually upgrading this technology to meet our customers’ needs. In addition, our subsidiaries may participate in inter-company loan sharing so that the excess of an individual bank’s loan limit may be shared with the other banking subsidiary, given acceptable credit risk, history and industry concentration, resulting in greater customer retention.

Primary responsibility for managing our banking branches lies with the officers of each branch. However, we centralize most of our overall corporate policies, procedures and administrative functions and provide centralized operational and loan administration support functions from our Company headquarters in Frontenac, Missouri.

Market Area and Approach to Geographic Expansion

Reliance Bank

In the greater St. Louis MSA, Reliance Bank has facilities in seventeen locations and one freestanding automated teller machine (“ATM”). Reliance Bank strategically chose to, and expects to continue to, locate these branches within six to seven miles of each other so as not to over-saturate any one municipality or area. Still, in any given area, customers are within a few miles of local branches. When choosing branch locations, we also focus on areas that we believe have high growth potential, a high concentration of closely-held businesses and a large number of professionals and executives. Typically, a high growth potential location consists of both commercial and residential development, which provides us with potential commercial and individual customers.

The St. Louis region, Reliance Bank’s principal market, is ranked the 18th largest MSA in the United States according to the 2000 Census. Investment News reported that in 2005, there were nearly 60,000 privately held businesses and over 80,000 households with investible assets of $1 million or more. The U.S. Bureau of Economic Analysis statistics stated that the St. Louis County per capita personal income increased by 5.6% to $46,207 in 2005, the highest in Missouri, and was 148% of the state average. The Bureau of Labor statistics noted that 16,700 jobs were added between April 2006 and April 2007, for a total of 1,369,000 jobs, in St. Louis County. The U.S. Census Bureau statistics also stated that the population of St. Charles County grew by 19.3%, or 54,826 residents, to 338,719 residents from 2000 to 2006. St. Charles County also has a median household income of $65,360. We believe that this region, along with St. Charles County in Missouri, has significant growth potential and is a large, concentrated area of professionals and executives.

In addition, St. Clair and Madison Counties in Illinois have grown to over 260,000 residents each, according to the U.S. Census Bureau information, representing a significant population growth since 2000. Based on these statistics, we feel that the St. Louis metropolitan region, including the surrounding Illinois counties, has potential for significant residential and commercial development, along with an influx of individual customers.

Reliance Bank, FSB

The current primary market area of Reliance Bank, FSB is Lee County on the southwest coast of Florida. Reliance Bank, FSB is headquartered in Ft. Myers, Florida. It has recently obtained approval for branches in three additional Florida locations. In 2007 and 2008, Reliance Bank, FSB expects to open six new Florida banking branches.

Reliance Bank, FSB’s strategy is to expand in Lee County, with possible expansion into Collier County, in southwest Florida, as these areas are experiencing a high growth rate. The expansion of Southwest Florida International Airport has generated a 74% increase in total contributions to the region’s economy in the past six years, according to a 2006 Economic Impact Study conducted by the airport consulting firm Ricondo & Associates for the Lee County Port Authority. The U.S. Census Bureau statistics stated that an average of 20,700 people move to Lee County annually, adding an estimated 11,400 people to the labor pool. Additionally, Florida’s newest state college, Florida Gulf Coast University, recently opened in South Ft. Myers, Florida and was noted by Consumers Digest magazine as Number 11 among the top 50 best values for public colleges and universities in the nation. Lee and Collier Counties have had substantial population and business growth in recent years as well. According to the U.S. Census Bureau, Lee County is among the 100 fastest growing counties in the nation, and the Economic Development Office of Lee County states that Lee County employers created more than 15,000 jobs in 2006. The U.S. Census Bureau information also states that Collier County’s population increased 25.2% from 2000 through 2006, and the Economic Development Office of Collier County notes that the labor force has grown by 34% in the past five years. The two counties combined have approximately $21.5 billion in deposits. According to the FDIC 2006 Summary of Deposits Table, Lee County is the 9th largest deposit market in Florida, with a 3.0% statewide market share, while Collier County is the 10th largest, with 2.9% of all deposits statewide. Reliance Bank, FSB expects to have a significant development of new customers due to the residential and commercial growth in the area.

Competition

The Company and its subsidiaries operate in highly competitive markets. We face substantial competition in all phases of operations from a variety of different competitors in the St. Louis and Ft. Myers markets, including: (i) large national and super-regional financial institutions that have well-established branches and significant market share in the communities we serve; (ii) finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products; (iii) credit unions, which can offer highly competitive rates on loans and deposits as they receive tax advantages not available to commercial or community banks; (iv) other commercial or community banks, including start-up banks, that can compete with us for customers who desire a high degree of personal service; (v) national and super-regional banks offering mortgage loan application services; (vi) both local and out-of-state trust companies and trust service offices; and (vii) multi-bank holding companies with substantial capital resources and lending capacity.

Many of the larger banks have established specialized units, which target private businesses and high net worth individuals. Also, the St. Louis market is experiencing an increase in de novo (i.e., new start-up) banks, which have either opened or are in the application stages.

Many existing community banks with which we compete directly, as well as several new community bank start-ups, have marketing strategies similar to ours. These community banks may open new branches in the communities we serve and compete directly for customers who want the level of service offered by community banks. In addition, these banks compete directly for the same management personnel.

Reliance Bank plans to continue its strategy of expanding and establishing more branches with a large asset base per office, and Reliance Bank, FSB plans to continue its strategy of establishing more branches throughout southwest Florida, both emphasizing commercial and personal banking, building long-term client relationships, capitalizing on technology and employing experienced staffs who are compensated on the basis of performance and customer service. Because of the Company’s continued use of earnings for this expansion, we have not historically issued dividends and do not anticipate doing so in the foreseeable future. The Company has incurred significant expenses due to its aggresive organic growth plan. This increased expense has negatively impacted our short term earnings per share.

Supervision and Regulation

We are subject to various state, federal and self-regulatory organization banking laws, regulations and policies in place to protect customers and, to some extent, shareholders, which impose specific requirements and restrictions on our operations. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company and its subsidiaries.

The following is a summary of significant regulations:

The Holding Company

The Company is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHCA”). As such, we are subject to regulation and examination by the Federal Reserve Board and are required to file periodic reports of our operations and such additional information as the Federal Reserve may require. Financial holding companies must be well managed and well capitalized pursuant to the standards set by the Federal Reserve and have at least a “satisfactory” rating under the Community Reinvestment Act.

Acquisitions:  Under the BHCA, bank holding companies are generally required to obtain the prior approval of the Federal Reserve before (i) acquiring substantially all the assets of any bank, (ii) acquiring direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or (iii) merging or consolidating with another bank holding company.

Gramm-Leach Bliley Act of 1999:  The Gramm-Leach-Bliley Act of 1999 (“GLBA”) eliminates many of the restrictions placed on the activities of certain qualified financial or bank holding companies. The GLBA also restricts the Company and the Banks from sharing certain customer personal information with non-affiliated third parties and requires disclosure of the policies and practices regarding such data sharing.

Source of Strength; Cross-Guarantee:  Federal Reserve policy requires that we commit resources to support our subsidiaries and in implementing this policy, the Federal Reserve takes the position that it may require us to provide financial support when we otherwise would not consider ourselves able to do so.

Sarbanes-Oxley Act of 2002:  The Sarbanes-Oxley Act of 2002 (“SOX”) generally applies to all publicly-held companies and was enacted to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws promulgated by the Securities and Exchange Commission (“SEC”). SOX requires, among other things, (i) certification of financial statements by the Chief Executive Officer and the chief financial officer and (ii) adoption of procedures designed to ensure the adequacy of the internal controls and financial reporting processes of public companies. Companies with securities listed on national securities exchanges must also comply with strict corporate governance requirements.

Reliance Bank

Because Reliance Bank is not a member of the Federal Reserve System, the Missouri Division of Finance and the FDIC are its primary regulators. Between these two regulatory authorities, all areas of the Bank’s operations are monitored or regulated, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuance of securities, payment of dividends, interest rates payable on deposits, interest rates or fees chargeable on loans, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices. In addition, Reliance Bank must maintain certain capital ratios and is subject to limitations on total investments in real estate, bank premises, and furniture and fixtures.

Transactions with Affiliates and Insiders:  Regulation W, promulgated by the Federal Reserve, imposes regulations on certain transactions with affiliates, including the amount of loans and extensions of credit to affiliates, investments in affiliates and the amount of advances to third parties collateralized by the securities or obligations of affiliates. Regulation W also requires, among other things, that Reliance Bank transact business with affiliates on terms substantially the same, or at least as favorable to Reliance Bank, as those prevailing at the time for comparable transactions with nonaffiliates.

Community Reinvestment Act:  The Community Reinvestment Act (the “CRA”) requires that the Company and its subsidiaries take certain steps to meet the credit needs of varying income level households in their local communities. The Company’s record of meeting such needs is considered by the FDIC when evaluating mergers and acquisitions and applications to open a branch or facility. Both Reliance Bank and Reliance Bank, FSB have satisfactory ratings under the CRA.

Check 21:  The Check Clearing for the 21st Century Act (“Check 21”) is designed to foster innovation in the payments system and to enhance its efficiency by reducing some of the legal impediments to check clearing. The law facilitates check clearing by creating a new negotiable instrument called a substitute check, which permits banks to clear original checks, to process check information electronically, and to deliver substitute checks to banks that want to continue receiving paper checks. A substitute check is the legal equivalent of the original check and includes all the information contained on the original check. The law does not require banks to accept checks in electronic form nor does it require banks to use the new authority granted by Check 21 to create substitute checks.

USA Patriot Act:  The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) requires financial institutions to take certain steps to protect against money laundering, such as establishing anti-money laundering programs and maintaining controls with respect to private and foreign banking matters.

Limitations on Loans and Transactions:  The Federal Reserve Act generally imposes certain limitations on extensions of credit and other transactions by and between banks that are members of the Federal Reserve and other affiliates (which includes any holding company of which a bank is a subsidiary and any other non-bank subsidiary of such holding company). Banks that are not members of the Federal Reserve are also subject to these limitations. Further, federal law prohibits a bank holding company and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or the furnishing of services.

Other Regulations:  Interest and certain other charges collected or contracted for by the Bank are subject to state usury laws and certain federal laws concerning interest rates. The Bank’s loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves; the Equal Credit

Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit; the Fair Credit Reporting Act of 1978 governing information given to credit reporting agencies; the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; the Soldiers’ and Sailors Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying obligations of, persons in military service; and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Bank are also subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Deposit Insurance:  The deposits of the Bank are currently insured by the FDIC to a maximum of $100,000 per depositor, subject to certain aggregation rules. The FDIC establishes rates for the payment of premiums by federally insured banks for deposit insurance. An insurance fund is maintained for commercial banks, with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. The FDIC has adopted a risk-based deposit insurance premium system for all insured depository institutions, including the Bank, which requires premiums from a depository institution based upon its capital levels and risk profile, as determined by its primary federal regulator on a semiannual basis.

Reliance Bank, FSB

Reliance Bank, FSB is a federally chartered thrift, and as such, is regulated by the same agencies as its affiliate, Reliance Bank. The principal difference is that the FSB’s primary regulator is the Office of Thrift Supervision in lieu of the Missouri Division of Finance. As such, all of the above mentioned federal regulations apply to Reliance Bank, FSB. Additionally, under OTS regulations, Reliance Bank, FSB must maintain its standing as a “qualified thrift lender.” To maintain this status, it is required to comply with restrictions and limitations imposed by OTS regulations on the percentage of its loan portfolio that may be invested in different types of loans; specifically, Reliance Bank, FSB must maintain at least 65% of its loan portfolio in “qualified thrift investments,” which are essentially residential real estate loans. There are a wide variety of loans that qualify for this purpose.

Employees

As of March 31, 2007, we had 197 full-time equivalent employees. None of the Company’s employees are covered by a collective bargaining agreement. Management believes that its relationship with its employees is good.

Available Information

The Company maintains a website at www.reliancebancshares.com. Before the filing of this registration statement, we were not required to file reports with the SEC. This registration statement and all of our future reports required to be filed by Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available or accessible free of charge on our website, including copies of our future Annual Reports on Form 10-K, future Quarterly Reports on Form 10-Q, future Current Reports on Form 8-K, future Proxy Statements and any amendments to those reports. These reports will be made available as soon as reasonably practicable after they are filed with or furnished to the SEC. You may also request any materials we file with the SEC from the SEC’s Public Reference Room at 100 F. Street, NE, Washington, D.C., 20549 or by calling (800) SEC-0330. In addition, our filings with the SEC are electronically available via the SEC’s website at http://www.sec.gov.

Item 1A.  Risk Factors

An investment in shares of our Common Stock involves various risks. Before deciding to invest in our Common Stock, you should carefully consider the risks described below in conjunction with the other information in this registration statement. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks identified throughout this registration statement, or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Our business strategy includes plans for growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

The Company has, since its inception, embarked on a plan to increase its size and the number of locations at which its subsidiaries offer their services. This has been achieved through, and is intended to continue to be accomplished by, opening new branches, loan production offices and financial related businesses, by chartering new banks and thrifts, and/or by the acquisition of existing banks, thrifts, bank holding companies or other financial related businesses.

Our assets have increased $601 million, or 201%, from approximately $300 million at December 31, 2003 to approximately $901 million at December 31, 2006, primarily due to increases in commercial real estate loans, construction and land development loans, residential and other commercial loans. Our business strategy includes plans to continue to grow the amount of our assets, the level of our deposits and the scale of our operations. Achieving our growth targets requires us, in part, to attract customers that currently bank at other financial institutions in our markets, thereby increasing our shares in these markets. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth effectively. There can be no assurance that these growth opportunities will be available or that we will effectively manage our growth. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be harmed. Our growth strategy includes risks such as:

•	Lower earnings caused by increased expenses incurred at these new locations;

•	Inability to achieve a level of growth that is translated into profitable operations;

•	Inaccurate estimates and judgments as to the desirability or profitability of a particular location, market, bank, thrift or business;

•	Lack of understanding or faulty assessment of new types of businesses or markets where such banks, thrifts or businesses are located;

•	Potential exposure to liabilities of acquired banks, thrifts or other businesses;

•	Failure to properly evaluate the credit, operations, locations, management and market risks of acquired banks, thrifts or businesses;

•	Problems in successfully integrating operations and personnel;

•	Failure to achieve economies of scale and anticipated cost savings;

•	Diversion of management’s time and attention and potential disruption of existing business relationships; and

•	Dilution of Reliance shareholders’ Common Stock ownership if equity is used as the consideration for acquisitions.

The building of market share through our branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share in the St. Louis and Ft. Myers metropolitan areas through our branching strategy. We intend to open ten to thirteen new branches within the next 24 months. This would entail additional fixed asset investments of approximately $2 million for each additional location, or $20 million to $26 million in total. There are considerable costs involved in opening branches and, initially, new branches generally do not generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, any new branch can be expected to negatively impact our earnings unless and until the branch reaches certain economies of scale. Typically, a new location achieves break-even profitability after the first 24 to 30 months, after incurring cumulative start-up losses of approximately $300,000, which could total $3 million to $4 million (pre-tax) for ten to thirteen additional locations. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. Finally, we have no assurance our new branches will be successful even after they have opened.

Our business is impacted by the local economies in which we operate.

Because the majority of our borrowers and depositors are individuals and businesses located and doing business in the St. Louis and Ft. Myers metropolitan areas, our success depends to a significant extent upon economic conditions in the St. Louis and Ft. Myers metropolitan areas. Adverse economic conditions in our market areas could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorder, terrorism, weather-related conditions and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the St. Louis or Ft. Myers metropolitan areas could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

If the value of real estate in the St. Louis and Ft. Myers metropolitan areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With most of our loans concentrated in the St. Louis and Ft. Myers metropolitan areas, a decline in local economic conditions could adversely affect the value of the real estate collateral securing our loans. A decline in property values would diminish our ability to recover on defaulted loans by selling the real estate collateral, making it more likely that we would suffer losses on defaulted loans. Additionally, a decrease in asset quality could require additions to our reserve for possible loan losses through increased provisions for loan losses, which would hurt our profits. Also, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies and natural disasters. A negative development in any of these factors could adversely affect our results of operations and financial condition.

The Company’s real estate loan portfolio at December 31, 2006 included $76,062,000 of loans collateralized by real estate in southwestern Florida, with the remaining portfolio primarily collateralized by real estate in the St. Louis metropolitan area. The Florida loans include $14,229,000 for speculative construction of single family homes, including lot loans and homes built for immediate sale, $52,430,000 of commercial real estate loans, and the remaining real estate loans of owner occupied residential properties.

Our reserve for possible loan losses may be insufficient to absorb losses in our loan portfolio.

Like most financial institutions, we maintain a reserve for possible loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our reserve for possible loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our reserve for possible loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

In evaluating the adequacy of our reserve for possible loan losses, we consider numerous quantitative factors, including our historical charge-off experience, growth of our loan portfolio, changes in the composition of our loan portfolio and the volume of delinquent and criticized loans. In addition, we use information about specific borrower situations, including their financial position and estimated collateral values, to estimate the risk and amount of loss for those borrowers. Finally, we also consider many qualitative factors, including general and economic business conditions, duration of the current business cycle, current general market collateral valuations, trends apparent in any of the factors we take into account and other matters, which are by nature more subjective and fluid. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers’ abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary from our current estimates.

At December 31, 2006, our reserve for possible loan losses as a percentage of total loans was 1.06%. Federal and state regulators, as an integral part of their examination process, periodically review our reserve for possible loan losses and may require us to increase our reserve for possible loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our reserve for possible loan losses by recognizing loan charge-offs, net of recoveries. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., the prime commercial rate) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, origination volume and overall profitability.

As recently as second quarter 2004, interest rates were at historically low levels. However, between June 30, 2004 and June 30, 2006, the U.S. Federal Reserve has increased its target for the federal funds rate seventeen times, from 1.00% to 5.25%. While these short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This “flattening” of the market yield curve has had a negative impact on our interest rate spread and net interest margin to date. If short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upward faster than the rates on our long-term loans and investments, we would experience further compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be adversely affected. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

We are dependent upon the services of our management team.

Our future success and profitability is substantially dependent upon the management and banking abilities of our executive management team. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified senior and middle management. We are especially dependent on a limited number of key management personnel, none of whom has an employment agreement with us, except for our Chief Executive Officer and our Executive Vice President. The loss of the Chief Executive Officer, Executive Vice President or other senior executive officers could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our failure to recruit and retain qualified lenders could adversely affect our ability to compete successfully and affect our profitability.

Our success and future growth depend heavily on our ability to attract and retain highly skilled and motivated lenders and other banking professionals. We compete against many institutions with greater financial resources both within our industry and in other industries to attract these qualified individuals. Our failure to recruit and retain adequate talent could reduce our ability to compete successfully and could adversely affect our business and profitability.

Competition from financial institutions and other financial service providers may adversely affect our growth and profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. This competition has made it more difficult for us to make new loans and has occasionally forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Many of our competitors are larger financial institutions. While we believe we successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, smaller resources and smaller lending limits, lack of geographic diversification and inability to spread our marketing costs across a broader market. In recent years, several new financial institutions have been established in the St. Louis and Ft. Myers metropolitan areas. These new financial institutions may price their loans and deposits aggressively in order to attract customers. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will be successful.

We may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

Security breaches in our internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business. Additionally, we outsource our data processing to a third party. If our third party provider encounters difficulties or if we have difficulty in communicating with such third party, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve, Office of Thrift Supervision, the Missouri Division of Finance, its chartering authorities, and by the FDIC, as insurer of its deposits. Such regulation and supervision govern the activities in which we may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of the Banks. The regulation and supervision by the Federal Reserve, Office of Thrift Supervision, the Missouri Division of Finance and the FDIC are not intended to protect the interests of investors in our Common Stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our reserve for possible loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. As an example, the GLBA eliminates many of the restrictions placed on the activities of certain qualified financial or bank holding companies. We will incur additional expenses as a result of registering our class of Common Stock with the SEC and the compliance costs associated with the SEC’s public reporting requirements. In addition, SOX and the related rules and regulations promulgated by the SEC that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

Our Common Stock is not tradeable on any public market.

There is no active public market for our Common Stock nor is one likely to exist for the immediate future. The Company has no present plan to list or qualify its Common Stock for trading on any securities exchange such as the New York Stock Exchange, American Stock Exchange or The Nasdaq Stock Market. As a result, an investment in our Common Stock may only be suitable as a long-term investment for persons of adequate financial means who have no need for liquidity. If a public market should develop for our Common Stock, there is no certainty that it will equal the pricing formula described herein that is used by the Company to value its Common Stock. We do not know the effect or liquidity, if any, that filing a registration statement as a public company with the SEC will have upon our Common Stock.

Infrequent trades of our Common Stock have appeared on the internet under the symbol RLBS.PK. Websites such as Pink Sheets (www.pinksheets.com), Yahoo Finance (finance.yahoo.com) and UpTick (www.uptick.com) have reported occasional trades. These websites reported a sale of an undisclosed number of shares on January 23, 2007 at $11.50 per share. This trade occurred after our two-for-one stock split and we assume it was for Class A Common Stock, $0.25 par value.

There are restrictions on the transfer of shares of our Common Stock.

Most of our outstanding shares of Common Stock were sold pursuant to an exemption from registration under Section 4(2) and Regulation D of the Securities Act of 1933, as amended (the “Act”). Our Common Stock in these offerings was issued and sold only to accredited investors as defined in Regulation D. These shares of Common Stock are restricted securities and may not be resold for a period of up to two years from the date of the acquisition, assuming that other requirements of Rule 144 of the Act are met or unless sold or transferred in transactions which are exempt under applicable federal and state securities laws or pursuant to registration thereunder. The period of restriction on the sale or transfer by affiliates of the Company may be a longer period.

Our growth may require us to raise additional capital in the future, which may not be available to us.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We may need to raise additional capital to support our growth. If we raise capital through the issuance of additional shares of our Common Stock or other securities, it would dilute the ownership interests of existing shareholders and may dilute the per share book value of our Common Stock. If we choose to raise capital through the issuance of a preferred class of stock, new investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

We have never paid dividends and may not do so in the future.

The payment of dividends is at the discretion of the Board of Directors of the Company. No dividends have been paid since the inception of the Company. Since Reliance Bank is the only source of revenue to the Company at this time, it is not expected that dividends will be paid in the foreseeable future.

A substantial amount of our Common Stock is held by insiders.

The named executive officers and directors of the Company (16 persons) beneficially own or control 55.2% of the outstanding shares of our Common Stock. Directors, advisory directors and officers of the Banks own or control approximately another 10% of the outstanding shares of our Common Stock. As a result, these insiders may be able to control the election of the Board of Directors and thus the direction and future operations of the Company and its subsidiaries. As of June 1, 2007, there were 20,624,016 shares of our Common Stock issued and outstanding.

Our issuance of additional shares of Common Stock, preferred stock, options or other rights to purchase those shares would dilute the proportionate ownership and voting rights of existing shareholders.

We are entitled under our Restated Articles of Incorporation to issue up to 40,000,000 shares of Common Stock and 2,000,000 shares of preferred stock. As of June 1, 2007, 20,624,016 shares of our Common Stock were issued and outstanding, and an additional 2,251,200 shares of Common Stock were subject to issuance upon the exercise of outstanding options. Our Board of Directors may generally offer shares of our Common Stock, preferred stock, options or other rights to purchase shares based upon such factors as our Board of Directors may deem relevant at that time. In May 2007, we anticipate commencing an offering of an aggregate of two million shares of our Common Stock at $15.00 per share to accredited investors in private placement transactions. It is also likely that we will commence additional offerings to raise capital to fund our growth strategy, and issue additional shares or options to directors, officers and employees in connection with their services. If so, under circumstances the Board of Directors deems appropriate at the time, the percentage ownership and voting rights of existing shareholders will be diluted and could be diluted significantly if we issue large numbers of securities.

Item 2.  Financial Information

Selected Consolidated Financial Data

						As of and for the
						Three-Month
	As of and for the					Periods Ended
	Years Ended December 31,					March 31,
	2006	2005	2004	2003	2002	2007	2006
	(In thousands, except per share data and ratios)

Statements of income:
Total interest income	$48,024	$31,293	$16,870	$11,970	$9,353	$14,563	$10,309
Total interest expense	26,227	15,236	6,946	5,416	4,579	8,651	5,357

Net interest income	21,797	16,057	9,924	6,554	4,774	5,912	4,952
Provision for possible loan losses	2,200	2,333	1,066	590	550	390	550

Net interest income after provision for possible loan losses	19,597	13,724	8,858	5,964	4,224	5,522	4,402
Total noninterest income	1,247	511	696	459	260	389	176
Total noninterest expense	16,605	11,449	7,490	4,334	2,733	4,976	3,589

Income before income taxes	4,239	2,786	2,064	2,089	1,751	935	989
Income tax expense	1,223	863	642	743	529	240	310

Net Income	$3,016	$1,923	$1,422	$1,346	$1,222	$695	$679

Common share data:
Basic net income per share	$0.16	$0.12	$0.11	$0.14	$0.17	$0.04	$0.04
Diluted net income per share	0.15	0.12	0.10	0.14	0.17	0.03	0.04
Dividends declared per share	—	—	—	—	—	—	—
Book value per share	6.31	5.06	4.89	4.29	3.56	6.38	5.80
Tangible book value per share	6.24	4.98	4.80	4.17	3.56	6.31	5.73
Weighted average shares-basic	18,685	16,095	13,258	9,473	7,093	19,574	18,122
Weighted average shares-diluted	19,548	16,681	13,600	9,734	7,212	20,432	18,921
Shares outstanding-end of period	19,571	18,242	14,957	11,549	7,612	19,668	18,598
Period-end balances:
Loans, net	$660,318	$467,402	$297,248	$189,383	$118,253	$683,956	$501,785
Investment securities	191,866	189,779	121,510	94,329	81,688	185,587	196,140
Total assets	900,799	702,462	443,769	299,801	207,626	958,564	740,167
Deposits	678,597	576,425	331,683	229,922	164,273	773,694	599,824
Short-term borrowings	70,463	16,847	31,809	13,683	10,108	29,877	15,090
Long-term borrowings	24,300	14,300	5,800	5,800	4,300	24,300	14,300
Stockholders’ equity	123,497	92,216	73,206	49,588	27,126	125,496	107,925

Average balances:
Loans	$546,122	$397,584	$240,550	$157,904	$91,560	$677,195	$488,652
Investment securities	202,273	145,887	108,909	88,818	74,285	190,329	196,418
Total assets	786,014	588,312	377,481	261,223	174,761	925,514	728,153
Deposits	629,588	473,540	296,698	207,500	137,087	728,266	590,606
Short-term borrowings	26,475	17,155	13,110	10,941	10,308	44,145	15,718
Long-term borrowings	15,881	11,423	5,800	4,300	4,300	24,300	14,300
Stockholders’ equity	109,940	83,324	60,662	36,798	21,819	123,798	103,660

Selected ratios:
Net yield on earning assets	2.94%	2.90%	2.82%	2.63%	2.85%	2.78%	2.91%
Return on average total assets	0.38%	0.33%	0.38%	0.52%	0.70%	0.30%	0.38%
Return on average stockholders’ equity	2.74%	2.31%	2.34%	3.66%	5.60%	2.28%	2.66%
Average stockholders’ equity as a percent of average total assets	13.99%	14.16%	16.07%	14.09%	12.49%	13.38%	14.24%
Nonperforming loans as a percent of loans at year-end	0.77%	0.86%	0.87%	0.35%	—%	0.75%	0.86%
Reserve for possible loan losses as a percent of loans at year-end	1.06%	1.10%	1.04%	1.09%	1.09%	1.03%	1.12%

Note:	All share and per share information has been retroactively restated for a two-for-one stock split and concurrent reduction in par value of $0.50 to $0.25, effective December 29, 2006.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following presents management’s discussion and analysis of the consolidated financial condition and results of operations of Reliance Bancshares, Inc. (the “Company”) for each of the years in the three-year period ended December 31, 2006, and the three-month periods ended March 31, 2007 and 2006. All share and per share information has been restated for the two-for-one stock split and concurrent 50% reduction in the par value of the Company’s Common Stock approved by the Company’s shareholders on December 22, 2006. This discussion and analysis is intended to review the significant factors affecting the financial condition and results of operations of the Company, and provides a more comprehensive review which is not otherwise apparent from the consolidated financial statements alone. This discussion should be read in conjunction with “Selected Consolidated Financial Data,” the Company’s consolidated financial statements and the notes thereto and other financial data appearing elsewhere herein.

The Company has prepared all of the consolidated financial information in this report in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In preparing the consolidated financial statements in accordance with U.S. GAAP, the Company makes estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. No assurances can be given that actual results will not differ from those estimates.

Overview

The Company provides a full range of banking services to individual and corporate customers throughout the St. Louis metropolitan area in Missouri and Illinois and southwestern Florida through the nineteen locations of its wholly-owned subsidiaries, Reliance Bank and Reliance Bank, FSB (hereinafter referred to as the “Banks”). The Company was incorporated and began its development stage activities on July 24, 1998. Such development stage activities (i.e., applying for a banking charter, raising capital, acquiring property, and developing policies and procedures, etc.) led to the opening of Reliance Bank (as a new bank) upon receipt of all regulatory approvals on April 16, 1999. Since its opening in 1999 through March 31, 2007, Reliance Bank has added seventeen branch locations in the St. Louis metropolitan area of Missouri and Illinois and has grown its total assets, loans and deposits to $853.2 million, $633.2 million, and $678.1 million, respectively at December 31, 2006, and $902.2 million, $652.3 million, and $758.9 million, respectively, at March 31, 2007. Effective May 31, 2003, the Company purchased The Bank of Godfrey, a Godfrey, Illinois state banking institution. This Godfrey bank was merged with and into Reliance Bank on October 31, 2005. Reliance Bank also opened a loan production office in Ft. Myers, Florida on July 1, 2004. Effective January 17, 2006, the Company opened a new Federal Savings Bank, Reliance Bank, FSB in Ft. Myers, Florida, and loans totaling approximately $14 million that were originated by the Reliance Bank loan production office were transferred to Reliance Bank, FSB.

At December 31, 2006, Reliance Bank’s total assets, total revenues, and net income represented 94.71%, 95.69%, and 95.87%, respectively, of the Company’s consolidated total assets, total revenues, and net income. Reliance Bank, FSB’s total assets and total revenues represented 4.98% and 4.97%, respectively, of the Company’s consolidated totals as of and for the year ended December 31, 2006. Reliance Bank, FSB incurred a net loss of $41,133 for the year ended December 31, 2006.

At March 31, 2007, Reliance Bank’s total assets, total revenues, and net income represented 94.12%, 93.87%, and 94.42%, respectively, of the Company’s consolidated total assets, total revenue, and net income. Reliance Bank, FSB’s total assets, total revenues, and net income represented 5.89%, 6.36%, and 3.97%, respectively, of the Company’s consolidated totals as of and for the three months ended March 31, 2007.

The Company plans to continue building its Reliance Bank branch network in the St. Louis metropolitan area, with three additional branches in various stages of construction at December 31, 2006 and four more branches planned through 2009. The Company also plans to build at least six additional branches of Reliance Bank, FSB in southwestern Florida during the next few years. The Company’s branch expansion plans are designed to increase the Company’s market share in the St. Louis metropolitan area in Missouri and Illinois and southwestern Florida, to allow the Company’s banking subsidiaries to compete with much larger financial institutions in these markets.

The St. Louis metropolitan and southwestern Florida markets in which the Company’s banking subsidiaries operate are highly competitive in the financial services area. The Banks are subject to competition from other financial and nonfinancial institutions providing financial products throughout these markets.

The Company’s total consolidated assets increased to $900.8 million at December 31, 2006, with loans and deposits increasing to $667.7 million and $678.6 million, respectively, at the end of 2006, primarily as a result of the Company’s continued emphasis on growth to improve its market share. The branch locations of the Banks have provided the Company with excellent strategic locations from which depositors and borrowers can be accessed. Six Reliance Bank branches were opened in 2006, one Reliance Bank branch was opened in 2005, and four Reliance Bank branches were opened in 2004. The Company has sought to staff each new branch location with an experienced commercial lender familiar with that branch’s market area and other experienced banking personnel. This growth in total consolidated total assets, loans and deposits continued through the first quarter of 2007, as the Company’s total consolidated assets, loans and deposits increased to $958.6 million, $691.3 million and $773.7 million, respectively, at March 31, 2007.

The Company has funded its Banks’ branch expansion with several private placement stock offerings made to accredited investors since its inception. The Company has held a total of twelve such offerings since its inception and has sold 19,571,248 shares of Company Common Stock for a total of $114.8 million through December 31, 2006, and 19,667,711 shares for a total of $115.8 million through March 31, 2007.

The Company’s consolidated net income for the years ended December 31, 2006, 2005, and 2004 totaled $3,016,265, $1,923,031, and $1,422,307, respectively. Consolidated net income for the three-month periods ended March 31, 2007 and 2006 totaled $695,403 and $678,813, respectively. The primary reason for the Company’s continued growth in net income over these periods is the growth in the Company’s consolidated net interest income. Net interest income for the years ended December 31, 2006, 2005, and 2004 totaled $21,797,105, $16,057,670, and $9,923,672, respectively. Net interest income for the three-month periods ended March 31, 2007 and 2006 totaled $5,912,322 and $4,952,306, respectively. This growth in net interest income resulted from the growth in interest income on an increasing level of interest-earning assets during this time period, with an increasingly proportionate share of such interest-earning assets being comprised of loans, which are the Company’s highest interest-earning assets. Total interest income was $48,024,271, $31,293,194, and $16,869,163 for the years ended December 31, 2006, 2005, and 2004, respectively, and $14,562,906 and $10,309,224 for the three-month periods ended March 31, 2007 and 2006, respectively.

Holding down the net interest income earned by the Company during these periods was an increasing cost of funds on an increasing total of interest-bearing liabilities. Interest expense incurred on interest-bearing liabilities for the years ended December 31, 2006, 2005, and 2004 totaled $26,227,166, $15,235,524, and $6,945,491, respectively, and $8,650,584 and $5,356,918 for the three-month periods ended March 31, 2007 and 2006, respectively.

As the Company has grown its assets, the quality of such assets has continued to remain strong. The Company has continued to maintain its reserve for possible loan losses at a level of approximately 1.00% to 1.10% of net outstanding loans, despite experiencing only $980,000 in net charge-offs since the Company’s inception through March 31, 2007. At December 31, 2006, nonperforming loans (loans for which the accrual of interest had been discontinued and loans delinquent 90 days or more and still accruing interest) totaled only 0.77% of total loans. Nonperforming loans totaled only 0.75% of total loans at March 31, 2007. The Company’s consolidated provision for loan losses charged to earnings has kept pace with the loan growth experienced during the three-year period ended December 31, 2006 and three-month periods ended March 31, 2007 and 2006. The provision for loan losses charged to operations in 2006, 2005, and 2004 was $2,200,000, $2,332,878, and $1,065,710, respectively, and $390,000 and $550,000 for the three-month periods ended March 31, 2007 and 2006, respectively.

Also as the Company has grown its assets, the total of noninterest income has grown and new products have been introduced. Total noninterest income for 2006, 2005 and 2004 was $1,247,168, $510,693, and $696,137, respectively, and $388,697 and $175,917 for the three-month periods ended March 31, 2007 and 2006, respectively. During each of the three annual periods, the Company sold certain of its investment securities to eliminate mis-matches in its asset/liability mix as the Banks were growing. In 2004, during a period of declining interest rates, the Company earned $292,762 on such investment sales. In 2005, interest rates were increasing, and the Company lost $103,486. In 2006, after interest rates stabilized, the Company had gains on investment sales of only $13,586.

Securities that were sold in 2006, 2005, and 2004 to more effectively align the Company’s asset/liability mix totaled $8,411,900, $4,408,291, and $29,939,314, respectively. No securities were sold during the three-month periods ended March 31, 2007 and 2006.

During 2006, the Company also established a fixed rate mortgage lending operation to arrange for long-term fixed rate commercial real estate financing with institutional investors. Such transactions resulted in commission income of $393,183 in 2006, none of which was earned in the first quarter of 2006, and $110,600 for the first quarter of 2007. Deposit service charge income also increased over $100,000 in 2006 due to the establishment of a new overdraft privilege program for customers.

Noninterest expenses have increased significantly during the three-year period ended December 31, 2006 and three-month periods ended March 31, 2007 and 2006, resulting from the Company’s branch expansion program. Total noninterest expense was $16,605,255, $11,449,511, and $7,489,921 for the years ended December 31, 2006, 2005, and 2004, respectively, and $4,976,050 and $3,589,612 for the three-month periods ended March 31, 2007 and 2006, respectively.

The Company’s effective tax rate for the years ended December 31, 2006, 2005, and 2004 was 28.85%, 30.97%, and 31.10%, respectively, and 25.62% and 31.34% for the three-month periods ended March 31, 2007 and 2006, respectively. The decrease in effective tax rates during these periods is a result of an increasing level of tax-exempt interest income.

The Company’s basic and diluted earnings per share during the three-year period ended December 31, 2006 and three-month periods ended March 31, 2007 and 2006, reflect the Company’s focus on growth in equity ownership and total assets, loans and deposits, with less of an emphasis on short-term earnings per share. Basic earnings per share for the years ended December 31, 2006, 2005, and 2004 were $0.16, $0.12, and $0.11, respectively. On a diluted basis, earnings per share for the years ended December 31, 2006, 2005, and 2004 were $0.15, $0.12, and $0.10 per share, respectively. Basic earnings per share were $0.04 for both of the three-month periods ended March 31, 2007 and 2006. On a diluted basis, earnings per share for the three-month periods ended March 31, 2007 and 2006 were $0.03 and $0.04 respectively.

Following are certain ratios generally followed in the banking industry for Reliance Bancshares, Inc. for the years ended December 31, 2006, 2005, and 2004 and three-month periods ended March 31, 2007 and 2006:

				As of and for the
	As of and for the			Three-Month Periods
	Years Ended December 31,			Ended March 31,
	2006	2005	2004	2007	2006

Percentage of net income to:
Average total assets	0.38%	0.33%	0.38%	0.30%	0.38%
Average stockholders’ equity	2.74%	2.31%	2.34%	2.28%	2.66%
Percentage of common dividends declared to net income per common share	—	—	—	—	—
Percentage of average stockholders’ equity to average total assets	13.99%	14.16%	16.07%	13.38%	14.24%

Critical Accounting Policies

The following accounting policies are considered most critical to the understanding of the Company’s financial condition and results of operations. These critical accounting policies require management’s most difficult subjective and complex judgments about matters that are inherently uncertain. Because these estimates and judgments are based on current circumstances, they may change over time or prove to be inaccurate based on actual experiences. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of a materially different financial condition and/or results of operations could reasonably be expected. The impact and any associated risks related to our critical accounting policies on our business operations are discussed throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 to our Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 included elsewhere herein.

Reserve for Possible Loan Losses

Subject to the use of estimates, assumptions, and judgments, management’s evaluation process used to determine the adequacy of the reserve for possible loan losses combines several factors: management’s ongoing review of the loan portfolio; consideration of past loan loss experience; trends in past due and nonperforming loans; risk characteristics of the various classifications of loans, existing economic conditions; the fair value of underlying collateral; and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the reserve, could change significantly. As an integral part of their examination process, various regulatory agencies also review the reserve for possible loan losses. Such agencies may require that certain loan balances be charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examinations. The Company believes the reserve for possible loan losses is adequate and properly recorded in the consolidated financial statements.

Deferred Tax Assets

The Company recognizes deferred tax assets and liabilities for the estimated future tax effects of temporary differences, net operating loss carryforwards and tax credits. Deferred tax assets are recognized subject to management’s judgment based upon available evidence that realization is more likely than not. Deferred tax assets would be reduced if necessary, by a deferred tax asset valuation allowance. In the event that management determines it would not be able to realize all or part of net deferred tax assets in the future, the Company would need to adjust the recorded value of our deferred tax assets, which would result in a direct charge to income tax expense in the period that such determination is made. Likewise, the Company would reverse the valuation allowance when realization of the deferred tax asset is expected.

Results of Operations for the Three-Year Period Ended December 31, 2006

Net Interest Income

The Company’s net interest income increased by $5,739,435 (35.74%) to $21,797,105 for the year ended December 31, 2006 from the $16,057,670 earned for the year ended December 31, 2005, which was an increase of $6,133,998 (61.81%) from the $9,923,672 earned in 2004. The Company’s net interest margin for the years ended December 31, 2006, 2005, and 2004 was 2.94%, 2.90%, and 2.82%, respectively.

Average earning assets for 2006 increased $193,160,996 (34.35%) to $755,531,392 from the level of $562,370,396 for 2005. Average earning assets for 2005 increased $204,502,861 (57.14%) from the $357,867,535 level for 2004. This strong growth in interest-earning assets was primarily due to the growth in the loan and investment portfolios. Total average loans grew $148,538,247 (37.36%) in 2006 to $546,122,217 from the level of $397,583,970 for 2005, which was an increase of $157,033,875 (65.28%) from the level of $240,550,095 for 2004. The Company’s expanding branch program and practice of adding an experienced commercial lender at each new branch, and the strong economies of the markets in which such branches are located, were the primary reasons for this strong growth in the Company’s loan portfolio during this three-year period.

Total average investment securities for 2006 grew $56,385,894 (38.65%) to $202,273,004 from the level of $145,887,110 for 2005, which was an increase of $36,977,673 (33.95%) from the level of $108,909,437 for 2004. The Company uses its investment portfolio to (a) provide support for borrowing arrangements for securities sold under repurchase agreements, (b) provide support for pledging purposes for deposits of governmental and municipality deposits over $100,000, (c) provide a secondary source of liquidity through “laddered” maturities of such securities, and (d) provide increased interest income over that which would be earned on overnight/daily fund investments. As the Company’s deposits grow, a certain percentage of such deposits is invested in investment securities for these specific purposes. The total carrying value of securities pledged to secure public funds and repurchase agreements was approximately $150,797,000, $115,715,000, and $86,870,000 at December 31, 2006, 2005, and 2004, respectively.

Average short-term investments can fluctuate significantly from day to day based on the collected balances of customer deposits, loan demand, investment security maturities, etc. Excess funds not invested in loans or investment securities are invested in overnight funds with various unaffiliated financial institutions. The average balances of such short-term investments for the years ended December 31, 2006, 2005, and 2004 were $7,136,171, $18,899,316, and $8,408,003, respectively.

A key factor in increasing the Company’s net interest margin is to maintain a higher percentage of earning assets in the loan category, which is the Company’s highest earning asset category. Average loans as a percentage of average earning assets were 72.28% for 2006, which was a 158 basis point increase over the 70.70% percentage achieved in 2005, which was a 348 basis point increase over the 67.22% percentage achieved in 2004.

Funding the Company’s growth in interest-earning assets has been a challenge in the markets in which the Company’s banking subsidiaries operate. With the stock market rebounding over the past three years from its depressed levels in 2004 and 2003, deposits are not as plentiful in the banking market overall. Additionally, the St. Louis metropolitan area has added ten new banks in the past two years (as well as several institutions such as Reliance Bank adding numerous branches), resulting in an intensely competitive environment for customer deposits. Competition for deposits in southwestern Florida is equally as intense as the market for deposits in the St. Louis metropolitan area. As a result, the Company has had to supplement its deposit growth with alternate funding sources, including short-term overnight borrowings from unaffiliated financial institutions, sweep repurchase agreement borrowing arrangements with several of the Company’s larger depositors, and longer term advances from the Federal Home Loan Bank.

Total average interest-bearing deposits for 2006 increased $148,549,443 (33.30%) to $594,578,288 from the level of $446,028,845 for 2005, which was an increase of $168,823,957 (60.90%) from the level of $277,204,888 for 2004. This increase in deposits over the three-year period resulted from the Company’s aggressive branch expansion and aggressive pricing of deposits. The Company’s banking subsidiaries have sought to be aggressive on deposits, without necessarily being the highest rate available in their markets.

The Company’s short-term borrowings consist of overnight funds borrowed from unaffiliated financial institutions and securities sold under sweep repurchase agreements with larger deposit customers. The average balances of such borrowings for the years ended December 31, 2006, 2005, and 2004 totaled $26,474,859, $17,155,128, and $13,110,236, respectively. The averages for securities sold under sweep repurchase agreements for 2006, 2005, and 2004 were $18,242,160, $16,428,786, and $12,277,343, which has continued to provide a stable source of funding from certain of the Company’s larger depositors. Average funds purchased through daily/overnight borrowing arrangements increased significantly during the year ended December 31, 2006, from $832,893 in 2004 and $726,342 in 2005, to $8,232,699 in 2006. The increase in daily/overnight funds purchased in 2006 coincides with the addition of ten new banks to the St. Louis metropolitan area, with the Company using this short-term funding source as a less expensive alternative to the intensely competitive deposit market.

The Company also increased its longer-term advances from the Federal Home Loan Bank during the three year period ended December 31, 2006. Such average longer-term borrowings were $15,880,822, $11,423,288, and $5,800,290 for 2006, 2005, and 2004, respectively, as this funding source was also considered a less expensive alternative to the intensely competitive deposit market, particularly when such longer-term fixed rate advances can be matched up with longer-term fixed rate assets.

The overall mix of the Company’s funding sources has a significant impact on the Company’s net interest margin. Following is a summary of the percentage of the various components of average interest-bearing liabilities and noninterest-bearing deposits to the total of all average interest-bearing liabilities and noninterest-bearing deposits (hereinafter described as total funding sources):

	2006	2005	2004

Average deposits:
Noninterest-bearing	5.21%	5.48%	6.18%

Interest-bearing :
Transaction accounts	11.30	10.99	17.90
Savings	16.46	17.72	2.70
Time deposits of $100,000 or more	23.12	21.25	23.79
Other time deposits	37.61	38.86	43.44

Total average interest-bearing deposits	88.49	88.82	87.83

Total average deposits	93.70	94.30	94.01

Average short-term borrowings:
Sweep repurchase agreements	2.71	3.27	3.89
Daily/overnight funds purchased	1.23	0.15	0.26

Total average short-term borrowings	3.94	3.42	4.15
Average longer-term advances from Federal Home Loan Bank	2.36	2.28	1.84

	100.00%	100.00%	100.00%

The composition of the Company’s deposit portfolio will fluctuate as new branches are added which will serve to diversify the Company’s deposit base. The overall level of interest rates will also cause fluctuations between categories. The Company has sought to increase the percentage of its noninterest-bearing deposits to the total of all funding sources; however, in the competitive markets in which the Company’s banking subsidiaries operate, this has not been achieved. In 2005, the Company was the first financial institution in the St. Louis market to introduce a higher rate savings product, which increased the average savings balances significantly, with much of the increase coming from the Company’s transaction account balances. Throughout the three-year period ended December 31, 2006, the Company’s most significant funding source has been certificates of deposit, which comprised 60.73% of total average funding sources in 2006, as compared with 60.11% in 2005, and 67.23% in 2004. Certificates of deposit have a lagging effect with interest rate changes, as most certificates of deposit have longer maturities at fixed rates.

The following table sets forth, on a tax-equivalent basis for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in yield/rates:

	Amount of Increase (Decrease)			Amount of Increase (Decrease)
	Change from 2006			Change from 2005
	to 2005 Due to			to 2004 Due to
	Volume	Yield/		Volume	Yield/
	(1)	Rate(2)	Total	(1)	Rate(2)	Total

Interest income:
Loans	$10,284,006	3,343,139	13,627,145	$9,610,975	2,691,789	12,302,764
Investment securities:
Taxable	1,865,919	1,038,439	2,904,358	1,132,288	198,012	1,330,300
Exempt from Federal income taxes	652,047	24,545	676,592	343,215	—	343,215
Short-term investments	(479,300)	159,942	(319,358)	221,143	312,331	533,474

Total interest income	12,322,672	4,566,065	16,888,737	11,307,621	3,202,132	14,509,753

Interest expense:
Interest bearing transaction accounts	457,423	1,530,773	1,988,196	(13,820)	366,570	352,750
Savings accounts	746,068	176,102	922,170	2,255,842	623,683	2,879,525
Time deposits of $100,000 or more	1,793,482	842,951	2,636,433	896,611	764,475	1,661,086
Other time deposits	2,310,608	2,141,313	4,451,921	1,936,793	886,925	2,823,718

Total deposits	5,307,581	4,691,139	9,998,720	5,075,426	2,641,653	7,717,079
Federal funds purchased and securities sold under repurchase agreements	337,591	514,431	852,022	85,745	150,733	236,478
Long-term borrowings	206,372	(65,472)	140,900	274,163	62,313	336,476

Total interest expense	5,851,544	5,140,098	10,991,642	5,435,334	2,854,699	8,290,033

Net interest income	$6,471,128	(574,033)	5,897,095	$5,872,287	347,433	6,219,720

(1)	Change in volume multiplied by yield/rate of prior year.

(2)	Change in yield/rate multiplied by volume of prior year.

NOTE:	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Possible Loan Losses

The provision for possible loan losses charged to earnings for the years ended December 31, 2006, 2005, and 2004 totaled $2,200,000, $2,332,878, and $1,065,710, respectively. During this same time period, the Company incurred net charge-offs of only $312,001 in 2006, $232,228 in 2005, and $43,596 in 2004. During Reliance Bank’s first three years of existence (1999, 2000, and 2001), it was required by the Missouri Division of Finance to maintain a minimum reserve for possible loan losses of at least 1.0% of net outstanding loans. Reliance Bank, FSB has a similar requirement through the year ended December 31, 2008. Accordingly, since its inception, the Company has sought to maintain its reserve for possible loan losses at a level of approximately 1.0% of net outstanding loans. At December 31, 2006, 2005, and 2004, the reserve for possible loan losses as a percentage of net outstanding loans was 1.06%, 1.10%, and 1.04%, respectively. The reserve for possible loan losses as a percentage of nonperforming loans (comprised of loans for which the accrual of interest has been discontinued and loans still accruing interest that were 90 days delinquent) was 137.94%, 128.13%, and 118.79%, at December 31, 2006, 2005, and 2004, respectively.

Noninterest Income

Total noninterest income for the year ended December 31, 2006, excluding security sale gains and losses, increased $619,403 (100.85%) to $1,233,582 from the $614,179 earned for the year ended December 31, 2005, which had increased $210,804 (52.26%) over the $403,375 earned for the year ended December 31, 2004. The significant increase in other noninterest income in 2006 is a result of the establishment of a commercial real estate brokerage department at Reliance Bank. Commissions are earned by this department for arranging long-term, fixed rate commercial real estate financing for customers with institutional investors. During 2006, the fixed rate mortgage lending department earned commissions of $393,183. Additionally, service charges on deposits increased significantly in 2006, increasing $101,554 (36.57%) to $379,242 in 2006 from the $277,688 earned in 2005, due to the increased level of customer deposits and the establishment of a new overdraft privilege program. The increase in noninterest income for 2005 is due primarily to an increase in service charges on deposit accounts, as such charges increased $88,879 (47.07%) from the $188,809 earned in 2004, due to the increased level of deposits. Other noninterest income for 2005 increased $121,925 (56.82%) to $336,491 from the $214,566 earned in 2004, due primarily to rental income received on leases of portions of the Company’s banking facilities, particularly the Company’s new headquarters, which was purchased late in 2005 and rented back to the former tenant for a few months before the Company’s remodeling construction began. Total rental income recorded by the Company was $94,833 in 2005.

Reliance Bank recorded net security sale gains of $13,586 in 2006, compared with net security sale losses of $103,486 in 2005 and net security gains of $292,762 in 2004. From time to time, the Company will sell certain of its available-for-sale investment securities for short-term liquidity purposes or longer-term asset/liability management reasons. See further discussion below in the section entitled “Liquidity and Rate Sensitivity Management.”

Noninterest Expense

Noninterest expense increased $5,155,744 (45.03%) for the year ended December 31, 2006 to $16,605,255 from the $11,449,511 incurred for the year ended December 31, 2005, which was a $3,959,590 (52.87%) increase over the $7,489,921 of noninterest expenses incurred for the year ended December 31, 2004. Most of the categories of noninterest expense increased during 2006 and 2005 due to the addition of five new branches in 2004, one new branch in 2005, and six new branches in 2006 (along with the opening of Reliance Bank, FSB in 2006). The largest single component of the increase in noninterest expense for 2006 and 2005 was the category of salaries and employee benefits. Total personnel costs increased $3,343,314 (49.63%) in 2006 to $10,079,601 from the $6,736,287 of personnel costs incurred in 2005, which was an increase of $2,278,385 (51.11%) from the $4,457,902 of personnel costs incurred for 2004. The Company’s aggressive branch expansion program includes the hiring of personnel in each location with strong banking skills, including a seasoned commercial lender in each location.

The increased number of branches has resulted in a growing level of occupancy and equipment expenses (including leases for temporary facilities during construction) during the three years ended December 31, 2006. Total occupancy and equipment expenses increased $1,051,954 (74.67%) to $2,460,742 in 2006 from the $1,408,788 incurred in 2005, which had increased $511,331 (56.98%) from the $897,457 incurred in 2004.

Total data processing expenses for 2006 increased $316,690 (41.81%) to $1,074,189, from the $757,499 incurred in 2005, which had increased $238,191 (45.87%) from the $519,308 incurred in 2004. The increased number of customer accounts and additional new products offered have resulted in an increase in data processing expenses during the three years ended December 31, 2006.

Income Taxes

Applicable income tax expenses totaled $1,222,753 for the year ended December 31, 2006, compared with $862,943 and $641,871 for the years ended December 31, 2005 and 2004, respectively. The effective tax rates for 2006, 2005, and 2004 were 28.85%, 30.97%, and 31.10%. The decline in effective tax rates during the three-year period ended December 31, 2006 is a result of an increasing level of investment income that is exempt from Federal income taxes.

Results of Operations for the Three-Month Periods Ended March 31, 2007 and 2006

Net Interest Income

The Company’s net interest income increased by $960,016 (19.39%) to $5,912,322 for the first quarter of 2007, from the $4,952,306 earned for the first quarter of 2006. The Company’s net interest margin for the three-month periods ended March 31, 2007 and 2006 was 2.78% and 2.91%, respectively.

Average earning assets for the first quarter of 2007 increased $184,954,301 (26.5%) to $883,680,837 from the level of $698,726,536 for the first quarter of 2006. This strong growth in interest-earning assets was primarily due to the growth in the loan portfolio. Total average loans for the first quarter of 2007 grew $188,542,844 (38.58%) to $677,195,325 from the level of $488,652,481 for the first quarter of 2006. The Company’s expanding branch program and practice of adding an experienced commercial lender at each new branch were the primary reasons for this strong growth in the Company’s loan portfolio during this period.

Total average investment securities for the first quarter of 2007 decreased $6,089,168 (3.10%) to $190,328,847 from the level of $196,418,015 for the first quarter of 2006. The Company uses its investment portfolio to (a) provide support for borrowing arrangements for securities sold under repurchase agreements, (b) provide support for pledging purposes for deposits of governmental and municipality deposits over $100,000, (c) provide a secondary source of liquidity through “laddered” maturities of such securities, and (d) provide increased interest income over that which would be earned on overnight/daily fund investments. As the Company’s deposits grow, a certain percentage of such deposits is invested in investment securities for these specific purposes. The total carrying value of securities pledged to secure public funds and repurchase agreements was approximately $178 million at March 31, 2007. The decrease in average investment securities in the first quarter of 2007 resulted from an inverted yield curve which has not provided many attractive rates at which to invest excess funds on a longer-term basis. Accordingly, the Company had $32,469,579 invested in overnight Federal funds sold at March 31, 2007. Additionally, at March 31, 2007, the Company expected stronger loan demand in the second quarter of 2007 and thus, kept the excess funds in these overnight investments.

Average short-term investments can fluctuate significantly from day to day based on the collected balances of customer deposits, loan demand, investment security maturities, etc. Excess funds not invested in loans or investment securities are invested in overnight funds with various unaffiliated financial institutions. The average balances of such short-term investments for the periods ended March 31, 2007 and March 31, 2006 were $16,156,665 and $13,656,040, respectively.

A key factor in increasing the Company’s net interest margin is to maintain a higher percentage of earning assets in the loan category, which is the Company’s highest earning asset category. Average loans as a percentage of average earning assets were 76.63% for the first quarter of 2007, compared to 69.93% for the first quarter of 2006.

Funding the Company’s growth in interest-earning assets has been a challenge in the markets in which the Company’s banking subsidiaries operate. With the stock market rebounding from its depressed levels in 2004 and 2003, deposits are not as plentiful in the banking market overall. Additionally, the St. Louis metropolitan area has added ten new banks in recent years (as well as several institutions such as Reliance Bank adding numerous branches), resulting in an intensely competitive environment for customer deposits. Competition for deposits in southwestern Florida is equally as intense as the market for deposits in the St. Louis metropolitan area. As a result, the Company has had to supplement its deposit growth with alternate funding sources, including short-term overnight borrowings from unaffiliated financial institutions, sweep repurchase agreement borrowing arrangements with several of the Company’s larger depositors, and longer term advances from the Federal Home Loan Bank.

Total average interest-bearing deposits for the first quarter of 2007 were $689,696,661, an increase of $131,783,701 (23.62%) from the level of $557,912,960 for the first quarter of 2006. This increase in deposits resulted from the Company’s aggressive branch expansion and aggressive pricing of deposits. The Company’s banking subsidiaries have sought to be aggressive on deposits, without necessarily being the highest rate available in their markets.

The Company’s short-term borrowings consist of overnight funds borrowed from unaffiliated financial institutions and securities sold under sweep repurchase agreements with larger deposit customers. The average balances of such borrowings for the first quarter of 2007 and 2006 totaled $44,145,349 and $15,717,995, respectively. Securities sold under sweep repurchase agreements continued to grow during the first quarter of 2007, providing a stable source of funding from certain of the Company’s larger depositors. As more depositors are added to the Company’s deposit portfolio, the increased use of these sweep repurchase agreements is expected to continue as a viable funding source. Daily/overnight funds are used for short-term liquidity purposes as a less expensive alternative to the intensely competitive deposit market. The Company also uses longer-term advances from the Federal Home Loan Bank as a less expensive alternative to the intensely competitive deposit market, particularly when such longer-term fixed rate advances can be matched up with longer-term fixed rate assets. The average balance of Federal Home Loan Bank advances grew $10,000,000 (69.93%) to $24,300,000 for the first quarter of 2007, compared with the $14,300,000 average balance for the first quarter of 2006.

The overall mix of the Company’s funding sources has a significant impact on the Company’s net interest margin. Following is a summary of the percentage of the various components of average interest-bearing liabilities and noninterest-bearing deposits to the total of all average interest-bearing liabilities and noninterest-bearing deposits (hereinafter described as total funding sources) for the three-month periods ended March 31, 2007 and 2006:

	Three Months Ended March 31,
	2007	2006

Average deposits:
Noninterest-bearing	4.84%	5.26%

Interest-bearing:
Transaction accounts	15.89	7.51
Savings	8.68	24.56
Time deposits of $100,000 or more	28.30	19.78
Other time deposits	33.70	38.05

Total average interest-bearing deposits	86.57	89.90

Total average deposits	91.41	95.17

Average short-term borrowings:
Sweep repurchase agreements	4.24	2.51
Daily/overnight funds purchased	1.30	.02

Total average short-term borrowings	5.54	2.53
Average longer-term advances from Federal Home Loan Bank	3.05	2.30

	100.00%	100.00%

The composition of the Company’s deposit portfolio will fluctuate as new branches are added which will serve to diversify the Company’s deposit base. The overall level of interest rates will also cause fluctuations between categories, as will the introduction of new deposit products in the market. The Company has sought to increase the percentage of its noninterest-bearing deposits to the total of all funding sources; however, in the competitive markets in which the Company’s banking subsidiaries operate, this has not been achieved. Late in 2006, the Company’s banking subsidiaries introduced a new interest-bearing transaction account which pays a higher rate of interest (e.g., 4.04% at December 31, 2006) if the customer receives all statements electronically, and has a certain number of electronic transactions (e.g., electronic bill payments) and debit card transactions in the account for the period under review. This new account has resulted in the growth of the Company’s interest-bearing transaction accounts thusfar in 2007, resulting from new deposits and the movement of noninterest-bearing and savings accounts to this category of deposits. For the three months ended March 31, 2007 and 2006, the Company’s most significant funding source has continued to be certificates of deposit, which comprised 62.00% of total average funding sources during the first quarter of 2007, as compared with 57.83% during the first quarter of 2006. Certificates of deposit have a lagging effect with interest rate changes, as most certificates of deposit have longer maturities at fixed rates.

The following table sets forth, on a tax-equivalent basis for the period indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in yield/rates:

	Amount of Increase (Decrease)
	Change from First Quarter of 2006
	to First Quarter of 2007 Due to
		Yield/
	Volume(1)	Rate(2)	Total

Interest income:
Loans	$3,358,156	$627,160	$3,985,316
Investment securities:
Taxable	(213,084)	255,114	42,030
Exempt from Federal income taxes	180,272	37,711	217,983
Short-term investments	24,708	58,915	83,623

Total interest income	3,350,052	978,900	4,328,952

Interest expense:
Interest bearing transaction accounts	716,360	509,779	1,226,139
Savings accounts	(652,655)	(126,907)	(779,562)
Time deposits of $100,000 or more	1,201,659	475,898	1,677,557
Other time deposits	339,504	398,239	737,743

Total deposits	1,604,868	1,257,009	2,861,877
Federal funds purchased and securities sold under repurchase agreements	316,623	(5,691)	328,597
Long-term borrowings	108,883	11,974	103,192

Total interest expense	2,030,374	1,263,292	3,293,666

Net interest income	$1,319,678	$(284,392)	$1,035,286

(1)	Change in volume multiplied by yield/rate of prior year.

(2)	Change in yield/rate multiplied by volume of prior year.

NOTE:	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Possible Loan Losses

The provision for possible loan losses charged to earnings for the three-month periods ended March 31, 2007 and 2006 was $390,000 and $550,000, respectively. Net charge-offs for the three-month periods ended March 31, 2007 and 2006 totaled $345,878 and $77,698, respectively. The increased level of charge-offs resulted from the foreclosure and charge-off of a long-standing problem credit relationship, which comprised $274,400 of the total charge-offs incurred in the first quarter of 2007. At March 31, 2007 and 2006, the reserve for possible loan losses as a percentage of net outstanding loans was 1.03% and 1.12%, respectively. The reserve for possible loan losses as a percentage of nonperforming loans (comprised of loans for which the accrual of interest has been discontinued and loans still accruing interest that were 90 days delinquent) was 138.77% and 130.10%, at March 31, 2007 and 2006, respectively.

Noninterest Income

Total noninterest income for the first quarter of 2007 increased $212,780 (120.95%) to $388,697 from the $175,917 earned for the first quarter of 2006. The primary reason for this increase was the establishment of a commercial real estate brokerage department at Reliance Bank during the first quarter of 2006. The department earned $110,600 in the first quarter of 2007. Commissions are earned by this department for arranging long-term, fixed rate commercial real estate financing for customers with institutional investors. Additionally, secondary market residential mortgage fee income for the first quarter of 2007 increased $51,761 (198.11%) compared to the first quarter of 2006, due to staffing additions to the mortgage origination staff.

Noninterest Expense

Noninterest expense increased $1,386,438 (38.62%) for the first quarter of 2007 to $4,976,050 from the $3,589,612 incurred during the first quarter of 2006. Most of the categories of noninterest expense increased due to the addition of six new branches during 2006 (along with the opening of Reliance Bank, FSB in 2006). The largest single component of the increase in noninterest expense for the first quarter of 2007 was the category of salaries and employee benefits. Total personnel costs increased $871,004 (41.13%) for the first quarter of 2007 to $2,988,712 from the $2,117,708 of personnel costs incurred for the first quarter of 2006. The Company’s aggressive branch expansion program includes the hiring of personnel in each location with strong banking skills, including a seasoned commercial lender in each location.

The increased number of branches resulted in a growing level of occupancy and equipment expenses (including leases for temporary facilities during construction) during the first quarter of 2007 compared with the first quarter of 2006. Total occupancy and equipment expenses increased $339,949 (73.11%) to $804,914 for the first quarter of 2007 from the $464,965 incurred in the first quarter of 2006.

Total data processing expenses for the first quarter of 2007 increased $128,502 (66.76%) to $320,996 for the first quarter of 2007, as compared with the $192,494 of expenses incurred for the first quarter of 2006. The increased number of customer accounts and additional new products offered have resulted in this increase in data processing expenses.

Income Taxes

Applicable income tax expenses totaled $239,566 for the first quarter of 2007, as compared with $309,798 for the first quarter of 2006. The effective tax rates for the three-month periods ended March 31, 2007 and 2006 were 25.62% and 31.34%, respectively. The decline in effective tax rates is primarily a result of an increasing level of investment income that is exempt from Federal income taxes.

Financial Condition

Total assets of Reliance Bancshares, Inc. grew $198,336,790 (28.23%) to $900,799,209 at December 31, 2006, from $702,462,419 at December 31, 2005, which had increased $258,693,664 (58.29%) in 2005 from $443,768,755 at December 31, 2004. Total assets grew $57,764,283 (6.41%) in the first quarter of 2007 to $958,563,492 at March 31, 2007, from the level of $900,799,209 at December 31, 2006. This growth resulted from the Company’s continued emphasis on increasing its market share of loans and deposits with its aggressive branch expansion program, a strong capital base and competitive pricing of banking products.

Total deposits of Reliance Bancshares, Inc. grew $102,172,165 (17.73%) to $678,597,005 at December 31, 2006, from $576,424,840 at December 31, 2005, which had increased $244,741,651 (73.79%) from $331,683,189 of deposits at December 31, 2004. Total deposits grew $95,096,819 (14.01%) in the first quarter of 2007 to $773,693,824 at March 31, 2007, from the level of $678,597,005 at December 31, 2006. This growth in deposits resulted from the Company’s aggressive branch expansion program and competitive pricing on deposit products.

Short-term borrowings increased dramatically at the end of 2006, as short-term daily/overnight funds purchased were used to fund increased loan growth in the fourth quarter of 2006. Total short-term borrowings at December 31, 2006 were $70,462,521, compared with balances at December 31, 2005 and 2004 of $16,847,212 and $31,808,675, respectively. Short-term borrowings at March 31, 2007 declined $40,585,652 (57.60%) to $29,876,869, as the excess deposit growth achieved in the first quarter of 2007 was used to pay down these short-term borrowings. Short-term borrowings will fluctuate significantly based on short-term liquidity needs; however, the Company has increased its overall use of short-term borrowings as a funding source in 2006, as the competition for deposits intensified with several new banks entering the St. Louis metropolitan and southwestern Florida markets. As the Company’s new branches were brought on line, additional deposits were generated therefrom. Longer-term borrowings have also increased during the three-year period ended December 31, 2006. At

December 31, 2006, total longer-term advances from the Federal Home Loan Bank were $24,300,000, as compared with $14,300,000 at December 31, 2005 and $5,800,000 at December 31, 2004. These longer-term fixed rate advances are used as an alternative funding source and are matched up with longer-term fixed rate assets.

Total loans increased $194,896,310 (41.22%) to $667,701,639 at December 31, 2006, from $472,805,329 at December 31, 2005, which had increased $172,405,485 (57.39%) from the $300,399,844 of total loans at December 31, 2004. Total loans increased $23,681,689 (3.55%) in the first quarter of 2007 to $691,100,617 at March 31, 2007, from the level of $667,418,928 at December 31, 2006. Company management has emphasized the need to grow the loan portfolio to improve the Company’s net interest margin, without however, sacrificing the quality of the Company’s assets. This emphasis is supported by the inclusion of a seasoned commercial lending officer at each of the Banks’ branches.

Investment securities, all of which are maintained as available-for-sale, increased $2,087,221 (1.10%) to $191,866,300 at December 31, 2006, from the $189,779,079 at December 31, 2005, which had increased $68,268,935 (56.18%) from the $121,510,144 of investment securities maintained at December 31, 2004. The Company’s investment portfolio will grow as the level of deposits grow, as described above. Investment securities decreased $6,279,617 (3.27%) in the first quarter of 2007 to $185,586,683 at March 31, 2007, from the level of $191,866,300 at December 31, 2006. An inverted yield curve has provided less attractive rates for investment in longer term investments and, accordingly, the Company has temporarily “parked” the excess funds received from the deposit growth discussed above in Federal funds sold, which totaled $32,469,579 at March 31, 2007, compared with no balance at December 31, 2006.

The capitalization of Reliance Bancshares, Inc. has remained extremely strong since its initial capitalization in 1998. Total capital at December 31, 2006, 2005, and 2004 was $123,496,592, $92,216,007, and $73,206,134, respectively, with capital-to-asset percentages of 13.71%, 13.13%, and 16.50%, respectively. Total capital at March 31, 2007 was $125,496,320, which computes to a capital-to-asset percentage of 13.09%. Since its inception, the Company has had twelve separate private placement offerings of its Common Stock to accredited investors.

The following tables show the condensed average balance sheets for the periods reported and the percentage of each principal category of assets, liabilities and stockholders’ equity to total assets. Also shown is the average yield on each category of interest-earning assets and the average rate paid on each category of interest-bearing liabilities for each of the periods reported.

	Year Ended December 31, 2006
		Percent	Interest	Average
	Average	of Total	Income/	Yield/
	Balance	Assets	Expense	Rate

ASSETS
Loans(1)(2)(3)	$546,122,217	69.48%	$38,835,279	7.11%
Investment securities:
Taxable	174,199,518	22.16	7,777,888	4.46
Exempt from Federal income taxes(3)	28,073,486	3.57	1,505,372	5.36
Short-term investments	7,136,171	0.91	316,865	4.44

Total earning assets	755,531,392	96.12	48,435,404	6.41

Nonearning assets:
Cash and due from banks	5,206,097	0.66
Reserve for possible loan losses	(6,070,112)	(0.77)
Premises and equipment	26,210,820	3.33
Other assets	7,549,996	0.96
Available-for-sale investment market valuation	(2,414,445)	(0.30)

Total nonearning assets	30,482,356	3.88

Total assets	$786,013,748	100.00%

LIABILITIES
Interest-bearing liabilities:
Interest-bearing transaction accounts	$75,942,634	9.66%	2,930,249	3.86%
Savings	110,596,058	14.07	3,880,303	3.51
Time deposits of $100,000 or more	155,327,781	19.76	6,075,239	3.91
Other time deposits	252,711,815	32.15	11,304,228	4.47

Total interest-bearing deposits	594,578,288	75.64	24,190,019	4.07
Long-term borrowings	15,880,822	2.02	716,806	4.51
Federal funds purchased and securities sold under repurchase agreements	26,474,859	3.37	1,320,341	4.99

Total interest-bearing liabilities	636,933,969	81.03	26,227,166	4.12

Noninterest-bearing deposits	35,009,785	4.45
Other liabilities	4,129,745	0.53

Total liabilities	676,073,499	86.01
SHAREHOLDERS’ EQUITY	109,940,249	13.99

Total liabilities and shareholders ’ equity	$786,013,748	100.00%

Net interest income			$22,208,238

Net yield on earning assets				2.94%

(continued)

	Year Ended December 31, 2005
		Percent	Interest	Average
	Average	of Total	Income/	Yield/
	Balance	Assets	Expense	Rate

ASSETS
Loans(1)(2)(3)	$397,583,970	67.58%	$25,208,134	6.34%
Investment securities:
Taxable	129,979,884	22.09	4,873,530	3.75
Exempt from Federal income taxes(3)	15,907,226	2.70	828,780	5.21
Short-term investments	18,899,316	3.21	636,223	3.37

Total earning assets	562,370,396	95.58	31,546,667	5.61

Non earning assets:
Cash and due from banks	7,309,108	1.24
Reserve for possible loan losses	(4,133,716)	(0.70)
Premises and equipment	18,606,259	3.16
Other assets	5,384,435	0.92
Available-for-sale investment market valuation	(1,224,647)	(0.20)

Total non earning assets	25,941,439	4.42

Total assets	$588,311,835	100.00%

LIABILITIES
Interest-bearing liabilities:
Interest-bearing transaction accounts	$55,202,608	9.38%	942,053	1.71%
Savings	89,014,182	15.13	2,958,133	3.32
Time deposits of $100,000 or more	106,687,077	18.13	3,438,806	3.22
Other time deposits	195,124,978	33.17	6,852,307	3.51

Total interest-bearing deposits	446,028,845	75.81	14,191,299	3.18
Long-term borrowings	11,423,288	1.94	575,906	5.04
Federal funds purchased and securities sold under repurchase agreements	17,155,128	2.92	468,319	2.73

Total interest-bearing liabilities	474,607,261	80.67	15,235,524	3.21

Noninterest-bearing deposits	27,510,939	4.68
Other liabilities	2,869,413	0.49

Total liabilities	504,987,613	85.84
SHAREHOLDERS’ EQUITY	83,324,222	14.16

Total liabilities and shareholders’ equity	$588,311,835	100.00%

Net interest income			$16,311,143	2.90%

(continued)

	Year Ended December 31, 2004
		Percent	Interest	Average
	Average	of Total	Income/	Yield/
	Balance	Assets	Expense	Rate

ASSETS
Loans(1)(2)(3)	$240,550,095	63.73%	$12,905,370	5.36%
Investment securities:
Taxable	99,587,075	26.38	3,543,230	3.56
Exempt from Federal income taxes(3)	9,322,362	2.47	485,565	5.21
Short-term investments	8,408,003	2.23	102,749	1.22

Total earning assets	357,867,535	94.81	17,036,914	4.76

Nonearning assets:
Cash and due from banks	6,340,507	1.68
Reserve for possible loan losses	(2,514,892)	(0.67)
Premises and equipment	12,021,654	3.18
Other assets	3,813,145	1.01
Available-for-sale investment market valuation	(46,608)	(0.01)

Total nonearning assets	19,613,806	5.19

Total assets	$377,481,341	100.00%

LIABILITIES
Interest-bearing liabilities:
Interest-bearing transaction accounts	$56,490,862	14.97%	589,303	1.04%
Savings	8,529,887	2.26	78,608	0.92
Time deposits of $100,000 or more	75,097,842	19.89	1,777,720	2.37
Other time deposits	137,086,297	36.32	4,028,589	2.94

Total interest -bearing deposits	277,204,888	73.44	6,474,220	2.34
Long-term borrowings	5,800,290	1.54	239,430	4.13
Federal funds purchased and securities sold under repurchase agreements	13,110,236	3.47	231,841	1.77

Total interest-bearing liabilities	296,115,414	78.45	6,945,491	2.35

Noninterest-bearing deposits	19,492,874	5.16
Other liabilities	1,210,978	0.32

Total liabilities	316,819,266	83.93
SHAREHOLDERS’ EQUITY	60,662,075	16.07

Total liabilities and shareholders ’ equity	$377,481,341	100.00%

Net interest income			$10,091,423

Net yield on earning assets				2.82%

(continued)

	Three Months Ended March 31, 2007
		Percent	Interest	Average
	Average	of Total	Income/	Yield/
	Balance	Assets	Expense	Rate

ASSETS
Loans(1)(2)(3)	$677,195,325	73.17%	$12,178,495	7.29%
Investment securities:
Taxable	154,868,539	16.73	1,826,899	4.78
Exempt from Federal income taxes(3)	35,460,308	3.83	499,282	5.71
Short-term investments	16,156,665	1.75	203,270	5.10

Total earning assets	883,680,837	95.48	14,707,946	6.75

Nonearning assets:
Cash and due from banks	8,399,854	0.91
Reserve for possible loan losses	(7,190,208)	(0.78)
Premises and equipment	31,640,138	3.42
Other assets	9,712,771	1.05
Available-for-sale investment market valuation	(729,069)	(0.08)

Total nonearning assets	41,833,486	4.52

Total assets	$925,514,323	100.00%

LIABILITIES
Interest-bearing liabilities:
Interest-bearing transaction accounts	$126,601,297	13.68%	1,469,622	4.71%
Savings	69,088,964	7.46	530,034	3.11
Time deposits of $100,000 or more	225,501,648	24.37	2,837,886	5.10
Other time deposits	268,504,752	29.01	3,056,239	4.62

Total interest-bearing deposits	689,696,661	74.52	7,893,781	4.64
Long-term borrowings	24,300,000	2.63	263,954	4.41
Federal funds purchased and securities sold under repurchase agreements	44,145,349	4.77	492,849	4.53

Total interest-bearing liabilities	758,142,010	81.92	8,650,584	4.63

Noninterest-bearing deposits	38,569,037	4.16
Other liabilities	5,005,360	0.54

Total liabilities	801,716,407	86.62
SHAREHOLDERS’ EQUITY	123,797,916	13.38

Total liabilities and shareholders’ equity	$925,514,323	100.00%

Net interest income			$6,057,362

Net yield on earning assets				2.78%
(continued)

	Three Months Ended March 31, 2006
		Percent	Interest	Average
	Average	of Total	Income/	Yield/
	Balance	Assets	Expense	Rate

ASSETS
Loans(1)(2)(3)	$488,652,481	67.10%	$8,193,179	6.80%
Investment securities:
Taxable	174,007,046	23.90	1,784,869	4.16
Exempt from Federal income taxes(3)	22,410,969	3.08	281,299	5.09
Short-term investments	13,656,040	1.88	119,647	3.55

Total earning assets	698,726,536	95.96	10,378,994	6.02

Nonearning assets:
Cash and due from banks	6,650,052	0.91
Reserve for possible loan losses	(5,427,064)	(0.75)
Premises and equipment	22,554,936	3.10
Other assets	7,703,320	1.06
Available-for-sale investment market valuation	(2,054,459)	(0.28)

Total nonearning assets	29,426,785	4.04

Total assets	$728,153,321	100.00%

LIABILITIES
Interest-bearing liabilities:
Interest-bearing transaction accounts	$46,599,871	6.40%	243,483	2.12%
Savings	152,442,881	20.94	1,309,596	3.48
Time deposits of $100,000 or more	122,736,402	16.86	1,160,329	3.83
Other time deposits	236,133,806	32.43	2,318,496	3.98

Total interest-bearing deposits	557,912,960	76.63	5,031,904	3.66
Long-term borrowings	14,300,000	1.96	160,762	4.56
Federal funds purchased and securities sold under repurchase agreements	15,717,995	2.15	164,252	4.24

Total interest-bearing liabilities	587,930,955	80.74	5,356,918	3.70

Noninterest-bearing deposits	32,693,407	4.49
Other liabilities	3,869,184	0.53

Total liabilities	624,493,546	85.76
SHAREHOLDERS’ EQUITY	103,659,775	14.24

Total liabilities and shareholders’ equity	$728,153,321	100.00%

Net interest income			$5,022,076

Net yield on earning assets				2.91%

(1)	Interest includes loan fees, recorded as discussed in Note 1 to Reliance Bancshares, Inc. consolidated financial statements.

(2)	Average balances include nonaccrual loans. The income on such loans is included in interest, but is recognized only upon receipt.

(3)	Interest yields are presented on a tax-equivalent basis. Nontaxable income has been adjusted upward by the amount of Federal income tax that would have been paid if the income had been taxed at a rate of 34%, adjusted downward by the disallowance of the interest cost to carry nontaxable loans and securities.

Risk Management

Management’s objective in structuring the balance sheet is to maximize the return on average assets while minimizing the associated risks. The major risks concerning Reliance Bancshares, Inc. are credit, liquidity and interest rate risks. The following is a discussion concerning the Company’s management of these risks.

Credit Risk Management

Managing risks that the Company’s banking subsidiaries assume in providing credit products to customers is extremely important. Credit risk management includes defining an acceptable level of risk and return, establishing appropriate polices and procedures to govern the credit process and maintaining a thorough portfolio review process.

Of equal importance in the credit risk management process are the ongoing monitoring procedures performed as part of the Company’s loan review process. Credit policies are examined and procedures reviewed for compliance each year. Loan personnel also continually monitor loans after disbursement in an attempt to recognize any deterioration which may occur so that appropriate corrective action can be initiated on a timely basis.

Since its inception, the Company’s banking subsidiaries have incurred a minimal level of charge-offs, when compared with the volume of loans generated. The Company’s banking subsidiaries had no loans to any foreign countries at March 31, 2007 and December 31, 2006, 2005 and 2004, nor did they have any concentration of loans to any industry on these dates, although a significant portion of the Company’s loan portfolio is secured by real estate in the St. Louis metropolitan and southwestern Florida areas. The Company has also refrained from financing speculative transactions such as highly leveraged corporate buyouts, or thinly-capitalized speculative start-up companies. Additionally, the Company had no other interest-earning assets which were considered to be risk-element assets at March 31, 2007 and December 31, 2006, 2005, and 2004.

A summary of loans by type at December 31, 2006, 2005, 2004, 2003 and 2002 is as follows:

	December 31,
	2006	2005	2004	2003	2002

Commercial:
Real estate	$394,469,137	254,262,184	146,655,674	70,464,659	32,646,300
Other	53,152,775	66,790,693	63,306,878	67,109,360	39,969,020
Real estate:
Construction	108,408,270	56,525,290	26,716,989	8,001,202	4,518,751
Residential	105,094,409	88,949,636	60,150,980	43,229,282	40,730,320
Consumer	6,541,351	6,196,062	3,313,320	2,600,109	1,645,216
Overdrafts	35,697	81,464	256,003	70,442	42,483

	$667,701,639	472,805,329	300,399,844	191,475,054	119,552,090

Commercial loans are made based on the borrower’s character, experience, general credit strength, and ability to generate cash flows for repayment from income sources, even though such loans may also be secured by real estate or other assets. The credit risk related to commercial loans is largely influenced by general economic conditions and the resulting impact on a borrower’s operations.

Real estate loans, including commercial real estate, residential real estate, and construction loans, are also based on the borrower’s character, but more emphasis is placed on the estimated collateral values. Real estate commercial loans are mainly for owner occupied business and industrial properties, multifamily properties, and other commercial properties of which income from the property is the primary source of repayment. Credit risk of these loan types is managed in a similar manner to commercial loans and real estate construction loans by employing sound underwriting guidelines. These loans are underwritten based on the cash flow coverage of the property, typically meet the Company’s loan-to-value guidelines, and generally require either the limited or full guarantee of principal sponsors of the credit. The Company’s real estate loan portfolio at December 31, 2006 included $76,062,000 of loans collateralized by real estate in southwestern Florida, with the remaining portfolio primarily collateralized by real estate in the St. Louis metropolitan area. The Florida loans include $14,229,000 for speculative construction of single family homes, including lot loans and homes built for immediate sale, $52,430,000 of commercial real estate loans, and the remaining real estate loans of owner occupied residential properties.

Real estate construction loans, relating to residential and commercial properties, represent financing secured by real estate under construction for eventual sale. The Company requires third party disbursement on the majority of its builder portfolio and the Company reviews projects regularly for progress status.

Residential real estate loans are predominantly made to finance single-family, owner-occupied properties in the St. Louis metropolitan area and southwestern Florida. Loan-to-value percentage requirements for collateral are based on the lower of the purchase price or appraisal and are normally limited to 80%, unless credit enhancements are added. Appraisals are required on all owner-occupied residential real estate loans and private mortgage insurance is required if the loan-to-value percentage exceeds 85%. These loans generally have a short duration of three years or less, with some loans repricing more frequently. Long-term, fixed rate mortgages are generally not retained in the Banks’ loan portfolios, but rather are sold into the secondary market. In 2006, the choice was made to include a small number of long term loans that met certain underwriting criteria to the Banks’ portfolios, but they are de minimis. The Banks have not financed, and do not currently finance, sub-prime mortgage credits.

Consumer and other loans represent loans to individuals on both a secured and unsecured nature. Credit risk is controlled by thoroughly reviewing the credit worthiness of the borrowers on a case-by-case basis.

As noted above, the Company has had a minimal level of charge-offs of problem credits since its inception. Following is a summary of information regarding the Bank’s nonperforming loans as of and for each of the years in the five-year period ended December 31, 2006:

	2006	2005	2004	2003	2002

Nonperforming loans:
Nonaccrual loans	$5,082,784	3,050,351	1,622,164	29,893	—
Loans 90 days delinquent and still accruing interest	65,000	1,018,000	998,000	636,697	—

Total nonperforming loans	$5,147,784	4,068,351	2,620,164	666,590	—

Interest income that would have been earned on nonaccrual loans	$499,442	216,477	85,551	2,057
Actual interest income recorded on non-accrual loans	$321,755	74,533	29,608	1,542	—

At March 31, 2007 and 2006, nonperforming loans totaled $5,149,000 and $4,370,000, respectively, comprised of nonaccrual loans of $4,346,000 and $3,095,000, respectively, and loans 90 days delinquent and still accruing interest of $803,000 and $1,275,000, respectively. Nonperforming loans are defined as loans on non-accrual status, loans 90 days or more past due but still accruing, and restructured loans. Loans are placed on non-accrual status when contractually past due 90 days or more as to interest or principal payments, unless the loans are well secured and in process of collection. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact the collectibility of principal or interest on loans, it is management’s practice to place such loans on non-accrual status immediately, rather than delaying such action until the loans become 90 days past due. Previously accrued and uncollected interest on such loans is reversed and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal balance of the loan is collectible. If collectibility of the principal is in doubt, payments received are applied to loan principal.

Loans past due 90 days or more but still accruing interest are also included in nonperforming loans. Loans past due 90 days or more but still accruing are classified as such where the underlying loans are both well secured (the collateral value is sufficient to cover principal and accrued interest) and are in the process of collection. Also included in nonperforming loans are “restructured” loans. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate.

In the normal course of business, the Company’s practice is to consider and act upon borrowers’ requests for renewal of loans at their maturity. Evaluation of such requests includes a review of the borrower’s credit history, the collateral securing the loan, and the purpose of such requests. In general, loans which the Banks renew at maturity require payment of accrued interest, a reduction in the loan balance, and/or the pledging of additional collateral and a potential adjustment of the interest rate to reflect changes in economic conditions.

As noted in the above table, nonaccrual loans increased dramatically in 2004, 2005, and 2006. Such loans are broken down by loan type as follows:

	2006	2005	2004

Commercial real estate	$1,722,865	$—	$390,371
Residential real estate	385,790	2,589,693	968,817
Construction loans	2,615,278	202,715	238,866
Other loans	358,851	257,943	24,110

	$5,082,784	$3,050,351	$1,622,164

No particular trends have been noted from a review of the various loan relationships comprising these nonaccrual loans during the three year period ended December 31, 2006. At December 31, 2004, nonaccrual loans consisted primarily of two borrowing relationships, a construction contractor whose development was slow in selling and a retailer. These two credit relationships totaled $1,338,000 of the $1,622,164 of nonaccrual loans. By December 31, 2005, the retailer had refinanced the Company’s loans with an unaffiliated financial institution at no loss to the Company. The construction contractor’s nonaccrual loans carried forward to December 31, 2005, to which another large construction contractors’ loans were added to the nonaccrual total. At December 31, 2005, these two credit relationships totaled $2,750,000 of the nonaccrual loans of $3,050,351. By December 31, 2006, the Company had foreclosed on one of the contractors and sold the property at no further loss to the Company. By December 31, 2006, the other contractor had sold its property and the Company was paid off with no loss incurred.

At December 31, 2006, the Company’s nonaccrual loans of $5,082,784 were comprised primarily of two borrowing relationships totaling $3,312,496. One of the nonaccrual loan relationships included commercial and residential real estate loans to a small business owner whose various businesses had been struggling for some time. The Company foreclosed on the various properties during the first quarter of 2007 and incurred additional charge-offs of $274,740 on this credit relationship. The other large nonaccrual loan relationship was to a real estate investor with several single family residential properties that he was renting out. This real estate investor declared bankruptcy in November 2006 after several properties incurred significant storm damage. The Company is working with the insurance companies and FEMA, as well as the bankruptcy court to work out of this problem credit relationship and believes the collateral value will ultimately support the loan balances outstanding, net of $100,000 charged off in 2006 and another $100,000 of the reserve for possible loan losses specifically allocated to this credit.

Potential Problem Loans

As of December 31, 2006, the Company had 18 loans with a total principal balance of $6,103,470 that were identified by management as having possible credit problems that raise doubts as to the ability of the borrower to comply with the current repayment terms. These loans were continuing to accrue interest and were less than 90 days past due on any scheduled payments. However, various concerns, including, but not limited to, payment history, loan agreement compliance, adequacy of collateral coverage, and borrowers’ overall financial condition caused management to believe that these loans may result in reclassification at some future time as nonaccrual, past due or restructured. Such loans are not necessarily indicative of future nonaccrual loans, as the Company continues to work on resolving issues with both nonperforming and potential problem credits on its watch list.

The Company’s credit management policies and procedures focus on identifying, measuring, and controlling credit exposure. These procedures employ a lender-initiated system of rating credits, which is ratified in the loan approval process and subsequently tested in internal loan review and regulatory bank examinations. The system requires rating all loans at the time they are made, at each renewal date and as conditions warrant.

Adversely rated credits, including loans requiring close monitoring, which would normally not be considered criticized credits by regulators, are included on a monthly loan watch list. Other loans are added whenever any adverse circumstances are detected which might affect the borrower’s ability to meet the terms of the loan. This could be initiated by any of the following:

•	delinquency of a scheduled loan payment;

•	deterioration in the borrower’s financial condition identified in a review of periodic financial statements;

•	decrease in the value of collateral securing the loan; or

•	change in the economic environment in which the borrower operates.

Loans on the watch list require periodic detailed loan status reports, including recommended corrective actions, prepared by the responsible loan officer, which are discussed at each monthly loan committee meeting.

Downgrades of loan risk ratings may be initiated by the responsible loan officer, internal loan review, or the Loan Committee or senior lending personnel at any time. Upgrades of certain risk ratings may only be made with the concurrence of both the Chief Lending Officer and Chief Operating Officer.

The Company’s loan underwriting policies limit individual loan officers to specific amounts of lending authority, over which various committees must get involved and approve a credit. The Company’s underwriting policies require an analysis of a borrower’s ability to pay the loan and interest on a timely basis in accordance with the loan agreement. Collateral is then considered as a secondary source of payment, should the borrower not be able to pay.

The Company conducts weekly loan committee meetings of all of its loan officers, including the Chief Operating Officer, Chief Lending Officer, and Chief Credit Officer. This committee may approve individual credit relationships up to $1,000,000. Larger credits must go to the Loan Committee of the Board of Directors, which is comprised of three Directors on a rotating basis. The Company’s legal lending limit was $25,750,000 at March 31, 2007.

At March 31, 2007 and December 31, 2006, 2005, 2004, 2003, and 2002, the reserve for possible loan losses was $7,145,153, $7,101,031, $5,213,032, $3,112,382, $2,090,268, and $1,300,000, respectively, or 1.03%, 1.06%, 1.10%, 1.04%, 1.09%, and 1.09% of net outstanding loans, respectively. The following table summarizes the Company’s loan loss experience for each of the years in the five-year period ended December 31, 2006. Bank management believes that the strong underwriting process implemented at the Company’s inception and consistently applied throughout the Company’s existence will allow for continued maintenance of adequate asset quality, requiring only a minimum reserve for exposure therein.

	December 31,
	2006	2005	2004	2003	2002
	(In thousands of dollars)

Average loans outstanding	$546,122	397,584	240,550	157,904	91,560

Reserve at beginning of year	$5,213	3,112	2,090	1,300	750
Reserve balance of acquired subsidiary	—	—	—	244	—
Provision for possible loan losses	2,200	2,333	1,066	590	550

	7,413	5,445	3,156	2,134	1,300

	December 31,
	2006	2005	2004	2003	2002
	(In thousands of dollars)

Charge-offs:
Commercial loans:
Real estate	—	(7)	—	—	—
Other	(62)	(24)	—	(44)	—
Real estate:
Construction	(3)	(50)	—	—	—
Residential	(220)	(178)	(40)	—	—
Consumer	(48)	—	(5)	—	—
Overdrafts	—	—	—	—	—

Total charge-offs	(333)	(259)	(45)	(44)	—

Recoveries:
Commercial loans:
Real estate	—	—	—	—	—
Other	2	2	1	—	—
Real estate:
Construction	—	—	—	—	—
Residential	8	23	—	—	—
Consumer	11	2	—	—	—
Overdrafts	—	—	—	—	—

Total recoveries	21	27	1	—	—

Reserve at end of year	$7,101	5,213	3,112	2,090	1,300

Net charge-offs to average loans	0.06%	0.06%	0.02%	0.03%	—

Ending reserve to net outstanding loans at end of year	1.06%	1.10%	1.04%	1.09%	1.09%

Loans charged off are subject to continuous review, and specific efforts are taken to achieve maximum recovery of principal, accrued interest, and related expenses.

In determining the reserve and the related provision for loan losses, three principal elements are considered:

•	specific allocations based upon probable losses identified during a quarterly review of the loan portfolio;

•	allocations based principally on the Company’s risk rating formulas; and

•	an unallocated allowance based on subjective factors.

The first element reflects management’s estimate of probable losses based upon a systematic review of specific loans considered to be impaired. These estimates are based upon collateral exposure, if they are collateral dependent for collection. Otherwise, discounted cash flows are estimated and used to assign loss.

The second element reflects the application of our loan rating system. This rating system is similar to those employed by state and Federal banking regulators. Loans are rated and assigned a loss allocation factor for each category that is consistent with historical losses normally experienced in our banking market, adjusted for environmental factors. The higher the rating assigned to a loan, the greater the allocation percentage that is applied.

The unallocated allowance is based on management’s evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following:

•	general economic and business conditions affecting our key lending areas;

•	credit quality trends (including trends in nonperforming loans expected to result from existing conditions);

•	collateral values;

•	loan volumes and concentrations;

•	competitive factors resulting in shifts in underwriting criteria;

•	specific industry conditions within portfolio segments;

•	recent loss experience in particular segments of the portfolio;

•	bank regulatory examination results; and

•	findings of our internal loan review department.

Executive management reviews these conditions quarterly in discussion with our entire lending staff. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s estimate of the effect of such conditions may be reflected as a specific reserve allocation, applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s evaluation of the probable loss related to such condition is reflected in the unallocated allowance.

Based on this quantitative and qualitative analysis, provisions are made to the reserve for possible loan losses. Such provisions are reflected in our consolidated statements of income.

The allocation of the reserve for possible loan losses by loan category is a result of the above analysis. The allocation methodology applied by the Company, designed to assess the adequacy of the reserve for possible loan losses, focuses on changes in the size and character of the loan portfolio, changes in levels of impaired and other nonperforming loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, and historical losses normally experienced in our banking market for each portfolio category. Because each of the criteria used is subject to change, the allocation of the reserve for possible loan losses is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category.

The total reserve for possible loan losses is available to absorb losses from any segment of the portfolio. Management continues to target and maintain the reserve for possible loan losses equal to the allocation methodology plus an unallocated portion, as determined by economic conditions and other qualitative and quantitative factors affecting the Company’s borrowers, as described above.

In determining an adequate balance in the reserve for possible loan losses, management places its emphasis as follows: evaluation of the loan portfolio with regard to potential future exposure on loans to specific customers and industries; reevaluation of each watch list loan or loan classified by supervisory authorities; and an overall review of the remaining portfolio in light of loan loss experience normally experienced in our banking market. Any problems or loss exposure estimated in these categories is provided for in the total current period reserve.

Management views the reserve for possible loan losses as being available for all potential or presently unidentifiable loan losses which may occur in the future. The risk of future losses that is inherent in the loan portfolio is not precisely attributable to a particular loan or category of loans. Based on its review for adequacy, management has estimated those portions of the reserve that could be attributable to major categories of loans as detailed in the following table at year end for each of the years in the five-year period ended December 31, 2006:

	December 31,
	2006		2005		2004		2003		2002
		Percent by		Percent by		Percent by		Percent by		Percent by
		Category		Category		Category		Category		Category
		to Total		to Total		to Total		to Total		to Total
	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans
	(In thousands of dollars)

Commercial:
Real estate	$3,465	59.08%	$2,384	53.78%	$1,347	48.82%	$651	36.80%	$254	27.31%
Other	804	7.96	896	14.13	797	21.07	872	35.05	504	33.43
Real estate:
Construction	1,391	16.24	574	11.96	285	8.89	88	4.18	68	3.78
Residential	1,045	15.74	814	18.81	443	20.02	351	22.58	316	34.07
Consumer	46	0.97	95	1.30	45	1.11	37	1.35	25	1.38
Overdrafts	5	0.01	1	0.02	—	0.09	—	0.04	—	0.03
Not allocated	345		449		195		91		133

Total allowance	$7,101	100.0%	$5,213	100.0%	$3,112	100.0%	$2,090	100.0%	$1,300	100.0%

The perception of risk with respect to particular loans within the portfolio will change over time as a result of the characteristics and performance of those loans, overall economic and market trends, and the actual and expected trends in nonperforming loans. Consequently, while there are no specific allocations of the reserve resulting from economic or market conditions or actual or expected trends in nonperforming loans, these factors are considered in the initial assignment of risk ratings to loans, subsequent changes to those risk ratings and to a lesser extent in the size of the unallocated allowance amount.

The Company has been in existence since 1999 and, while significant loan growth has been achieved, the Company still has a minimal history of charge-offs. Additionally, during the first three years of operation, Reliance Bank had to maintain its reserve for possible loan losses at a minimum of 1% of net outstanding loans. Reliance Bank, FSB, which opened in 2006, is operating under a similar regulatory requirement. The Company has sought to maintain this 1% reserve level since the Company’s inception, despite a history of low or minimal charge-offs. The unallocated reserve is based on factors that cannot necessarily be associated with a specific loan or loan category. Management focuses on the following factors and conditions:

•	There is a level of imprecision necessarily inherent in the estimates of expected loan losses, and the unallocated reserve gives reasonable assurance that this level of imprecision in our formula methodologies is adequately provided for.

•	Pressures to maintain and grow the loan portfolio with increasing competition from de novo institutions and larger competitors have to some degree affected credit granting criteria adversely. The Company monitors the disposition of all credits, which have been approved through its Executive Loan Committee in order to better understand competitive shifts in underwriting criteria.

While the Company has no significant specific industry concentration risk, analysis showed that 91.1% of the loan portfolio was dependent on real estate collateral, including commercial real estate, residential real estate, and construction and land development loans. The Company has policies, guidelines, and individual risk ratings in place to control this exposure at the transaction level; however, given the volatile nature of interest rates and their affect on the real estate market and the likely adverse impacts on borrowers’ debt service coverage ratios, management believes it is prudent to maintain an unallocated allowance component.

Additionally, the Company continues to be committed to a strategy of acquiring relationships with larger commercial and industrial companies. Management believed it was prudent to increase the percentage of the unallocated reserve to cover the risks inherent in the higher average loan size of these relationships.

Liquidity and Rate Sensitivity Management

Management of rate sensitive earning assets and interest-bearing liabilities remains a key to the Company’s profitability. The Company’s operations are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the Company’s interest-earning assets and the amount of interest-bearing liabilities that are prepaid or withdrawn, mature or are repriced in specified periods. The principal objective of the Company’s asset/liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Company. The Banks utilize gap analyses as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each quarter. Reliance Bank management also monitors, on a quarterly basis the variability of earnings and fair value of equity in various interest rate environments. Bank management evaluates the Banks’ risk position to determine whether the level of exposure is significant enough to hedge a potential decline in earnings and value or whether the Bank can safely increase risk to enhance returns.

Liquidity is a measurement of the Banks’ ability to meet the borrowing needs and the deposit withdrawal requirements of their customers. The composition of assets and liabilities is actively managed to maintain the appropriate level of liquidity in the balance sheet. Management is guided by regularly-reviewed policies when determining the appropriate portion of total assets which should be comprised of readily-marketable assets available to meet conditions that are reasonably expected to occur.

Liquidity is primarily provided to the Banks through earning assets, including Federal funds sold and maturities and principal payments in the investment portfolio, all funded through continued deposit growth and short-term borrowings. Secondary sources of liquidity available to the Banks include the sale of securities included in the available-for-sale category (with a carrying value of $191,866,300 at December 31, 2006), and borrowing capabilities through correspondent banks and the Federal Home Loan Bank. Maturing loans also provide liquidity on an ongoing basis. Accordingly, Bank management believes it has the liquidity necessary to meet unexpected deposit withdrawal requirements or increases in loan demand.

The asset/liability management process, which involves structuring the balance sheet to allow approximately equal amounts of assets and liabilities to reprice at the same time, is a dynamic process essential to minimize the effect of fluctuating interest rates on net interest income. The following table reflects the Company’s interest rate gap (rate-sensitive assets minus rate-sensitive liabilities) analysis as of December 31, 2006, individually and cumulatively, through various time horizons (in thousands of dollars):

	Remaining Maturity if Fixed Rate;
	Earliest Possible Repricing Interval if Floating Rate
			Over 3		Over 1
	3		Months		Year
	Months		Through		Through		Over 5
	or Less		12 Months		5 Years		Years		Total

Interest-earning assets
Loans	$193,342,516		$89,241,386		$353,813,771		$31,303,966		$667,701,639
Investment securities, at amortized cost	5,482,331		22,766,090		84,553,990		79,527,333		192,329,744
Other interest-earning assets	498,257		—		—		—		498,257

Total interest-earnings assets	$199,323,104		$112,007,476		$438,367,761		$110,831,299		$860,529,640

Interest-bearing liabilities
Savings, and interest bearing transaction accounts	$194,434,102		$—		$—		$—		$194,434,102
Time certificates of deposit of $100,000 or more	49,016,472		77,853,945		26,942,198		18,196,649		172,009,264
All other time deposits	82,281,889		133,418,365		49,111,587		708		264,812,549
Non deposit interest-bearing liabilities	64,912,296		5,550,225		14,300,000		10,000,000		94,762,521

Total interest-bearing liabilities	$390,644,759		$216,822,535		$90,353,785		$28,197,357		$726,018,436

Gap by period	$(191,321,655)		$(104,815,059)		$348,013,976		$82,633,942		$134,511,204

Cumulative gap	$(191,321,655)		$(296,136,714)		$51,877,262		$134,511,204		$134,511,204

Ratio of interest-sensitive assets to interest-sensitive liabilities	0.51	x	0.52	x	4.85	x	3.93	x	1.19	x

Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	0.51	x	0.51	x	1.07	x	1.19	x	1.19	x

The following table reflects the Company’s interest rate gap (rate-sensitive assets minus rate-sensitive liabilities) analysis as of March 31, 2007, individually and cumulatively, through various time horizons (in thousands of dollars):

	Remaining Maturity if Fixed Rate;
	Earliest Possible Repricing Interval if Floating Rate
			Over 3		Over 1
	3		Months		Year
	Months		Through		Through		Over 5
	or Less		12 Months		5 Years		Years		Total

Interest-earning assets
Loans	$207,578,995		$87,465,739		$372,261,194		$23,998,577		$691,304,505
Investment securities, at amortized cost	15,018,605		33,615,258		101,346,991		35,779,057		185,759,911
Other interest-earning assets	33,397,500		—		—		—		33,397,500

Total interest-earnings assets	$255,995,100		$121,080,997		$473,608,185		$59,777,634		$910,461,916

Interest-bearing liabilities
Savings, and interest bearing transaction accounts	$203,482,448		$—		$—		$—		$203,482,448
Time certificates of deposit of $100,000 or more	128,507,996		102,696,999		16,261,420		—		247,466,415
All other time deposits	88,917,637		150,642,156		40,938,858		710		280,499,361
Nondeposit interest-bearing liabilities	29,876,869		—		14,300,000		10,000,000		54,176,869

Total interest-bearing liabilities	$450,784,950		$253,339,155		$71,500,278		$10,000,710		$785,625,093

Gap by period	$(194,789,850)		$(132,258,158)		$402,107,907		$49,776,924		$124,836,823

Cumulative gap	$(194,789,850)		$(327,048,008)		$75,059,899		$124,836,823		$124,836,823

Ratio of interest-sensitive assets to interest-sensitive liabilities	0.57	x	0.48	x	6.62	x	5.98	x	1.16	x

Cumulative ratio of interest- sensitive assets to interest- sensitive liabilities	0.57	x	0.54	x	1.10	x	1.16	x	1.16	x

A gap report is used by Bank management to review any significant mismatch between the repricing points of the Banks’ rate sensitive assets and liabilities in certain time horizons. A negative gap indicates that more liabilities reprice in that particular time frame and, if rates rise, these liabilities will reprice faster than the assets. A positive gap would indicate the opposite. Management has set policy limits specifying acceptable levels of interest rate risk as measured by the gap report. Gap reports can be misleading in that they capture only the repricing timing within the balance sheet, and fail to capture other significant risks such as basis risk and embedded options risk. Basis risk involves the potential for the spread relationship between rates to change under different rate environments and embedded options risk related to the potential for the alteration of the level and/or timing of cash flows given changes in rates. As indicated in the above table, the Company operates on a short-term basis similar to most other financial institutions, as its liabilities, with savings and interest-bearing transaction accounts included, could reprice more quickly than its assets. However, the process of asset/liability management in a financial institution is dynamic. Bank management believes its current asset/liability management program will allow adequate reaction time for trends in the marketplace as they occur, allowing maintenance of adequate net interest margins.

Bank management also uses fair market value of equity analyses to help identify longer-term risk that may reside on the current balance sheet. The fair market value of equity is represented by the present value of all future income streams generated by the current balance sheet. The Company measures the fair market value of equity as the net present value of all asset and liability cash flows discounted at forward rates suggested by the current Treasury curve plus appropriate credit spreads. This representation of the change in the fair market value of equity under different rate scenarios gives insight into the magnitude of risk to future earnings due to rate changes. Management has set policy limits relating to declines in the market value of equity. The results of these analyses at December 31, 2006 indicate that the Company’s fair market value of equity would increase 3.6%, 7.2%, and 10.3%, from an immediate and sustained parallel decrease in interest rates of 100 , 200, and 300 basis points, respectively, and decrease 2.2%, 5.3%, and 8.5%, from a corresponding increase in interest rates of 100, 200, and 300 basis points, respectively. At March 31, 2007, the Company’s fair market value of equity would increase 3.4%, 6.1%, and 9.0%, from an immediate and sustained parallel decrease in interest rates of 100, 200, and 300 basis points, respectively, and decrease 3.2%, 6.4%, and 9.2% from a corresponding increase in interest rates of 100, 200, and 300 basis points, respectively.

Following is a more detailed analysis of the maturity and interest rate sensitivity of the Banks’ loan portfolios at December 31, 2006:

		Over 1
	1 Year	through	Over
	or Less	5 Years	5 Years	Total

Commercial:
Real estate	$98,032,280	$263,637,457	$32,799,400	$394,469,137
Other	31,166,691	20,233,005	1,753,079	53,152,775
Real estate:
Construction	61,905,998	44,948,903	1,553,369	108,408,270
Residential	39,018,347	62,179,448	3,896,614	105,094,409
Consumer	4,380,950	2,144,233	16,168	6,541,351
Overdrafts	35,697	—	—	35,697

	$234,539,963	$393,143,046	$40,018,630	$667,701,639

For all loans maturing or repricing beyond the one year time horizon at December 31, 2006, following is a breakdown of such loans into fixed and floating rates.

	Fixed	Floating
	Rate	Rate	Total

Due after one but within five years	$326,940,107	$66,202,939	$393,143,046
Due after five years	29,513,587	10,505,043	40,018,630

	$356,453,694	$76,707,982	$433,161,676

The investment portfolio is closely monitored to assure that the Banks have no unreasonable concentration of securities in the obligations of any single debtor. Other than U.S. government agency securities, the Bank maintains no concentration of investments in any one political subdivision greater than 10% of its total portfolio.

The book value and estimated market value of the Company’s debt and equity securities at December 31, 2006, 2005 and 2004, all of which are classified as available-for-sale, are summarized in the following table:

	2006		2005		2004
	Amortized	Market	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value	Cost	Value

U.S. Government agencies and corporations	$110,381,507	$109,951,129	$128,413,428	$126,974,680	$72,026,789	$71,744,066
State and political subdivisions	33,137,041	33,526,984	21,215,751	20,990,189	12,461,826	12,455,775
Other debt securities	7,319,891	7,280,655	5,621,094	5,545,087	5,710,681	5,686,432
Equity securities	3,496,800	3,496,800	1,937,300	1,937,300	1,406,155	1,406,155
Mortgage-backed securities	37,994,505	37,610,732	34,980,002	34,331,823	30,241,754	30,217,716

	$192,329,744	$191,866,300	$192,167,575	$189,779,079	$121,847,205	$121,510,144

The following tables summarize maturity and yield information on the Company’s investment portfolio at December 31, 2006:

		Weighted
		Average Tax-
	Amortized	Equivalent
	Cost	Yield

Available-for-sale
U.S. Government agencies and corporations:
0 to 1 year	$22,939,808	3.94%
1 to 5 years	77,207,824	4.64
5 to 10 years	9,733,875	5.53
Over 10 years	500,000	6.00

Total	$110,381,507	4.58

State and political subdivisions:
0 to 1 year	$—	—%
1 to 5 years	2,094,574	5.44
5 to 10 years	15,980,258	5.52
Over 10 years	15,062,209	6.38

Total	$33,137,041	5.91

Other debt securities:
0 to 1 year	$2,042,517	4.54%
1 to 5 years	3,277,374	4.42
5 to 10 years	—	—
Over 10 years	2,000,000	7.78

Total	$7,319,891	5.37

		Weighted
		Average Tax-
	Amortized	Equivalent
	Cost	Yield

Equity and mortgage-backed securities:
0 to 1 year	$—	—%
1 to 5 years	—	—
5 to 10 years	—	—
Over 10 years	—	—
Mortgage-backed securities	37,994,505	5.04
No stated maturity	3,496,800	4.25

Total	$41,491,305	4.97

Combined:
0 to 1 year	$24,982,325	3.99%
1 to 5 years	82,579,772	4.65
5 to 10 years	25,714,133	5.52
Over 10 years	17,562,209	6.53
Mortgage-backed securities	37,994,505	5.04
No stated maturity	3,496,800	4.25

Total	$192,329,744	4.92

Note: While yields by range of maturity are routinely provided by the Company’s accounting system on a tax-equivalent basis, the individual amounts of adjustments are not so provided. In total, at an assumed Federal income tax rate of 34%, the adjustment amounted to $665,856.

The Banks’ primary source of liquidity to fund growth is ultimately the generation of new deposits. The following table shows the average daily amount of deposits and the average rate paid on each type of deposit for the years ended December 31, 2006, 2005, and 2004:

	Years Ended December 31,
	2006		2005		2004
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate

Noninterest-bearing demand deposits	$35,009,785	—%	$27,510,939	—%	$19,492,874	—%
Interest-bearing transaction accounts	75,942,634	3.86%	55,202,608	1.71%	56,490,862	1.04%
Savings deposits	110,596,058	3.51%	89,014,182	3.32%	8,529,887	0.92%
Time deposits of $100,000 or more	155,327,781	3.91%	106,687,077	3.22%	75,097,842	2.37%
All other time deposits	252,711,815	4.47%	195,124,978	3.51%	137,086,297	2.94%

	$629,588,073	3.84%	$473,539,784	3.00%	$296,697,762	2.18%

As noted in the gap analyses above, at both December 31, 2006 and March 31, 2007, a substantial portion of the Company’s time deposits mature within one year, which is common in the present banking market. To retain these deposits upon maturity, the Company will have to remain competitive on interest rates, offer other, more attractive, deposit products, or replace such maturing deposits with funds from wholesale funding sources or new customer deposits from our expanding branch network.

The following table shows the maturity of time deposits of $100,000 or more at December 31, 2006:

	Time	Other
	Certificates of	Time
Maturity	Deposits	Deposits	Total

Three months or less	$49,016,472	$—	$49,016,472
Three to six months	76,946,638	907,307	77,853,945
Six to twelve months	25,846,297	1,095,901	26,942,198
Over twelve months	16,402,003	1,794,646	18,196,649

	$168,211,410	$3,797,854	$172,009,264

Capital Adequacy

The Federal Reserve Board established risk-based capital guidelines for bank holding companies, which require bank holding companies to maintain minimum levels of “Tier 1 Capital” and “Total Capital.” Tier 1 Capital consists of common and qualifying preferred stockholders’ equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% of investments in unconsolidated subsidiaries. Total capital consists of, in addition to Tier 1 Capital, mandatory convertible debt, preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt and a portion of the reserve for possible loan losses, less the remaining 50% of qualifying total capital. Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-and off-balance sheet exposures. The minimum required ratio for qualifying Total Capital is 8%, of which at least 4% must consist of Tier 1 Capital.

In addition, Federal Reserve guidelines require bank holding companies to maintain a minimum ratio of Tier 1 Capital to average total assets (net of goodwill) of 3%. The Federal Reserve guidelines state that all of these capital ratios constitute the minimum requirements for the most highly-rated banking organizations, and other banking organizations are expected to maintain capital at higher levels.

As of December 31, 2006, and March 31, 2007, the Company and Banks were each in compliance with the Tier 1 Capital ratio requirement and all other applicable regulatory capital requirements, as calculated in accordance with risk-based capital guidelines. The actual capital amounts and ratios for the Company, Reliance Bank, and Reliance Bank, FSB at March 31, 2007 and December 31, 2006, 2005, and 2004 are presented in the following table:

			For Capital
	Actual		Adequacy Purposes		To be a Well Capitalized Bank Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands of dollars)

March 31, 2007:
Total capital (to risk-weighted assets)
Consolidated	$131,424	16.40%	$64,263	≥8.0%	$N/A	N/A
Reliance Bank	89,370	11.80%	60,364	≥8.0%	75,455	≥10.0%
Reliance Bank, FSB	20,506	42.90%	3,822	≥8.0%	4,778	≥10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	$124,279	15.50%	$32,131	≥4.0%	$N/A	N/A
Reliance Bank	82,745	11.00%	30,192	≥4.0%	45,273	≥6.0%
Reliance Bank, FSB	19,986	41.80%	1,911	≥4.0%	2,867	≥6.0%
Tier 1 capital (to average assets)
Consolidated	$124,279	13.40%	$36,967	≥4.0%	$N/A	N/A
Reliance Bank	82,745	9.40%	35,073	≥4.0%	43,841	≥5.0%
Reliance Bank, FSB	19,986	35.40%	2,259	≥4.0%	2,824	≥5.0%

			For Capital
	Actual		Adequacy Purposes		To be a Well Capitalized Bank Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands of dollars)

December 31, 2006:
Total capital (to risk-weighted assets)
Consolidated	$129,548	17.11%	$60,560	8.0%	$N/A	N/A
Reliance Bank	88,735	12.30%	57,696	8.0%	72,120	10.0%
Reliance Bank, FSB	20,391	59.10%	2,760	8.0%	3,451	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	$122,446	16.18%	$30,280	4.0%	$N/A	N/A
Reliance Bank	82,084	11.38%	28,848	4.0%	43,272	6.0%
Reliance Bank, FSB	19,959	57.84%	1,380	4.0%	2,070	6.0%
Tier 1 capital (to average assets)
Consolidated	$122,446	14.20%	$34,497	4.0%	$N/A	N/A
Reliance Bank	82,084	10.02%	32,759	4.0%	40,948	5.0%
Reliance Bank, FSB	19,959	44.37%	1,799	4.0%	2,249	5.0%
December 31, 2005:
Total capital (to risk-weighted assets)
Consolidated	$97,653	18.03%	$43,326	8.0%	$N/A	N/A
Reliance Bank	62,982	11.75%	42,892	8.0%	53,615	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	$92,440	17.07%	$21,663	4.0%	$N/A	N/A
Reliance Bank	57,769	10.77%	21,526	4.0%	32,169	6.0%
Tier 1 capital (to average assets)
Consolidated	$92,440	13.28%	$27,847	4.0%	$N/A	N/A
Reliance Bank	57,769	8.34%	27,701	4.0%	34,627	5.0%
December 31, 2004:
Total capital (to risk-weighted assets)
Consolidated	$75,173	21.81%	$27,575	8.0%	$N/A	N/A
Reliance Bank	54,334	17.14%	25,366	8.0%	31,707	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	$72,061	20.91%	$13,787	4.0%	$N/A	N/A
Reliance Bank	51,531	16.25%	12,683	4.0%	19,024	6.0%
Tier 1 capital (to average assets)
Consolidated	$72,061	16.39%	$17,586	4.0%	$N/A	N/A
Reliance Bank	51,531	12.89%	15,996	4.0%	19,995	5.0%

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized banking institutions. The extent of the regulators’ powers depend on whether the banking institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized,” which are defined by the regulators as follows:

Minimum Capital Ratios
	Total		Tier 1		Tier 2
	Risk-Based		Risk-Based		Leverage
	Ratio		Ratio		Ratio

Well capitalized	10%		6%		5%
Adequately capitalized	8		4		4
Undercapitalized	<8		<4		<4
Significantly undercapitalized	<6		<3		<3
Critically undercapitalized		*		*		*

*	A critically undercapitalized institution is defined as having a tangible equity to total assets ratio of 2% or less.

Depending upon the capital category to which an institution is assigned, the regulators’ corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver of the institution. The capital category of an institution also determines in part the amount of the premium assessed against the institution for FDIC insurance. At December 31, 2006, Reliance Bank and Reliance Bank, FSB were considered “well capitalized.”

Contractual Obligations, Off-Balance Sheet Risk, and Contingent Liabilities

Through the normal course of operations, the Banks have entered into certain contractual obligations and other commitments. Such obligations relate to funding of operations through deposits or debt issuances, as well as leases for premises and equipment. As financial services providers, the Banks routinely enter into commitments to extend credit. While contractual obligations represent future cash requirements of the Banks, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval processes accorded to loans made by the Banks.

The required contractual obligations and other commitments at December 31, 2006 were as follows:

			Over 1 Year
	Total Cash	Less Than	Less Than	Over
	Commitment	1 Year	5 Years	5 Years

Operating leases	$7,798,708	479,273	1,617,980	5,701,455
Time deposits	436,821,813	369,513,578	67,308,235	—
Federal Home Loan Bank borrowings	24,300,000	14,300,000	10,000,000	—
Commitments to extend credit	148,143,624	33,369,963	96,832,673	17,940,988
Standby letters of credit	3,244,721	3,244,721	—	—

Accounting Pronouncements

Several accounting rule changes that will or have gone into effect recently, as promulgated by the Financial Accounting Standards Board (the “FASB”), will have an effect on the Company’s financial reporting process. These accounting rule changes, issued in the form of Financial Accounting Standards or Interpretations include the following:

•	The Company maintains various stock option plans, which are discussed in more detail in Note 11 to the Company’s 2006 consolidated financial statements. Prior to 2006, the Company applied the intrinsic value-based method, as outlined in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to

Employees (“APB 25”), and related interpretations, in accounting for stock options granted under these plans. Under the intrinsic value-based method, no compensation expense was recognized if the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, prior to 2006, no compensation cost was recognized in the consolidated statements of income on stock options granted to employees, since all options granted under the Company’s stock option plans had an exercise price equal to or greater than the market value of the underlying Common Stock on the date of the grant. The Board of Directors accelerated the vesting of substantially all of the Company’s outstanding stock options during the fourth quarter of 2005.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“FAS”) No. 123 (Revised) Share-based Payments (“FAS 123R”). This statement replaces FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25. FAS 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the grant date fair value for all equity classified awards. The Company adopted this statement using the modified prospective method, which requires the Company to recognize compensation expense on a prospective basis for all outstanding unvested awards. Therefore, prior period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for share-based awards granted after the adoption date, expense is also recognized to reflect the remaining service period of awards that had been included in pro forma disclosures in prior periods.

The following table illustrates the pro forma effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each of the years in the two-year period ended December 31, 2005. The impact of adopting FAS 123R increased the compensation expense in 2006 by $145,513 before income taxes, and had less than a $0.01 impact on basic and diluted earnings per share.

	2005	2004

Net income, as reported	$1,923,031	1,422,307
Deduct total stock-based compensation expense determined under fair-value-based method for all awards, net of related taxes	(1,416,940)	(228,305)

Adjusted net income	$506,091	1,194,002

Weighted average shares outstanding	16,095,431	13,258,027
Options dilution	473,398	258,947

Diluted shares	16,568,829	13,516,974

Earnings per share:
Basic:
As reported	$0.12	$0.11
Pro forma	0.03	0.09

Diluted:
As reported	$0.12	$0.10
Pro forma	0.03	0.09

Based on the valuation and accounting uncertainties that outstanding options presented under the proposed accounting treatment at the time, the Board of Directors accelerated the vesting of substantially all of the Company’s outstanding stock options during the fourth quarter of 2005. This action resulted in the remaining fair value of substantially all of the outstanding stock options being recognized in 2005 as part of the pro-forma disclosures above.

The weighted average fair values of options granted in 2006, 2005 and 2004 was $4.25, $2.61, and $1.99, respectively, for an option to purchase one share of Company Common Stock; however, the Company has only been in existence since July 24, 1998, and the Company’s Common Stock is not actively traded on any exchange. Accordingly, the availability of fair value information for the Company’s Common Stock is limited. In using the Black-Scholes option pricing model to value the options, several assumptions have been made in arriving at the estimated fair value of the options granted in 2006, 2005, and 2004, including no volatility in the Company’s Common Stock price, no dividends paid on the Common Stock, an expected weighted average option life of 10.00, 8.61, and 9.40 years for options granted in 2006, 2005 and 2004, respectively, and a risk-free interest rate approximating the 10-year Treasury rate. Any change in these assumptions could have a significant impact on the effects of determining compensation costs.

•	In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FASB Interpretation No. 48 (“FIN 48”) clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has evaluated the requirements of FIN 48 and determined that FIN 48 will not have a material impact on its financial condition and results of operations for 2007.

•	In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”) to clarify consideration of the effects of prior year errors when quantifying misstatements in current year financial statements for the purpose of quantifying materiality. SAB No. 108 requires issuers to quantify misstatements using both the “rollover” and “iron curtain” approaches and requires an adjustment to the current year financial statements in the event that after the application of either approach and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB No. 108 is effective for fiscal years beginning after November 15, 2006. The Company has determined that SAB No. 108 will not have a material impact on its consolidated financial position or results of operations.

•	In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS No. 157”). FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Quantitative and Qualitative Disclosures About Market Risk

For information regarding the market risk of the financial instruments of the Company, see the section entitled “Liquidity and Rate Sensitivity Management” within this “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section.

Effects of Inflation

Persistent high rates of inflation can have a significant effect on the reported financial condition and results of operations of all industries. However, the asset and liability structure of a financial institution is substantially different from that of an industrial company, in that virtually all assets and liabilities of a financial institution are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a financial institution’s performance. Interest rates do not necessarily move in the same direction, or in the same magnitude, as the prices of other goods and services.

Inflation, however, does have an important impact on the growth of total assets in the banking industry, often resulting in a need to increase equity capital at higher than normal rates to maintain an appropriate equity-to-assets ratio. One of the most important effects that inflation has had on the banking industry has been to reduce the proportion of earnings paid out in the form of dividends.

Although it is obvious that inflation affects the growth of total assets, it is difficult to measure the impact precisely. Only new assets acquired each year are directly affected, so a simple adjustment of asset totals by use of an inflation index is not meaningful. The results of operations also have been affected by inflation, but again there is no simple way to measure the effect on the various categories of income and expense.

Interest rates in particular are significantly affected by inflation, but neither the timing nor the magnitude of the changes coincide with changes in the consumer price index. Additionally, changes in interest rates on some types of consumer deposits may be delayed. These factors, in turn, affect the composition of sources of funds by reducing the growth of deposits that are less interest sensitive and increasing the need for funds that are more interest sensitive.

Item 3.  Properties

As of March 1, 2007, the Company’s subsidiary, Reliance Bank, had fourteen banking locations and one freestanding ATM in Missouri and three in Illinois. Our executive offices are located at 10401 Clayton Road, Frontenac, Missouri, 63131. Reliance Bank owns fourteen of the banking facilities and leases the remaining four. The leases are ground leases that expire between 2015 and 2026 and include one or more renewal options.

As of March 1, 2007, the Company’s subsidiary, Reliance Bank, FSB, had five locations in Florida, with two additional locations contracted for purchase in 2007. Reliance Bank, FSB leases four of these locations for temporary branches.

The following tables set forth specific information with respect to our principal branch locations as of March 1, 2007:

Reliance Bank

Location of Property	Ownership

Des Peres, MO 11781 Manchester Road, Des Peres, MO 63131	Own
North St. Louis County, MO 1001 Howdershell Road, Hazelwood, MO 63031	Own
Oakville, MO 5739 Telegraph Road, Oakville, MO 63129	Own
Fenton, MO 1000 South Highway Drive, Fenton, MO 63026	Own
Chesterfield, MO 17269 Wildhorse Creek Rd. Ste.160, Chesterfield, MO 63005	Own
Godfrey, IL 2810 Godfrey Road, Godfrey, IL 63035	Own
St. Peters, MO 6065 Mexico Road, St. Peters, MO 63376	Own
O’Fallon, MO 2507 Highway K, O’Fallon, MO 63366	Own
Concord Village, MO 5401 South Lindbergh Blvd., St. Louis, MO 63128	Ground Lease
Creve Coeur East, MO 9769 Olive Blvd., Creve Coeur, MO 63141	Ground Lease
Manchester, MO 665 Big Bend Road, Manchester, MO 63011	Own
Ballwin, MO (ATM only) 14650 Manchester Rd., Ballwin, MO 63011	Lease
Wildwood, MO 16451 Village Plaza View Dr., Wildwood, MO 63011	Lease
Frontenac, MO 10401 Clayton Road, Frontenac, MO 63131	Ground Lease
O’Fallon, IL 729 West Highway 50, O’Fallon, IL 62269	Own
Creve Coeur West, MO 12973 Olive Arcade Plaza, St. Louis, MO 63141	Lease
Columbia, IL 1180 Admiral Weinel Blvd., Columbia, IL 62236	Lease
Webster Groves, MO 8083 Watson Rd., Webster Groves, MO 63119	Lease

Reliance Bank, FSB

Location of Property	Ownership

Ft. Myers, FL 6150 Diamond Centre Court, Suite 1002, Ft. Myers, FL 33912	Lease
Ft. Myers, FL 6150 Diamond Centre Court, Suite 301, Ft. Myers, FL 33912	Lease
Ft. Myers, FL 17105 San Carlos Boulevard, Ft. Myers, FL 33908	Lease
Ft. Myers, FL 14241 Metro Parkway, Ft. Myers, FL 33912	Own
Lehigh Acres, FL 17105 Homestead Road North, Lehigh Acres, FL	Lease

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The table below sets forth certain information regarding the beneficial ownership of shares of Common Stock as of June 1, 2007 for (i) each director; (ii) each of the named executive officers; and (iii) all directors and executive officers of the Company as a group. The amount of Common Stock owned, as reported below and in the footnotes, has been adjusted to reflect the December 2006 two-for-one stock split. Unless otherwise indicated, to the knowledge of the Company, the listed individuals have shared voting power over shares held in joint tenancy and sole voting power in all other instances.

	Amount and	Percent of
	Nature of	Common Stock
	Beneficial	Beneficially
Beneficial Owner(1)	Ownership(2)	Owned(3)

Gary R. Parker(4)	5,266,074	25.5%
William P. Stiritz(5)	2,546,310	12.4%
Ralph W. Casazzone(6)	499,400	2.4%
Robert M. Cox, Jr.(7)	113,520	0.6%
Richard M. Demko(8)	444,000	2.2%
Patrick R. Gideon(9)	176,864	0.9%
Barry D. Koenemann(10)	318,000	1.5%
Fortis M. Lawder(11)	100,000	0.5%
Earl G. Lindenberg(12)	412,000	2.0%
John J. Moller(13)	782,798	3.8%
James E. SanFilippo(14)	213,714	1.0%
Jerry S. Von Rohr(15)	969,447	4.5%
Dale E. Oberkfell	107,659	0.5%
Harold M. Tate(16)	68,281	0.3%
Daniel S. Brown(17)	89,086	0.4%
James W. Sullivan	75,476	0.4%
Directors and all executive officers as a group	12,182,629	59.0%

(1)	The address for all directors and executive officers is 10401 Clayton Road, Frontenac, Missouri, 63131.

(2)	These amounts include fully vested and unexercised options to purchase Common Stock as follows: Mr. Parker-48,000; Mr. Casazzone-26,000; Mr. Cox-6,000; Dr. Demko-40,000; Mr. Gideon-26,000; Mr. Koenemann-48,000; Mr. Lawder-48,000; Mr. Lindenberg-48,000; Mr. SanFilippo-48,000; Mr. Von Rohr-802,000; Mr. Oberkfell-100,000; Mr. Tate-60,000; Mr. Brown-80,000; Mr. Sullivan-75,000.

(3)	The percentage of Common Stock owned by the directors and executive officers is based on 20,624,016 of shares of Common Stock outstanding as of June 1, 2007.

(4)	Includes 2,155,000 shares held by G.P. & W, Inc., of which Mr. Parker is the sole owner; 21,092 shares in an IRA; 3,582 shares in his spouse’s IRA; and 33,080 shares in his spouse’s Exempt Trust.

(5)	Includes 2,170,310 shares held by the William P. Stiritz Revocable Trust, of which Mr. Stiritz is the Trustee, and 376,000 shares held as joint tenant with his spouse.

(6)	Includes 80,000 shares in an IRA, and 40,000 shares owned by his spouse.

(7)	Includes 107,520 shares held by the Robert M. Cox, Jr. Revocable Trust, of which Mr. Cox is the Trustee.

(8)	Includes 72,000 shares held in Dr. Demko’s IRA; 182,000 held by the Richard M. Demko Living Trust, of which Dr. Demko is the Trustee; 90,000 shares held by his spouse’s Revocable Living Trust, of which he is a co-Trustee; 48,000 shares in the name of the Demko Family Limited Partnership; and 12,000 shares in his spouse’s IRA.

(9)	Includes 30,864 shares held in Mr. Gideon’s 401(k) Plan account.

(10)	Includes 82,972 shares in an IRA; 12,000 shares held by Mr. Koenemann’s spouse’s Revocable Trust, of which he is Successor Trustee; 68,000 shares owned by United Construction Ent. Co.; 1,000 shares held by United Construction of Indianapolis; and 1,000 shares by United Construction of St. Louis. Mr. Koenemann is the sole owner of all of these companies.

(11)	Includes 51,600 shares held by a trust of which Mr. Lawder is the beneficiary.

(12)	Includes 360,000 shares held by the Earl G. Lindenberg Revocable Living Trust, of which Mr. Lindenberg is the Trustee, and 4,000 shares held by his spouse’s Revocable Living Trust.

(13)	Includes 196,702 shares held by the John J. Moller Living Trust, of which Mr. Moller is the Trustee; 372,096 shares owned by USA Properties, LLC; 114,000 shares in the name of USA Petroleum (Bermuda) Ltd.; and 100,000 shares owned by his spouse.

(14)	Includes 165,714 held as joint tenant with his spouse.

(15)	Includes 10,000 shares in his IRA.

(16)	Includes 5,000 shares owned with his spouse.

(17)	Includes 8,000 shares in an IRA.

Item 5.  Directors and Executive Officers

Director Compensation

The following table discloses the compensation paid to each director of the Company. All directors receive $500 per meeting of the Board of Directors of the Company that he attends, and committee members receive an additional $200 per committee meeting attended. Committee Chairmen do not receive additional compensation. Reliance Bank Board members also receive $400 for each meeting of Reliance Bank’s Board of Directors he attends. Members of Reliance Bank’s Credit Committee receive $300 per Credit Committee meeting attended, and members of Reliance Bank’s Regulatory and Compliance Committee receive $200 per Regulatory and Compliance Committee meeting attended, all of which are included in the amounts below.

						Change in
						Pension Value
	Fees					and
	Earned or				Non-Equity	Nonqualified
	Paid in	Stock	Option		Incentive Plan	Deferred
	Cash	Awards	Awards		Compensation	Compensation	All Other	Total
Name	($)	($)	($)		($)	Earnings	Compensation	($)

Jerry S. Von Rohr	$9,300.00							$9,300.00
Ralph W. Casazzone	$2,500.00							$2,500.00
Richard M. Demko	$10,200.00							$10,200.00
Patrick R. Gideon	$3,200.00							$3,200.00
Barry D. Koenemann	$9,500.00							$9,500.00
Fortis M. Lawder	$9,600.00							$9,600.00
Earl G. Lindenberg	$9,800.00							$9,800.00
John J. Moller	$500.00							$500.00
Gary R. Parker	$7,000.00							$7,000.00
James E. SanFilippo	$8,500.00							$8,500.00
Robert M. Cox, Jr.(1)	$0		$9,345.00	(1)				$0
William P. Stiritz(2)	$0							$0

(1)	Mr. Cox was elected to the Board of Directors on April 17, 2007. Mr. Cox served on the Board of Directors of Reliance Bank in 2006 and in connection with his service, received an option to purchase 6,000 shares of Common Stock at $9.63 per share (amounts have been adjusted for the two-for-one stock split in December 2006) granted pursuant to the 2005 Non-Qualified Stock Option Plan. Please see the description of the material terms of such plan under Item 6. The grant date fair value of this award, calculated in accordance with FAS 123R, is $18,690.00.

(2)	Mr. Stiritz was elected to the Board of Directors on April 17, 2007.

Executive Officers

The Company’s executive offices are located at 10401 Clayton Road, Frontenac, Missouri 63131.

Jerry S. Von Rohr, age 62, has served as Chairman, President, Chief Executive Officer and a director of the corporation since inception. He is one of the founding directors and incorporators of Reliance Bancshares, Inc. He also serves as Chairman, Chief Executive Officer, and director of Reliance’s two subsidiary banks — Reliance Bank of St. Louis, Missouri and Reliance Bank, FSB of Ft. Myers, Florida, as well as Chairman of the Company’s Executive Committee. Mr. Von Rohr has been in the banking industry for 39 years.

James W. Sullivan, age 51, was hired by Reliance Bancshares, Inc. and Reliance Bank as Chief Financial Officer in January 2003, and has served as Chief Financial Officer of Reliance Bank, FSB since its formation in 2006. Prior to joining Reliance Bank, he was Chief Financial Officer of Midwest BankCentre, Inc., and has over 25 years of banking and corporate finance experience.

Dale E. Oberkfell, age 51, was hired by Reliance Bancshares, Inc. as Executive Vice President and by Reliance Bank as President and Chief Operating Officer in May 2005 and has served on the Board of Directors for Reliance Bank since 2005. He also serves as a Board Member of the Federal Home Loan Bank of Des Moines, the Olin School of Business Executive Alumni Board at Washington University, and the Missouri Independent Bankers Association. Prior to joining Reliance Bank, he was a principal with Cummings, Oberkfell and Ristau, P.C. (now Cummings, Ristau & Associates, P.C.), a public accounting firm specializing in banking. He was one of the founding members, starting the firm in 1996, and has over 25 years of banking and corporate accounting experience.

Daniel S. Brown, age 41, joined Reliance Bank in February 2003 and serves as Executive Vice President and Senior Lending Officer of Reliance Bank and Senior Vice President of Reliance Bancshares, Inc. He also serves as Senior Vice President and Credit Committee Member of Reliance Bank, FSB. Mr. Brown is primarily responsible for the overall growth and credit quality of the loan portfolios of Reliance Bancshares, Inc., and has a total of 20 years of banking experience, including his previous positions as Senior Vice President at Bank of America (formerly known as Boatman’s Bank) and Vice President at Commerce Bank.

Harold M. Tate, age 54, has served as President, Chief Operating Officer, and Senior Lending Officer and director of Reliance Bank, FSB since its inception in January 2006. He also served as President of Reliance Loan Center, a subsidiary of Reliance Bank from June 2004 to January 2006. Prior to joining Reliance Bank, Mr. Tate served as Executive Vice President, Chief Operating Officer, Senior Lending Officer and director of Riverside Bank of the Gulf Coast in Cape Coral, Florida from August 1998 to June 2004.

Directors

Class II Directors with Terms Expiring in 2010

Fortis M. Lawder, age 79, has served on the Board of Directors for Reliance Bancshares, Inc. since 1998, as well as serving on the Board of Directors for Reliance Bank. He was appointed to the Company’s Compensation Committee and has served since 2005. He has also served as legal counsel on a pro-bono basis for the Carondelet Community Betterment Federation, Inc. since 1992. Mr. Lawder has been a practicing attorney for more than 55 years and has represented banks, bank holding companies and thrifts for over 50 years.

Earl G. Lindenberg, age 72, has served on the Board of Directors for Reliance Bancshares, Inc. since its inception, as well as serving on the Board of Directors for Reliance Bank. He was appointed to the Company’s Nominating & Governance Committee in April 2007. He is the Chairman and Chief Executive Officer of Lindenberg Tiemann LLC and Lindenberg Technologies LLC. Mr. Lindenberg is a partner and officer in Uphill UCS, LLC, a company providing underground construction services in Kansas City, and is a partner in Unitech Consulting, LLC, a minority-owned computer consulting firm. He also serves as the 2007 Auction Chairman of the Ambassadors of the Lutheran Family and Children Service of Missouri. Mr. Lindenberg has been in the information technology consulting industry for over 25 years.

John J. Moller, age 66, was elected as a director of Reliance Bancshares, Inc. in 2003. He was appointed to the Company’s Audit Committee in April 2007. He has served as Chairman of USA Petroleum Corporation (1984), USA Gasoline Corporation (1991), Palisades Gas and Wash, Inc. (1978), all wholly-owned companies engaged in the retail gasoline business. Prior to those dates, he served in various capacities with other family-owned entities also engaged in the retail gasoline businesses.

James E. SanFilippo, age 56, has served on the Board of Directors for Reliance Bancshares, Inc. since 1999, as well as serving on the Board of Directors for Reliance Bank. He was appointed to the Company’s Nominating & Governance Committee in April 2007 and also serves on the Executive Committee. He is also involved with the Herbert Hoover Boys & Girls Club and the Semper Fi Injured Marines Fund. Mr. SanFilippo is the President and owner of Waylon Advertising, an advertising firm he started in 2000. Prior to 2000, he was the President and owner of The Waylon Company from 1979 to 2000.

Class I Directors with Terms Expiring in 2009

Ralph W. Casazzone, age 54, has been a director of Reliance Bancshares, Inc. since the formation of the Company in 1998. Mr. Casazzone has served as a member of the Compensation Committee since 2005. Presently,

Mr. Casazzone resides in Greenwich, Connecticut where he actively trades oil commodities for G.E. Warren Corp. of Vero Beach, Florida. From 1990 to 2005, Mr. Casazzone was President and Chairman of First National Oil Brokers Inc., a private enterprise located in Norwalk, Connecticut. Mr. Casazzone was instrumental in founding First National Oil Brokers in 1980. From 1993 thru 1998, Mr. Casazzone served as a member of the Board of Trustees of his alma mater, Polytechnic University, located in Brooklyn, New York.

Richard M. Demko, DDS, MSD, age 61, has served on the Board of Directors for Reliance Bancshares, Inc. since 1999, as well as serving on the Board of Directors for Reliance Bank. He was appointed to the Company’s Audit Committee in April 2007. He also serves on the faculty of St. Louis University Center for Advanced Dental Education. He is also a member or on the board of numerous civic and professional organizations. Dr. Demko has maintained his own private orthodontic practice since 1974 and performs consulting for practices throughout the United States.

Patrick R. Gideon, age 49, has served on the Board of Directors for Reliance Bancshares, Inc. since 1999, and also holds the position of Chairman of the Audit Committee since April 2007. As of January 1982 he has served on the Board of Directors of Silver Lake Bank, in Topeka, Kansas. In 1987, he was elected President and Chief Executive Officer of Silver Lake Bank. Mr. Gideon also serves on several committees in a financial position and as a board member to several businesses within the Topeka community.

William P. Stiritz, age 72, has served on the Board of Directors for Reliance Bancshares, Inc. since February 2007. Mr. Stiritz has served, and continues to serve, on numerous educational and business Boards of Directors, including the Washington University Board of Trustees. He is currently a board member of Federated Department Stores, Inc., Vail Resorts, Inc., Energizer Holdings, Inc. and Ralcorp, Inc., all of which are companies with securities registered with the Securities and Exchange Commission. Mr. Stiritz is Chairman Emeritus of Energizer Holdings, Inc. and Chairman of Ralcorp, Inc. His career also included three years with the Pillsbury Company, followed by a 37 year career with Ralston Purina, serving as Ralson Purina’s Chief Executive Officer.

Class III Directors with Terms Expiring in 2008

Robert M. Cox, Jr., age 61, has served on the Board of Directors for Reliance Bancshares, Inc. since February 2007, and had also served on the Board of Directors for Reliance Bank since 2005. He was appointed to the Company’s Audit Committee in April 2007. Mr. Cox also serves as a Trustee for Drury University in Springfield, Missouri. He is also a member of the Dean’s Advisory Council for the Kelley School of Business at Indiana University in Bloomington, Indiana. Mr. Cox is a Senior Vice President in Administration for Emerson Electric Co. in St. Louis, Missouri, where he has been employed since 1975.

Barry D. Koenemann, age 58, has served on the Board of Directors for Reliance Bancshares, Inc. since 1999, as well as serving on the Board of Directors for Reliance Bank. He was appointed to the Company’s Nominating & Governance Committee in April 2007 and serves as its Chairman. He also serves on the Board of Directors of Wings of Hope, a nonprofit humanitarian organization that provides medical assistance/air transportation around the world. He is also a member of the University of Missouri-Rolla Board of Trustees, Engineers Club of St. Louis, Creve Coeur Chamber of Commerce and Chairman of Creve Coeur Building Code of Appeals. Mr. Koenemann is Chairman and Chief Executive Officer of United Construction Ent. Company, a general contracting firm he founded in 1991.

Gary R. Parker, age 57, has served on the Board of Directors for Reliance Bancshares, Inc. since its inception, as well as serving on the Board of Directors for Reliance Bank. He has served as Chairman of the Company’s Compensation Committee since 2005 and also serves on the Executive Committee. He is the Owner and Founder of Center Oil Company and its subsidiaries and affiliates, located in St. Louis, Missouri, started in 1986.

Mr. Von Rohr is also a Class III director. His biographical information is in the “Executive Officers” section above.

Committees of the Board of Directors

The Board of Directors of the Company has separately designated Audit, Compensation and Nominating & Governance Committees, all of which operate pursuant to written Charters. Copies of these Charters have been filed as exhibits with this registration statement.

Item 6.  Executive Compensation

Compensation Discussion & Analysis

Compensation Committee Procedures

The Company’s Compensation Committee (the “Committee”) consists of the following members of the Board of Directors: Ralph W. Casazzone, Fortis M. Lawder and Gary R. Parker, who serves as Chairman. The Committee’s role and responsibilities are set forth in a written charter adopted by the Board of Directors. The Committee operates pursuant to a written charter that will be available on the Company’s website at www.reliancebancshares.com.

The Committee is primarily responsible for reviewing the compensation of the Company’s executive officers on an annual basis and typically meets in the fourth quarter of each fiscal year to determine salaries for the following year and short and long-term incentive awards based in large part on the Company’s performance over the concluding fiscal year. In conducting its annual review, the Committee considers recommendations and input from the Company’s Chief Executive Officer, Jerry S. Von Rohr, as to the compensation of the Company’s named executive officers, except himself. In making recommendations to the Committee as to the compensation of Mr. Sullivan and Mr. Brown, Mr. Von Rohr seeks input from Mr. Oberkfell, the Company’s Executive Vice President. The Committee and Mr. Von Rohr believe that because Mr. Oberkfell is the immediate supervisor of Mr. Sullivan and Mr. Brown, he is in the best position to evaluate their individual performance as related to overall Company performance for purposes of determining their compensation. Neither the Committee nor the Company has historically retained the services of a compensation consultant.

The Committee is responsible for setting the compensation of Mr. Von Rohr, which is tied to overall Company performance and market data. At its annual meeting, the Committee evaluates various measurements of overall Company performance, discussed more fully below, in light of financial and business goals established by management and the Board of Directors at the beginning of the previous fiscal year and compensation packages of chief executive officers of comparable companies. The Committee also abides by the established compensation levels set forth in Mr. Von Rohr’s employment agreement, also discussed more fully below. In accordance with the Company’s Bylaws, the Committee presents a recommendation of compensation packages to the full Board of Directors for the required Board approval.

As part of the compensation process, Mr. Von Rohr gathers public compensation information of named executive officers of similar financial institution companies in the St. Louis area for purposes of recommending compensation packages for the four other named executive officers. The Committee also reviews this information as part of making its compensation recommendation to the Bard of Directors for Mr. Von Rohr. This information includes public executive compensation disclosure included in the SEC filings of Cass Information Systems, Inc., Enterprise Financial Services Corp., and Pulaski Financial Corp. The Committee does not set specific benchmarks for total executive compensation packages or individual compensation elements based on the compensation of executives of these companies. Instead, it seeks to design compensation packages for all executive officers that are within the range of compensation packages for executive officers of these peer companies. The Committee does not conduct any additional market research or survey in determining executive compensation.

Compensation Philosophy and Design

Our compensation philosophy is to provide our executive officers with compensation packages that attract, retain, reward and motivate them. Therefore, the Committee constructs compensation packages to further this philosophy. To attract and retain qualified individuals, the Committee sets salaries for executive officers that are akin to those of executive officers with similar positions in comparable companies and makes salary adjustments based on the process described below. In addition, executive officers are eligible to receive bonuses based on successful Company and individual performance in the forms of cash and equity. The Committee awards such bonuses as a means to both reward executive officers and motivate them to work toward meeting Company-wide goals. Furthermore, awards of bonus options to purchase Common Stock serve as a way to align the interests of the executive officers with those of our shareholders.

While the Committee seeks to provide compensation packages that are competitive within the Company’s markets and the financial services industry, in general, it does not set compensation levels based on any predetermined benchmarks for total compensation or any individual element of compensation. Rather, Mr. Von Rohr surveys companies within the St. Louis and Ft. Myers markets that are similar in size to the Company and makes appropriate compensation adjustments when making his recommendations to the Committee.

Compensation adjustments are based more on individual and Company performance than market data. Both Mr. Von Rohr and Mr. Oberkfell, before making their compensation recommendations, consider an individual’s contributions to overall Company performance which is measured against financial and business targets established by the Board of Directors at the beginning of each fiscal year. Recently, such goals have focused on the Company’s market growth and include earnings and cash flow, asset growth, loan growth, credit quality, and the number of new banking branches. Mr. Von Rohr and Mr. Oberkfell consider the executive officers’ leadership displayed and success in performing their responsibilities to reach these goals. Salary raises and short and long-term incentive awards are not, however, conditioned upon the achievement of these goals. Rather, the Committee evaluates the Company’s progress toward meeting certain performance targets relative to other financial institutions in the Company’s markets.

Certain compensation adjustments are made pursuant to each executive officer’s employment terms established at the time he or she is hired. Mr. Oberkfell and Mr. Von Rohr are the only named executive officers with whom the Company has employment agreements. The terms of such employment agreements are described in the “Employment Agreements” section below.

Elements of Compensation

The Company’s compensation packages for executive officers are made up of cash salaries, short-term incentive awards in the form of cash bonuses, long-term incentive awards in the form of stock option grants and, to a lesser extent, perquisites. Executive officers, as are all Company employees, are eligible to participate in the Company’s health benefits, 401(k) and employee stock purchase programs, on the same terms as all Company employees. The Committee has not determined to emphasize any one element of compensation and does not have policies regarding the mix between short and long-term compensation or cash and non-cash compensation; rather, the Committee makes decisions from year to year based on the factors described herein.

Salary:  Base salaries for executive officers are set initially upon hire based predominantly on market data and are adjusted based on market trends, overall Company performance and individual contributions to Company performance. In recommending base salaries and salary adjustments for the four named executive officers other than himself, Mr. Von Rohr reviews salaries paid to executive officers with similar positions at the Company’s peer companies. Adjustments are made by reviewing the same market data on a year-to-year basis, the Company’s achievement of its yearly business goals and each named executive officer’s contributions to the achievement of these goals. The Committee does not set salaries based on specific benchmarks. The Committee does believe, however, that while the salaries are competitive for the size of the Company, the salaries of the named executive officers, including Mr. Von Rohr, are near the low end of the range of salaries paid to executives with similar positions at the Company’s peer companies. Mr. Von Rohr’s base salary for 2006 through 2008 was established by the Committee and set forth in the Agreement of Compensation Package, discussed below.

Short-term Incentives:  Executive officers receive short-term incentive awards in the form of cash bonuses. Historically, all executive officers have received a cash bonus award at the end of each fiscal year, with the exception of Mr. Von Rohr, who did not receive a cash bonus award until 2004. Cash bonuses for all full-time Company employees, including the named executive officers, are paid from a bonus pool comprised of approximately 10% to 15% of the total base compensation for all full-time employees. At the end of each fiscal year, Mr. Von Rohr makes recommendations to the Committee for the bonuses of the named executive officers, other than himself, based on the achievement of the Company’s financial and business goals that are established by the Board and the executive officers’ contributions toward meeting those goals. As noted above, bonuses are not conditioned upon the achievement of such goals, but rather, the amounts of the bonuses reflect overall Company performance in light of these goals. Mr. Von Rohr also considers the cash bonuses paid to similarly-positioned executive officers at the Company’s peer companies. The Committee evaluates the same in establishing Mr. Von Rohr’s short-term incentive award.

Long-term Incentives:  The Committee grants executive officers options to purchase the Company’s Common Stock, typically with time vesting requirements, as a way to align the interests of the executive officers with those of the Company’s shareholders. Generally, executive officers receive stock option grants initially upon their hire in amounts and on terms set by their hiring terms. Thereafter, grants of options are made in the first quarter of a fiscal year in the discretion of the Committee, based upon recommendations of Mr. Von Rohr, are dependent upon the Company’s performance during the prior fiscal year in light of the Board’s predetermined business targets. In addition, Mr. Von Rohr considers long-term compensation awarded to executive officers at comparable companies. According to the terms of Mr. Von Rohr’s employment, he is to receive options to purchase a minimum of 10,000 and a maximum of 60,000 each fiscal year. The Compensation Committee, with approval of the Board of Directors, may pay him the cash equivalent of some or all of these options in lieu of the options, upon the request of Mr. Von Rohr. The Company does not have any policies or practices in place regarding the timing of option grants and the release of material, non-public information.

Perquisites:  Daniel Brown and Mr. Von Rohr are the only named executive officers who receive perquisites as part of their compensation packages. Both receive allowances for club membership dues, and Mr. Von Rohr is entitled to use a vehicle owned by Reliance Bank. The Committee does not consider the value of these perquisites, which it considers to be insignificant, when determining compensation for Mr. Brown and Mr. Von Rohr.

2006 Compensation

In 2006, in addition to amounts received under the Company’s employee benefits plans, the named executive officers received raises in salaries, averaging 11.7%, and cash bonuses. The amounts of the salary increases and cash bonuses were consistent with the salary raises and bonuses historically paid by the Company.

In approving the 2006 salary levels, the Committee considered the Company’s 2005 performance in light of the one-year plan established by the Board at the beginning of fiscal 2005. As in the past, the plan included general financial goals relating to earnings and cash flow, asset growth, loan growth and credit quality. Salary increases were not conditioned upon specific financial achievements, but because the Company met its financial expectations for 2005, the salaries for 2006 for all named executive officers were increased.

At the end of fiscal 2006, the Committee met to determine cash bonuses to be awarded to the named executive officers and evaluated the Company’s performance, as well as individual performance, during fiscal 2006. The Company’s performance was, as usual, measured by the financial expectations set by the Board of Directors at the beginning of 2006, including earnings and cash flow, asset growth, loan growth and credit quality. In addition, one of the major business goals for 2006 was the expansion of Reliance Bank and Reliance Bank, FSB. In 2006, we received approval to operate our wholly-owned thrift subsidiary, Reliance Bank, FSB, in Ft. Myers, Florida, and Reliance Bank, our wholly-owned banking subsidiary, opened an additional four branches in Missouri and two in Illinois. Furthermore, we secured approval to open two additional Reliance Bank, FSB branches in Florida and an additional Reliance Bank branch in Missouri, which we anticipate to be operational in 2007. Because the Company met its financial expectations for 2006 and was successful in executing its bank expansion plans, all named executive officers received cash bonus awards.

The named executive officers did not receive grants of options to purchase Common Stock in 2006, which is inconsistent with the Company’s historical practice. In connection with the Company’s adoption of FAS 123R in January 2006, the Board of Directors accelerated the vesting of all outstanding options (except for certain options held by directors) in November 2005 and made an additional grant of options to each named executive officer at the end of 2005. Therefore, no grant was made in 2006. The Committee has, however, resumed its practice of granting the named executive officers options to purchase Common Stock at the beginning of each fiscal year and intends to do so going forward.

As noted above, only Mr. Brown and Mr. Von Rohr receive perquisites as part of their compensation packages. Consistent with past practice, both received an allowance for club memberships and Mr. Von Rohr was given a vehicle owned by Reliance Bank.

Chief Executive Officer Compensation

The Committee determined Mr. Von Rohr’s compensation for 2006 in line with the terms of his employment agreement and made appropriate adjustments based on the same Company performance measures noted above for the other executive officers. Mr. Von Rohr’s employment agreement provides that his base salary shall not be less than $135,000 per year and shall be increased each year by at least an amount to reflect the increase in the Consumer Price Index for All Urban Consumers. In a written Agreement of Compensation Package, the Committee set Mr. Von Rohr’s 2006 base salary at $250,000 and stated that for 2006, he shall receive options to purchase a minimum of 10,000 and maximum of 60,000 shares of Common Stock. The Committee elected to award Mr. Von Rohr cash bonuses in lieu of the required stock option grant.

In addition to basing Mr. Von Rohr’s compensation adjustments for 2006 on market trends, his employment terms and overall Company performance, the Committee also considered his success in raising capital in 2006, one of his primary responsibilities as Chief Executive Officer. Since the fourth quarter of 2005, the Company has raised approximately $27 million through the private placement of the Common Stock in transactions with accredited investors.

Furthermore, the Committee based Mr. Von Rohr’s 2006 compensation package on the fact that he received lower-than-market compensation packages for the first several years of his employment at the Company, as the Company’s resources were focused on operations and growth. In consideration of his low initial compensation packages and his dedication and individual contributions to the Company’s successful growth to date, Mr. Von Rohr received a 2006 compensation package that was larger than those of the other named executive officers. For these same reasons, the Committee set Mr. Von Rohr’s minimum and maximum option grants, as noted above. The Committee may elect to award cash bonuses in lieu of the stock option grants as in 2006.

Tax and Accounting Implications

Generally, the Committee bases its compensation decisions primarily on the philosophies and objectives discussed earlier in this Compensation Discussion & Analysis without regard to the tax or accounting treatment of certain elements of compensation. However, the Committee does elect to grant executive officers long-term incentive awards in the form of Incentive Stock Options because of the tax advantages to the executive officers, as generally, the exercise of an Incentive Stock Option is not a taxable event for the executive officer.

Additionally, the Committee considers the deductibility requirements of Section 162(m) of the Internal Revenue Code, as amended, which provides that the Company may not deduct compensation of more than $1 million to certain persons.

Post-Fiscal Year Compensation Decisions

At the end of 2006, the Committee met to discuss 2007 compensation packages as well as determine the cash bonus awards to be paid to the executive officers based on the overall Company and individual performance in 2006. Based on its review of market data, and because the Company met its financial and business projections for 2006, as discussed above, the Committee approved salary increases for all named executive officers consistent with the average amount of historical salary raises. Also based on these factors, the Committee approved grants of options to purchase Common Stock to all named executive officers, except Mr. Von Rohr and Mr. Oberkfell, in January 2007.

Report of the Compensation Committee

The Compensation Committee of Reliance Bancshares, Inc. has reviewed and discussed the Compensation Discussion & Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the Company’s Board of Directors that the Compensation Discussion & Analysis be included in this registration statement on Form 10.

Submitted by the Compensation Committee of the Board of Directors.

Compensation Committee

Ralph W. Casazzone
Fortis M. Lawder
Gary R. Parker

2006 Summary Compensation Table

					All Other
		Salary		Bonus	Compensation	Total
Name and Principal Position	Year	($)(1)		($)	($)(2)	($)

Jerry S. Von Rohr,	2006	$249,242.92		$175,000.00	$26,063.29	$450,306.21
Chief Executive Officer of the Company and its subsidiaries
James W. Sullivan,	2006	$121,980.90		$12,000.00	$5,478.44	$139,459.34
Chief Financial Officer of the Company and its subsidiaries
Dale E. Oberkfell,	2006	$198,275.28	(3)	$30,000.00	$8,259.89	$236,535.17
Executive Vice President of the Company, President and Chief Operating Officer of Reliance Bank
Daniel S. Brown,	2006	$145,930.12		$35,000.00	$11,986.20	$192,916.32
Senior Vice President of the Company, Executive Vice President of Reliance Bank
Harold M. Tate,	2006	$151,156.22	(4)	$15,000.00	$6,847.56	$173,003.78
President Reliance Bank, FSB

(1)	Salary amounts consist of payments received by the named executive officers during the fiscal year ended December 31, 2006. Because the Company’s payroll period does not coincide with the calendar year, and the salary payments are subject to a one-week hold back period, these amounts reflect the final salary payments due for services rendered in 2005 (received in January 2006). As such, final salary payments for services rendered in 2006 were made in January 2007.

(2)	“All Other Compensation” consists of the following: (i) for Mr. Von Rohr only, the use of an automobile owned by Reliance Bank; (ii) for Mr. Von Rohr and Mr. Brown only, country club membership dues; and (iii) for all named executive officers, Company matching contributions paid to the Company’s 401(k) plan on behalf of each named executive officer and the imputed value of group life and disability insurance premiums paid on behalf of each named executive officer.

(3)	Includes $5,200.00 in director fees for serving as a member of Reliance Bank’s Board of Directors.

(4)	Includes $1,200.00 in director fees for serving as a member of Reliance Bank, FSB’s Board of Directors.

As noted in the “Compensation Discussion & Analysis” above, no option grants were made in 2006 as a result of double grants in 2005 made in connection with the Company’s vesting of most outstanding options to purchase Common Stock. Furthermore, no named executive officers exercised options in 2006.

Compensation for Mr. Oberkfell and Mr. Von Rohr is set according to the terms of their employment agreements, more fully described in the “Employment Agreements” section below.

2006 Outstanding Equity Awards at Fiscal Year-End Table

The following table reflects option awards outstanding as of December 31, 2006 for the named executive officers. The information below has been restated to reflect a two-for-one stock split in May 2004 and an additional two-for-one stock split in December 2006.

			Equity
		Number of	Incentive
		Securities	Plan Awards;
		Underlying	Number of
		Unexercised	Securities
		Options	Underlying		Option
		(#)	Unexercised		Exercise	Option
		Exercisable	Unearned		Price	Expiration
Name	Plan Under Which Options Were Granted	(1)	Options		($)	Date

Jerry S. Von Rohr(2)	1999 Incentive Stock Option Plan	120,000			$2.50	4/30/09
	1999 Incentive Stock Option Plan	32,000			$2.75	4/30/09
	2001 Incentive Stock Option Plan	300,000			$5.00	1/17/11
	2001 Non-Qualified Stock Option Plan	16,000			$4.25	10/17/11
	2001 Incentive Stock Option Plan	100,000			$6.25	1/17/11
	2003 Non-Qualified Stock Option Plan	16,000			$6.00	1/15/13
	2003 Incentive Stock Option Plan	80,000			$6.94	1/15/13
	2003 Incentive Stock Option Plan	80,000			$7.94	1/15/13
	2004 Non-Qualified Stock Option Plan	18,000			$7.25	7/21/14
	2003 Incentive Stock Option Plan	40,000			$10.00	1/15/13

		802,000

James W. Sullivan	2003 Incentive Stock Option Plan	20,000			$5.38	1/15/13
	2003 Incentive Stock Option Plan	20,000			$6.19	1/15/13
	2003 Incentive Stock Option Plan	20,000			$8.50	1/15/13
	2005 Incentive Stock Option Plan	15,000			$9.50	11/16/15

		75,000

Dale E. Oberkfell	2003 Incentive Stock Option Plan	40,000	20,000	(3)	$8.75	1/15/13
	2003 Incentive Stock Option Plan	60,000	20,000	(4)	$10.00	1/15/13

		100,000

Daniel S. Brown	2003 Incentive Stock Option Plan	20,000			$5.38	1/15/13
	2003 Incentive Stock Option Plan	20,000			$6.19	1/15/13
	2003 Incentive Stock Option Plan	20,000			$8.50	1/15/13
	2005 Incentive Stock Option Plan	20,000			$9.50	11/16/15

		80,000

Harold M. Tate	2003 Incentive Stock Option Plan	20,000			$6.88	1/15/13
	2003 Incentive Stock Option Plan	20,000			$9.25	1/15/13
	2005 Incentive Stock Option Plan	20,000			$9.50	11/16/15

		60,000

(1)	All options granted prior to 2006 pursuant to the above-referenced plans became fully vested in November 2005 by action of the Board of Directors.

(2)	Options granted to Mr. Von Rohr under the Non-Qualified Stock Option Plans were granted to him for his services as a director of the Company.

(3)	Represents Incentive Stock Options to be granted to Mr. Oberkfell pursuant to his employment agreement upon the third anniversary of the commencement of his employment with the Company and Reliance Bank.

(4)	Represents Incentive Stock Options to be granted to Mr. Oberkfell pursuant to his employment agreement upon the Company’s achievement of $1 billion of total consolidated assets.

The following is a brief description of the material terms of the above-referenced plans:

1999 Incentive Stock Option Plan:  The 1999 Incentive Stock Option plan was approved by shareholders and expires on April 30, 2009. Key employees and officers who are full-time employees of the Company and its subsidiaries are eligible to receive grants to purchase Common Stock pursuant to this plan. Under the terms of the plan, the Company is authorized to grant options to purchase up to 240,000 shares of Common Stock. The exercise price of the options granted under the plan shall be determined by the Board of Directors in its discretion but may not be less than 100% of the fair market value on the date of grant. In the case of options granted to a person who owns more than 10% of the voting power of the Company’s shares, the exercise price shall be no less than 110% of the fair market value on the date of grant. The fair market value shall be no less than the book value as of the grant date, as the Company is not listed on any organized stock exchange. All options granted under the plan shall expire on April 30, 2009, unless earlier specified by the Board of Directors. Options issued to persons who own more than 10% of the voting shares expired under the terms of the plan on April 30, 2004. Options granted under this plan vest in three equal annual installments determined by the date of a grantee’s employment commencement, subject to adjustment by the Board of Directors. The aggregate fair market value of stock for which options are exercisable for the first time under the terms of all plans of the company by an employee during any calendar year shall not exceed $100,000. Each participant to whom options are granted under this plan must remain an employee of the Company or a subsidiary no less than two years from the date of grant. Awards made under this plan are not assignable. If a participant ceases to be an employee by reason other than death, any outstanding award under the plan shall be deemed cancelled unless the Board, in its discretion, extends the privilege to such participant to exercise any outstanding award within three months after termination. If the participant’s employment terminates by reason of reaching retirement age, the participant shall have the right to exercise any awards not expired within three months after retirement. If any participant dies during employment with the Company or subsidiary or within three moths after retirement, any outstanding awards under the plan shall be exercisable by the estate or appointed beneficiary of the participant within six months after such participant’s death or expiration of the awards under the plan, whichever is sooner. Options to purchase the aggregate amount of authorized shares under this plan have been granted, and therefore, no additional shares may be granted under this plan.

2001 Incentive Stock Option Plan:  The 2001 Incentive Stock Option plan was approved by shareholders and expires on January 17, 2011. Key employees and officers who are full-time employees of the Company and its subsidiaries are eligible to receive grants to purchase Common Stock pursuant to this plan. Under the terms of the plan, the Company is authorized to grant options to purchase up to 800,000 shares of Common Stock. All options granted under the plan shall expire on January 17, 2011, unless earlier specified by the Board of Directors. Options issued to persons who own more than 10% of the voting shares expired under the terms of the plan on January 17, 2006. The material terms of this plan relating to options to purchase Common Stock are the same as those described above for the 1999 Incentive Stock Option Plan. Under this plan, the Board of Directors may grant participants Stock Appreciation Rights (rights to receive in exchange therefor payment by the Company of an amount equal to the excess of the fair market value of the shares subject to an option granted under the plan over the exercise price to acquire such shares). At the Board’s discretion, payment shall be made in shares of Common Stock, cash, or a combination thereof. Pursuant to action of the Board of Directors, no additional awards may be granted under this plan.

2001 Non-Qualified Stock Option Plan:  The 2001 Non-Qualified Stock Option Plan was approved by the Board of Directors on October 17, 2001. Directors and advisory directors of the Company and its subsidiaries are eligible to receive awards under this plan in the form of options to purchase Common Stock of the Company. The exercise price of options granted under this plan was, according to the terms of the plan, $4.25 per share of Common Stock, with a total of 180,000 shares available for issuance under the plan. Any option granted under this plan was immediately exercisable on the date of grant as long as such grantee had served as a director or advisory director for at least two years and such grantee holds Common Stock equal to the number of option shares granted under the plan. Options granted under this plan expire on October 19, 2011. Awards made under this plan are not assignable. If a participant ceases to be director by reason other than death or dismissal for cause, any outstanding award under the plan that has vested shall be exercisable within one year after severance or until expiration as provided by the plan, whichever is sooner unless the Board otherwise determines. If the participant shall die while serving as director or advisory director of the Company or any subsidiary, any award granted under the plan shall become fully vested and shall be exercisable by the participant’s estate or beneficiary within three years after the participant’s death or until expiration pursuant to the plan.

2003 Incentive Stock Option Plan:  The 2003 Incentive Stock Option plan was approved by shareholders and expires on January 15, 2013. Key employees and officers who are full-time employees of the Company and its subsidiaries are eligible to receive grants to purchase Common Stock pursuant to this plan. Under the terms of the plan, the Company is authorized to grant options to purchase up to 800,000 shares of Common Stock. All options granted under the plan shall expire on January 15, 2013, unless earlier specified by the Board of Directors. Options issued to persons who own more than 10% of the voting shares shall expire under the terms of the plan on January 15, 2008. The material terms of this plan relating to options to purchase Common Stock are the same as those described above for the 1999 Incentive Stock Option Plan and relating to Stock Appreciation Rights, the same as those described above for the 2001 Stock Incentive Plan. Pursuant to action of the Board of Directors, no additional awards may be granted under this plan.

2003 Non-Qualified Stock Option Plan:  The 2003 Non-Qualified Stock Option Plan was approved by the Board of Directors on January 15, 2003. Directors and advisory directors of the Company and its subsidiaries are eligible to receive awards under this plan in the form of options to purchase Common Stock of the Company. The exercise price of options granted under this plan was, according to the terms of the plan, $6.00 per share of Common Stock with a total of 240,000 shares authorized for issuance under the plan. Vesting of options awarded under this plan shall be delayed until the following conditions are satisfied: (i) any participant shall have served as director or advisory director for the Company or its subsidiaries for at least two years; (ii) the participant holds Common Stock equal to the number of option shares granted under the plan; and (iii) the participant attends a specified number of meetings of the directors or advisory directors. Options granted under this plan expire on January 15, 2013. The material terms of this plan relating to options to purchase Common Stock are the same as those described above for the 2001 Non-Qualified Stock Option Plan.

2004 Non-Qualified Stock Option Plan:  The 2004 Non-Qualified Stock Option Plan was approved by the Board of Directors on July 21, 2004. Directors and advisory directors of the Company and its subsidiaries are eligible to receive awards under this plan in the form of options to purchase Common Stock of the Company. The exercise price of options granted under this plan was, according to the terms of the plan, $7.25 per share of Common Stock, with a total of 240,000 shares available for issuance under the plan. Options granted under this plan expire on July 21, 2014. The material terms of this plan relating to options to purchase Common Stock are the same as those described above for the 2003 Non-Qualified Stock Option Plan.

2005 Incentive Stock Option Plan:  The 2005 Incentive Stock Option plan was approved by shareholders and expires on November 16, 2015. Key employees and officers who are full-time employees of the Company and its subsidiaries are eligible to receive grants to purchase Common Stock pursuant to this plan. Under the terms of the plan, the Company is authorized to grant options to purchase up to 800,000 shares of Common Stock. Options granted under the plan shall expire ten years after the date of grant, unless earlier specified by the Board of Directors; option. Options issued to persons who own more than 10% of the voting shares shall expire five years after the date of grant. The material terms of this plan relating to options to purchase Common Stock are the same as those described above for the 1999 Incentive Stock Option Plan and relating to Stock Appreciation Rights, the same as those described above for the 2001 Stock Incentive Plan.

The Company also maintains a 2005 Non-Qualified Stock Option Plan. While no named executive officer received grants under this plan, the following are the material terms of such plan:

2005 Non-Qualified Stock Option Plan:  The 2005 Non-Qualified Stock Option Plan was approved by the Board of Directors on August 1, 2005. Directors and advisory directors of the Company and its subsidiaries are eligible to receive awards under this plan in the form of options to purchase Common Stock of the Company. The exercise price of options granted under this plan is $0.75 per share above the fair market value on the date of grant, according to the terms of the plan, with a total of 100,000 shares available for issuance under the plan. Options granted under this plan expire on August 1, 2015. The material terms of this plan relating to options to purchase Common Stock are the same as those described above for the 2003 Non-Qualified Stock Option Plan.

Employment Agreements

Jerry S. Von Rohr

Pursuant to the terms of his employment agreement, as amended, Mr. Von Rohr serves as Chairman, President and Chief Executive Officer of the Company for consecutive three-year periods, which began September 1, 2002, unless the Company or Mr. Von Rohr terminates by giving written notice to the other not less than 60 days before September 1 of each year.

According to his employment agreement, Mr. Von Rohr shall receive (i) a salary of not less than $135,000 per year and each year thereafter to reflect the increase in the Consumer Price Index for All Urban Consumers; (ii) any increases granted by the Board of Directors from time to time; (iii) fees paid for services as a director of any entity; (iv) such bonus, if any, as may be awarded by the Board of Directors or Board committee; (v) reimbursement of reasonable travel and other work-related expenses; and (vi) participation in any health, disability, life insurance, stock option plan employee benefit plan, profit-sharing plan and retirement plan programs that are generally available to all employees.

In the event of a change in control, as defined in his employment agreement, Mr. Von Rohr’s employment agreement may be terminated by either party giving six months written notice to the other.

Mr. Von Rohr is also subject to non-compete and non-disclosure obligations pursuant to his employment agreement.

In June 1999, Mr. Von Rohr’s employment agreement was assigned by the Company to Reliance Bank, its subsidiary. Mr. Von Rohr also serves as Chairman, President and Chief Executive Officer of Reliance Bank on the same terms and conditions.

In December 2005, the Compensation Committee agreed to the following terms governing certain elements of Mr. Von Rohr’s compensation through 2008: (i) in 2005, he received a cash bonus of $150,000; (ii) his base compensation for 2006, 2007 and 2008 is set at $250,000, $275,000 and $300,000, respectively. Furthermore, for 2006 through 2008, Mr. Von Rohr shall receive options to purchase a minimum of 10,000 shares and a maximum of 60,000 shares of Common Stock (adjusted to reflect the December 2006 two-for-one stock split). The Compensation Committee, in its discretion, may elect to award him cash bonuses in lieu of these options to purchase Common Stock.

Dale E. Oberkfell

Mr. Oberkfell serves as Executive Vice President of the Company and as President and Chief Operating Officer of Reliance Bank according to the terms of his employment agreement. Mr. Oberkfell’s employment with the Company and Reliance Bank will continue unless terminated by any party.

As consideration for his employment, Mr. Oberkfell is paid a base salary of $188,000 per year, subject to the Board’s review. Mr. Oberkfell is eligible for a bonus each year, as determined by the Board. Upon commencement of his employment, Mr. Oberkfell was granted options to purchase the Company’s Common Stock, and under the terms of the agreement, he will be granted the following options to purchase additional Common Stock: (i) an option to purchase 20,000 shares of Common Stock at the beginning of his third year of employment with the Company at fair market value on the date of grant; and (ii) an option to purchase 20,000 shares of Common Stock when the Company has consolidated assets in excess of $1 billion at fair market value on the date of grant. If Mr. Oberkfell’s employment is terminated by the Company or Reliance Bank without cause or by him for good reason, as defined in the agreement, or by reason of his death or disability, all outstanding options will become fully vested and exercisable for no less than 90 days following such termination.

Mr. Oberkfell is entitled to the same employee benefits, including life insurance, health and disability benefits, and any additional benefits that the Company makes available for senior executive officers and is reimbursed for reasonable business expenses.

In the event that a change in control, as defined in this employment agreement, had occurred during the first two years of his employment and Mr. Oberkfell was not retained under an employment agreement lasting at least

18 months by the acquiring party in a comparable position at his then-current compensation, he would have been entitled to receive a lump sum payment equal to the lesser of (i) 2.99 times his average annual compensation for his employment period; or (ii) the maximum amount that the Company and Reliance Bank could have paid him without being subject to the imposition of any additional tax under Section 280G of the Internal Revenue Code, as amended. If there is a change in control during Mr. Oberkfell’s third year of employment, and he is not retained as described above, Mr. Oberkfell will be entitled to receive a lump sum payment equal to the lesser of (i) 1.5 times his average annual compensation; or (ii) the maximum amount as stated in (ii) above.

The Company may terminate Mr. Oberkfell’s employment at any time upon 30 days prior written notice. If his employment is terminated for cause, as defined in the agreement, he will receive his compensation through the end of the 30-day notice period. If his employment is terminated by reason of his death or disability, Mr. Oberkfell’s compensation and benefits will cease. If Mr. Oberkfell’s employment is terminated by the Company without cause or he terminates for good reason, as defined in the agreement, he will be entitled to receive a lump sum payment equal to one of the following multiples (as applicable) of his aggregate compensation from the Company and Reliance Bank during the 12-month period preceding the termination of his employment: (i) if termination had occurred less than one year after his employment commenced, the multiplier would have been 2.99; (ii) if termination would have occurred one year or more but less than two years after his employment commenced, the multiplier would have been 2.0; (iii) if termination occurs two years or more but less than three years after his employment commenced, the multiplier will be 1.5; (iv) if termination occurs more than three years but less than five years after his employment commenced, the multiplier will be 1.0; and (v) if termination occurs five years or more after his employment commenced, he shall not receive any payment.

Mr. Oberkfell is also subject to non-compete and non-disclosure obligations pursuant to his employment agreement.

Post-Termination/Change-in-Control Payments

Mr. Oberkfell is entitled to receive certain payments upon termination of his employment depending on the triggering termination event, as described in the “Employment Agreements” section above. The following is a description of the triggering events:

Cause:  Pursuant to Mr. Oberkfell’s employment agreement, the term “cause” with respect to an employee shall mean: (i) the employee is engaged in contact that is materially damaging or detrimental to the Company or Reliance Bank; (ii) the employee has acted with personal dishonesty in connection with the performance of his duties as an employee of the Company or Reliance Bank or has breached his fiduciary duty to either; (iii) the employee has willfully violated any law, rule or regulation (other than routine traffic violations or similar offenses), which is materially damaging or detrimental to the Company or Reliance Bank; (iv) the employee is convicted, or enters a plea of guilty or no contest to, a felony or to any other crime involving moral turpitude or engages in actions which subject him to discipline by banking industry regulators; or (v) the employee is found to have prohibited or regulated substances in his system or is impaired by alcohol while working.

Change in Control:  Under the terms of his employment agreement, a “change in control” shall be deemed to have occurred if: (i) any person (other than the Company or any entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of voting securities of the Company) becomes the beneficial owner, director or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then-outstanding voting securities; (ii) if the Company then has a classified Board of Directors, during any period of 24 consecutive months (or the time period between any three annual meetings of the shareholders where directors are elected, if longer), individuals who at the beginning of such period constitute the Board of Directors of the Company, plus any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in (i), (iv) or (v) of this definition) whose appointment by the Board of Directors or whose nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board of Directors of the Company; (iii) if the Company does not then have a classified Board of Directors, during any period of 12 consecutive months (or the time period between any two annual meetings of the shareholders where directors are elected, if longer), individuals who at the beginning of such period constitute the Board of Directors of the Company, plus any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in (i), (iv) or (v) of this definition whose appointment by the Board of Directors or whose nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the directors still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board of Directors of the Company; (iv) the Company consummates a merger or consolidated of the Company with any other entity other than (a) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (b) a merger or consolidation effected to implement a recapitalization of the Company or similar transaction in which no person acquires more than 50% of the combined voting power of the Company’s then-outstanding voting securities; or (v) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

Good Reason:  According to his employment agreement, an employee shall be deemed to have “good reason” to terminate his employment in the event that (i) the employee’s base salary was reduced by more than 10%, unless the employee consents; (ii) the employee’s participation in bonus or benefits plans is materially reduced, other than due to modifications made to employees generally; (iii) the employee is required to relocate his primary place of business to a location greater than 25 miles from the Company’s principal executive offices or his place of employment, without his consent; or (iv) employee’s responsibilities, title and status are materially reduced without his consent.

Long-Term Disability:  Mr. Oberkfell’s employment agreement states that an employee shall be deemed to have commenced a “long-term disability” (referred to throughout this section as “disability”) if (i) the employee cannot perform the essential functions of his employment position, with or without reasonable accommodation for his disability; or (ii) the employee cannot perform the essential functions of his employment position without an accommodation that would be an undue hardship for the Company to provide, which condition is expected to continue for at least six months.

Assuming that Mr. Oberkfell’s employment was terminated on the last business day of fiscal 2006, he would receive the following payment pursuant to the terms of his employment agreement, depending on the triggering event of his employment termination: (i) termination for cause — approximately $16,083; (ii) termination due to a change in control if he was not offered a comparable position with the acquiring company for at least 18 months — $577,000; (iii) termination without cause or by him for good reason — approximately $446,000; or (iv) termination for death or disability — compensation ceases.

Item 7.  Certain Relationships and Related Transactions, and Director Independence

  Certain Relationships and Related Transactions

The Company and its Banks have conducted, and expect to continue the practice of conducting, banking transactions in the ordinary course of business with their directors, executive officers, employees, and affiliates or family members of those entities, including but not limited to corporations, limited liability companies, partnerships or other organizations in which directors and executive officers have or will have a controlling interest, on substantially the same terms (including pricing, collateral requirements, interest rates and term length) as those then existing at the time and offered to unrelated parties. The Company does not expect these banking transactions to present more than the normal risk of collectibility nor present other unfavorable terms to the Company and the Banks. Any loans made to this group of persons or entities comply with Regulation O as promulgated by the Federal Reserve Board, which includes limiting the aggregate amount that can be loaned to the Banks’ directors and officers as a group, complying with the Banks’ lending policies and statutory lending limits, and directors having a personal interest in a loan application recusing themselves from voting on its approval.

The following three directors, through various entities, had repeated transactions with the Company and the Banks which resulted transaction amounts in excess of $120,000 for fiscal year 2006:

Barry D. Koenemann.  Mr. Koenemann is Chairman, Chief Executive Officer and majority owner of United Construction Ent. Company, a general contracting firm. In addition to general contracting, his firm has specialized experience in building bank facilities. United Construction has participated in the sealed bidding process for bank branches of Reliance Bancshares’ subsidiaries. Multiple bids were solicited from a variety of contractors who expressed interest, and each contractor submitted their sealed bid packages for consideration. The Company reviewed the bids and chose the most financially economical contractor. For fiscal year 2006, the Company paid United Construction Ent. Company $3,476,968.00. This represents thirteen percent of United’s gross billings for the same time period.

Fortis M. Lawder.  Mr. Lawder is a Partner in Anderson & Gilbert, Attorneys at Law. He has served as external General Counsel for Reliance Bancshares since inception. Mr. Lawder has a twenty six percent ownership interest in the law firm. For fiscal year 2006, Reliance Bancshares paid Anderson & Gilbert $210,499.00. This represents twenty percent of Anderson & Gilbert’s gross billings for the same time period.

James E. SanFilippo.  Mr. SanFilippo is President and owner of Waylon Advertising. Reliance Bancshares consults with Waylon Advertising for the strategic direction of its marketing initiatives, including development of radio and print advertisements, signage and marketing brochures. For fiscal year 2006, Reliance Bancshares paid Waylon Advertising $191,122.00. This represents four percent of Waylon Advertising’s gross billings for the same time period.

Independence of Members of the Board of Directors

The Company has not previously registered shares under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Furthermore, the Company’s shares are not currently listed on any national securities exchange or other automated quotation system, nor is the Company applying for the initial listing of its securities on any such exchange or system in connection with the filing of this registration statement. The Company, therefore, is not presently governed by specific corporate governance guidelines or rules imposing independence requirements on the composition of the Board of Directors and its committees.

The Company’s Board of Directors has chosen, however, to evaluate the independence of its members according to the definition of “independence” as set forth in The Nasdaq Stock Market Marketplace Rules and has determined that the following members of the Board are independent: Ralph W. Cassazone, Robert M. Cox, Jr., Richard M. Demko, Patrick R. Gideon, Earl G. Lindenberg, John J. Moller and James E. SanFilippo. The Board has also determined that all members of the Company’s Audit Committee are considered independent under The Nasdaq Stock Market’s independence requirements for Audit Committee members.

Item 8.  Legal Proceedings

The Company and its subsidiaries are, from time to time, parties to various legal proceedings arising out of their businesses. Management believes that there are no such proceedings pending or threatened against the Company or its subsidiaries which, if determined adversely, would have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company or any of its subsidiaries.

Item 9.	Market Price of and Dividends on Registrant’s Common Equity and Related Stockholder Matters

The Class A Common Stock of the Company, par value $0.25 (the “Common Stock”), is not registered under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Common Stock is quoted on the Over-the-Counter Bulletin Board under the symbol “RLBS.PK”, but the Company is unaware as to any transactions involving its Common Stock other than sporadic Pink Sheet trades and private transactions between shareholders and third parties.

The high and low price per share paid for the Common Stock as determined by reference to offering prices of the Common Stock during the previous two fiscal years and the first quarter of fiscal 2007 are reflected in the following table:

	High	Low

2007
First Quarter	$12.50	$12.50
2006
First Quarter	$11.50	$11.50
Second Quarter	$11.75	$11.75
Third Quarter	$12.00	$12.00
Fourth Quarter	$12.25	$12.25
2005
First Quarter	$8.50	$8.50
Second Quarter	$8.75	$8.75
Third Quarter	$9.25	$9.25
Fourth Quarter	$9.50	$9.50

The Company has never paid any cash dividends and has no current intention to pay dividends in the immediate future.

The following table discloses certain information with respect to the Company’s equity compensation plans as of December 31, 2006:

			Number of Securities
	Number of Securities		Remaining Available
	to be Issued	Weighted-Average	for Future Issuance
	Upon Exercise of	Exercise Price of	Under Equity Compensation
	Outstanding Options,	Outstanding Options,	Plans (Excluding Securities
	Warrants and Rights	Warrants and Rights	Reflected in Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	1,648,200	$6.57	572,800
Equity compensation plans not approved by security holders	576,000	$6.63	39,000
Total	2,224,200	$6.58	611,800

Please refer to the description of the material terms of such plans under Item 6 of this registration statement.

As of June 1, 2007, a total of 2,251,200 shares of our Common Stock were subject to outstanding options to purchase Common Stock, and a total of 9,592,877 shares of our Common Stock were eligible for resale under Rule 144 promulgated under the Securities Act of 1933, as amended, to the Company’s knowledge. As of June 1, 2007, there were approximately 700 holders of record of the Company’s Common Stock.

Item 10.	Recent Sales of Unregistered Securities

The private placement equity transactions listed below were exempt from registration pursuant to Rule 506 promulgated under the Securities Act of 1933, as amended (the “Act”). All of the transactions involved a sale of shares of our Common Stock to investors meeting the SEC’s definition of “accredited investor” set forth in Rule 501 under the Act. None of the private placements involved underwriters or broker-dealers. Therefore, there was no underwriting discounts or commissions and we received full gross proceeds of the offerings.

The information in the following tables has been restated to reflect a two-for-one stock split in May 2004 and an additional two-for-one stock split in December 2006.

Date	Purchaser	Price	No. of Shares	Proceeds

February 10, 2004 through March 31, 2004	Directors and executive management — 538,000 shares; accredited investors — 768,464 shares	$6.38	1,306,464	$8,328,708.00
April 1, 2004 through April 30, 2004	Various accredited investors	$6.56	70,680	$463,837.50
May 1, 2004 through June 30, 2004	Various accredited investors	$6.75	482,828	$3,259,098.00
July 1, 2004 through September 30, 2004	Directors and executive management — 256,000 shares; accredited investors — 798,136 shares	$6.88	1,054,136	$7,247,185.00
October 1, 2004 through October 31, 2004	Various accredited investors	$7.13	21,054	$150,009.75
November 1, 2004 through December 31, 2004	Directors and executive management — 59,702 shares; accredited investors — 339,640 shares	$8.38	399,342	$3,344,489.25
January 1, 2005 through March 31, 2005	Various accredited investors	$8.50	305,466	$2,596,461.00
April 1, 2005 through July 31, 2005	Directors and executive management — 142,372 shares; accredited investors — 1,293,946 shares	$8.75	1,436,318	$12,567,782.00
August 1, 2005 through September 30, 2005	Various accredited investors	$9.25	251,866	$2,329,760.50
October 1, 2005 through January 31, 2006	Directors and executive management — 300,460 shares; accredited investors — 901,484 shares	$9.50	1,201,944	$11,418,468.00
February 1, 2006 through April 30, 2006	Directors and executive management — 2,406 shares; accredited investors — 449,412 shares	$11.50	451,818	$5,195,907.00
May 1, 2006 through June 30, 2006	Various accredited investors	$11.75	98,478	$1,157,116.50
July 1, 2006 through September 30, 2006	Various accredited investors	$12.00	290,816	$3,489,792.00
October 1, 2006 through December 30, 2006	Directors and executive management — 245,000 shares; accredited investors — 224,584 shares	$12.25	469,584	$5,752,404.00

The table below contains information regarding the grant of options to purchase the Company’s Common Stock to directors, officers and employees of the Company and its subsidiaries pursuant to the Company’s Incentive and Non-Qualified Stock Option Plans. The grants of such options were exempt from registration pursuant to Rule 701 promulgated under the Act. Material terms of these plans can be found under Item 6 of this registration statement.

Date	Name of Plan Under Which Options Granted	Price	No. of Shares

January 2004	2003 Incentive Stock Option Plan	$6.19	112,000
February 2004	2003 Incentive Stock Option Plan	$7.94	80,000
April 2004	2003 Incentive Stock Option Plan	$6.56	20,000
July 2004	2003 Incentive Stock Option Plan	$6.88	45,000
September 2004	2003 Incentive Stock Option Plan	$6.88	1,000
November 2004	2004 Non-Qualified Stock Option Plan	$7.25	207,000
January 2005	2003 Incentive Stock Option Plan	$6.56	1,000
January 2005	2003 Incentive Stock Option Plan	$8.50	138,000
January 2005	2004 Non-Qualified Stock Option Plan	$7.25	11,000
January 2005	2003 Incentive Stock Option Plan	$10.00	40,000
May 2005	2003 Incentive Stock Option Plan	$8.75	40,000
May 2005	2003 Incentive Stock Option Plan	$10.00	60,000
July 2005	2003 Incentive Stock Option Plan	$8.50	4,000
July 2005	2003 Incentive Stock Option Plan	$9.25	31,000
July 2005	2005 Non-Qualified Stock Option Plan	$9.63	19,000
August 2005	2005 Non-Qualified Stock Option Plan	$9.63	1,000
September 2005	2003 Incentive Stock Option Plan	$9.25	12,000
November 2005	2005 Incentive Stock Option Plan	$9.50	171,200
November 2005	2005 Non-Qualified Stock Option Plan	$9.88	1,000
January 2006	2005 Non-Qualified Stock Option Plan	$11.88	36,000
March 2006	2005 Incentive Stock Option Plan	$11.50	5,000
March 2006	2005 Non-Qualified Stock Option Plan	$11.88	1,000
May 2006	2005 Incentive Stock Option Plan	$11.50	10,000
May 2006	2005 Incentive Stock Option Plan	$11.75	2,000
July 2006	2005 Incentive Stock Option Plan	$11.75	7,000
July 2006	2005 Non-Qualified Stock Option Plan	$12.38	1,000
October 2006	2005 Incentive Stock Option Plan	$12.00	5,000
October 2006	2005 Incentive Stock Option Plan	$12.25	5,000
October 2006	2005 Non-Qualified Stock Option Plan	$12.63	14,000
November 2006	2005 Incentive Stock Option Plan	$12.00	10,000
November 2006	2005 Incentive Stock Option Plan	$12.25	2,000

The following table discloses information regarding sales of the Company’s Common Stock made to officers and employees of the Company and its subsidiaries pursuant to the Company’s Employee Stock Purchase Plan. The sales were exempt from registration pursuant to Rule 701 promulgated under the Act.

Date	Price	No. of Shares	Proceeds

March 31, 2005	$7.23	1,656	$11,972.88
June 30, 2005	$7.44	2,276	$16,933.44
September 30, 2005	$7.86	3,326	$26,142.36
December 31, 2005	$8.08	2,956	$23,884.48
March 31, 2006	$9.78	3,228	$31,569.84
June 30, 2006	$9.99	2,722	$27,192.78
September 30, 2006	$10.20	3,174	$32,374.80
December 31, 2006	$10.41	3,874	$40,328.34
March 31, 2007	$10.63	4,063	$43,189.69

Item 11.	Description of Registrant’s Securities to be Registered

The Company has 40,000,000 shares of Class A Common Stock authorized, with a par value of $0.25 per share, and 2,000,000 shares of Preferred Stock, no par value. As of June 1, 2007, there were 20,624,016 shares of Class A Common Stock, $0.25 par value, issued and outstanding. An additional 1,648,200 shares were subject to issuance pursuant to outstanding options granted to officers and key employees of the Company and its subsidiary bank and thrift under the 1999, 2001, 2003 and 2005 Incentive Stock Option Plans. The Company also granted and presently has outstanding options to directors and advisory directors of the Company and its subsidiary bank and thrift for the purchase of 576,000 shares pursuant to the 2001, 2003, 2004 and 2005 Non-Qualified Stock Option Plans. In addition, the Company is obligated under two ground leases to issue approximately 2,500 shares as part payment of the rent due for the current year. There are no other outstanding contracts, warrants, rights or options to acquire shares at this date. As of June 1, 2007, the Company had approximately 700 holders of record of Common Stock.

The Board of Directors of the Company authorized the creation of the 2005 Employee Stock Purchase Plan to enable the employees of the Company and its subsidiary bank and thrift to become shareholders of the Company. The Plan designated 150,000 shares of Series E Convertible Preferred Stock for purchase by eligible employees at a discount of 15% off the designated purchase price of Class A Common Stock. This Plan was approved by the shareholders. As of December 31, 2006, 23,212 shares were issued to approximately 58 employees. The number of shares that employees can purchase in any offering period is limited. The shares were convertible into Class A Common Stock, $0.25 par value, on a one for one basis. Effective December 31, 2006, the Reliance Board converted these Series E Convertible Preferred shares into 23,212 shares of Class A Common Stock, $0.25 par value, on a one for one basis. The purpose of the Plan is to attract, retain and reward capable employees and to motivate them to contribute to the growth and profitability of the Company and its bank and thrift. Employees can purchase shares during the first quarter of 2007 at $10.63 per share. The Plan now covers 300,000 shares of Class A Common Stock, $0.25 par value.

Dividends

The Board of Directors of the Company may consider the payment of dividends on the Company’s shares but the amount of such dividends, if any, will be determined in light of the earnings and financial needs of the Company and other relevant factors. The amount of dividends, if any, to be paid by the Company will be limited by the debt service requirements of the Company, if any, and limitations that may be imposed by a financial institution in connection with any loans to the Company. The Company does not currently intend to pay any dividends in the foreseeable future.

The Company’s ability to pay dividends is dependent upon the payment of dividends and management fees to the Company by its subsidiary bank and thrift. It is anticipated that dividends will not be paid to the Company out of the earnings from operations of the subsidiary bank and thrift for the foreseeable future and that the bank’s and thrift’s earnings, if any, will be retained as capital for general banking purposes. In addition, dividends declared by the subsidiary bank and thrift will be restricted by a statutory formula. In general, the bank and thrift will not be permitted to pay dividends except out of undivided profits or at any time while their respective capital is impaired or while they do not maintain the required surplus fund. Furthermore, the Missouri Division of Finance, the Office of Thrift Supervision and the FDIC have the authority to prohibit the bank and thrift from engaging in an unsafe or unsound practice in conducting their businesses. The payment of dividends could, depending on the financial condition of the bank or thrift and their capital levels, be considered an unsafe or unsound practice. See “Supervision and Regulation”.

Rights of Common Stockholders

The holders of Class A Common Stock, $0.25 par value, are entitled to one vote per share on all matters submitted to a vote of the shareholders. Cumulative voting for the election or removal of directors is not permitted. The shares of Class A Common Stock constitute the only class of the Company’s securities entitled to vote at this time. Shareholders do not have preemptive rights with respect to the issuance of additional shares of Common Stock of the Company. As of December 31, 2006 all Series E Convertible Preferred shares have been converted into Common Stock and these holders have the same rights as other holders of the Company’s Common Stock.

The holders of the Company’s Common Stock are entitled to share ratably in all dividends when and as declared by the Board of Directors and in all assets available for distribution to shareholders upon liquidation. There are no conversion rights, redemption provisions, or sinking fund provisions with respect to the Company’s Common Stock. There are no restrictions on the repurchase or redemption of the shares of the Company’s Common Stock other than under the provisions of Section 351.390 of The General and Business Corporation Law of Missouri, which, except for certain limited exceptions, prohibits such repurchase when the net assets of a corporation are or would be reduced below its stated capital.

The Articles and By-Laws of the Company also provide for the staggered election of its directors and the Company will provide indemnification of the directors and officers of the Company and its subsidiary bank and thrift under certain broad circumstances.

Restrictions on Change in Control

The Company is subject to the business combination sections of The General and Business Corporation Law of Missouri, which sections generally make it more difficult for there to be a change in control of the Company, or for the Company to enter into certain business combinations, than if the Company was not subject to such sections. In addition, the Company’s Articles and By-laws require an affirmative vote of seventy-five per cent (75%) of the shares of Common Stock for such things as the removal of a director, business combinations and the amendment of certain articles and by-laws, unless waived by two-thirds of the directors.

Under the Federal Change in Bank Control Act (the “Control Act”), a notice must be submitted to the Federal Reserve Board if any person, or group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of the Company unless the Federal Reserve Board (“FRB”) finds that the acquisition will not result in a change in control of the Company. Under the Control Act, the FRB has 60 days within which to act on such notice, taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the communities served by the Company and the subsidiary bank or banks and the antitrust effects of the acquisition. Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain control of the Company. Control generally is described to mean the beneficial ownership of 25% or more of all outstanding voting securities of a company. Mr. Gary R. Parker has authority under FRB Regulations to increase his percentage of ownership beyond 25% without prior notice to or approval by the FRB under certain circumstances and he owned or controlled 25.5% of the Company’s Class A Common Stock that was issued and outstanding as of December 31, 2006.

Missouri law prohibits any acquisition of control of any bank holding company which directly or indirectly controls a state chartered bank, unless the Missouri Division of Finance has granted prior approval.

Item 12.	Indemnification of Directors and Officers

The Company is a Missouri corporation. Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri (“GBCL”) provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses.

Section 351.355(3) of the GBCL provides that, except as otherwise provided in the corporation’s Articles of Incorporation or the Bylaws, to the extent a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action, suit or proceeding.

Section 351.355(7) of the GBCL provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation’s Articles of Incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

Section 351.355(8) of the GBCL provides that a corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of that section. The insurance or other arrangement, including self-insurance, may be procured within the corporation or with any insurer or other person deemed appropriate by the Board of Directors. That section also provides that in the absence of fraud the judgment of the Board of Directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability on any ground regardless of whether directors participating in the approval are beneficiaries of the insurance arrangement.

The Company’s Restated Articles of Incorporation (the “Articles of Incorporation”) generally provide that the Company shall indemnify any person who is or was a director or officer of the Company or a subsidiary, or who is or was serving at the request of the Company or any subsidiary as a director, officer, agent, employee, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by applicable Missouri law. In addition, the Articles of Incorporation provide that the Company shall indemnify each of them against all expenses (including, without limitation, all attorneys’ fees, judgments, fines and amounts paid in settlement) incurred by each director or officer in connection with any claim (including, without limitation, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether or not by or in the right of the Company or any other corporation) by reason of the fact that such director or officer is or was serving the Company or any subsidiary or at the request of the Company or any subsidiary was serving in any of the capacities referred to under Missouri law or arising out of such director’s or officer’s status in any such capacity, provided that the Company shall not indemnify any person from or on account of such person’s conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct, or to the extent that such indemnification shall otherwise be finally adjudged to be prohibited by applicable law.

The Company’s Articles of Incorporation further state that the Company may, to such extent as it deems appropriate and as may be permitted by Missouri law, indemnify any other person referred to by Missouri law against any such expenses incurred by such person in connection with any such claim by reason of the fact that such person is or was serving the Company or any subsidiary of the Company, or who is or was serving at the request of the Company or any subsidiary as a director, officer, agent, employee, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise, or arising out of such person’s status of any such capacity.

Pursuant to the Articles of Incorporation, the Company is also authorized to give or supplement any of the aforementioned indemnifications by its Bylaws, agreement or otherwise and fund them by insurance to the extent it deems appropriate. Amounts to be paid shall be disbursed at such times and upon such procedures as the Company shall determine. The Company insures its directors and officers against certain liabilities and has insurance against certain payments which it may be obliged to make to such persons under the indemnification provisions of its Articles of Incorporation.

All such indemnification shall continue as to any person who has ceased to serve in any of the aforementioned capacities and shall inure to the benefit of the heirs, devisees and personal representatives of such person. The indemnification provided for by the Articles of Incorporation shall survive elimination or modification of the relevant article with respect to any such expenses incurred in connection with claims arising out of acts or omissions occurring prior to such elimination or modification and persons to whom such indemnification is given shall be deemed to have commenced or continued their services in reliance upon all of the foregoing, and shall be entitled to rely upon such indemnification as a contract with the Company, and/or as a third party beneficiary.

The Bylaws of the Company generally provide that the Company shall indemnify any person who is or was a director or officer of the Company or any subsidiary or who is or was a serving at the request of the Company or any subsidiary as a director, officer, agent, employee, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by Missouri law as shall be in effect from time to time.

The Bylaws of the Company provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, any action by or in the right of the Company, by reason of the fact that such person is or was the director or officer of the Company or any subsidiary or who is or was serving at the request of the Company or any subsidiary as a director, officer, agent, employee, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees, judgments, fines, taxes and amounts paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person’s conduct is not finally adjudged to be knowingly fraudulent, deliberately dishonest or willful misconduct. The right to indemnification conferred shall be a contract right and include the right to be paid by the Company for expenses incurred in defending any actual or threatened civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. Such right will be conditioned upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall be ultimately determined that such person is not entitled to be indemnified by the Company.

The Bylaws of the Company also provide that the Company may indemnify any person to the extent it deems appropriate who is or was a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, any action by or in the right of the Company, by reason of the fact that such person is or was a non-officer employee or agent of the Company or any subsidiary, or who is or was serving at the request of the Company or any subsidiary as a director, officer, agent, employee, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees, judgments, fines, taxes and amounts paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person’s conduct is not finally adjudged to be knowingly fraudulent, deliberately dishonest or willful misconduct. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of the action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the non-officer employee or agent to repay such amount it is shall ultimately be determined that such person is not authorized to be indemnified by the Company.

Pursuant to the Bylaws, if a claim is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and if successful in whole or in part the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the GBCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company to make a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such claimant has met the applicable standard of conduct set forth in the GBCL, nor an actual determination by the Company that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The indemnification provided by the Bylaws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Company’s Articles of Incorporation or Bylaws or any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, devisees and personal representatives of such person.

The Bylaws provide that the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or any subsidiary or is or was serving at the request of the Company or subsidiary as a director, officer, employee, joint venture, trust or other enterprise against liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability. The Company insures its directors and officers against certain liabilities and has insurance against certain payments which it may be obliged to make to such persons under the indemnification provisions of its Articles of Incorporation.

The foregoing represents a summary of the general effect of the indemnification provisions of the GBCL, the Articles of Incorporation, the Bylaws and agreements and insurance. Additional information regarding indemnification of directors and officers can be found in Section 351.355 of the GBCL, the Articles of Incorporation, and any pertinent agreements, if any.

Item 13.	Financial Statements and Supplementary Data

The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1.

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 15.	Financial Statements and Exhibits

(a) The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1.

(b) See the Exhibit Index below.

Exhibit Index

Exhibit No.*	Description of Exhibit

3.1	Restated Articles of Incorporation of Reliance Bancshares, Inc.
3.2	Bylaws of Reliance Bancshares, Inc.
10.1	Employment Agreement between Reliance Bancshares, Inc. and Jerry S. Von Rohr, dated July 29, 1998.
10.2	Assignment of Employment Agreement between Reliance Bancshares, Inc., Reliance Bank and Jerry S. Von Rohr, dated June 16, 1999.
10.3	First Amendment to Employment Agreement between Reliance Bank and Jerry S. Von Rohr, dated September 1, 2001.
10.4	Employment Agreement between Reliance Bancshares, Inc., Reliance Bank and Dale E. Oberkfell, dated March 21, 2005.
10.5	Data Processing Services Agreement between Reliance Bank and Jack Henry & Associates, Inc., dated August 10, 2005.
10.6	Data Processing Services Agreement between Reliance Bank, FSB and Jack Henry & Associates, Inc., dated June 23, 2005.
10.7	1999 Incentive Stock Option Plan.
10.8	2001 Incentive Stock Option Plan.
10.9	2001 Non-Qualified Stock Option Plan.
10.10	First Amendment of the 2001 Non-Qualified Stock Option Plan.
10.11	Second Amendment of the 2001 Non-Qualified Stock Option Plan.
10.12	2003 Incentive Stock Option Plan.
10.13	2003 Non-Qualified Stock Option Plan.
10.14	First Amendment of the 2003 Non-Qualified Stock Option Plan.
10.15	Second Amendment of the 2003 Non-Qualified Stock Option Plan.
10.16	2004 Non-Qualified Stock Option Plan.
10.17	2005 Incentive Stock Option Plan.
10.18	2005 Non-Qualified Stock Option Plan.
10.19	First Amendment of the 2005 Non-Qualified Stock Option Plan.
10.20	Agreement of Compensation Package between Jerry S. Von Rohr and the Compensation Committee of Reliance Bancshares, Inc., dated December 14, 2005.
10.21	Reliance Bancshares, Inc. 2005 Employee Stock Purchase Plan.
10.22	Check 21 Exchange Services Agreement between Reliance Bank and Jack Henry & Associates, Inc., dated January 31, 2006.
10.23	Software License and Support Agreement between Reliance Bank and Jack Henry & Associates, Inc., dated January 31, 2006.
10.24	Check 21 Exchange Services Agreement between Reliance Bank, FSB and Jack Henry & Associates, Inc., dated November 15, 2005.
10.25	Software License Agreement between Reliance Bank, FSB and Jack Henry & Associates, Inc., dated November 15, 2005.
14.1	Reliance Bancshares, Inc. Code of Conduct and Ethics.
21.1	Subsidiaries of Reliance Bancshares, Inc.
99.1	Audit Committee Charter.
99.2	Compensation Committee Charter.
99.3	Nominating & Governance Committee Charter.

* All exhibits have been previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Reliance Bancshares, Inc.

By:	/s/ Jerry S. Von Rohr
Name: Jerry S. Von Rohr

Title:	Chairman, President and Chief Executive Officer

By:	/s/ James W. Sullivan
Name: James W. Sullivan

Title:	Chief Financial Officer

Date: June 22, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Reliance Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Reliance Bancshares, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reliance Bancshares, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

June 22, 2007
St. Louis, Missouri

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2006 and 2005

	2006	2005

ASSETS
Cash and due from banks (note 2)	$7,975,924	4,671,958
Interest-earning deposits in other financial institutions	498,257	188,136
Federal funds sold	—	11,110,000
Investments in available-for-sale debt and equity securities, at fair value (note 3)	191,866,300	189,779,079
Loans (notes 4 and 9)	667,701,639	472,805,329
Less — Deferred loan fees/costs	(282,711)	(190,386)
Reserve for possible loan losses	(7,101,031)	(5,213,032)

Net loans	660,317,897	467,401,911

Bank premises and equipment, net (note 5)	30,960,372	21,974,630
Accrued interest receivable	4,412,330	3,499,425
Identifiable intangible assets, net of accumulated amortization of $58,365 and $42,077 at December 31, 2006 and 2005, respectively	185,954	202,242
Goodwill	1,149,192	1,149,192
Other assets (note 7)	3,432,983	2,485,846

	$900,799,209	702,462,419

LIABILITIES AND STOCKHOLDERS’ EQUITY
Non-interest-bearing deposits	$47,341,090	40,989,777
Interest-bearing deposits (note 6)	631,255,915	535,435,063

Total deposits	678,597,005	576,424,840
Short-term borrowings (note 8)	70,462,521	16,847,212
Notes payable to Federal Home Loan Bank (note 9)	24,300,000	14,300,000
Accrued interest payable	2,739,142	1,759,373
Other liabilities	1,203,949	914,987

Total liabilities	777,302,617	610,246,412

Commitments and contingencies (notes 13 and 14)
Stockholders’ equity (notes 11, 12, and 15):
Preferred stock, no par value; 2,000,000 shares authorized, 8,488 shares issued at December 31, 2005	—	64,369
Common Stock, $0.25 par value; 25,000,000 shares authorized, 19,571,248 and 18,233,128 shares issued and outstanding at December 31, 2006 and 2005, respectively	4,892,812	4,558,282
Surplus	109,896,794	94,439,615
Subscriptions receivable	—	(11,122,068)
Additional paid in capital — stock options	145,513	—
Retained earnings	8,867,359	5,851,094
Accumulated other comprehensive income — net unrealized holding losses on available-for-sale debt securities	(305,886)	(1,575,285)

Total stockholders’ equity	123,496,592	92,216,007

	$900,799,209	702,462,419

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income
Years Ended December 31, 2006, 2005, and 2004

	2006	2005	2004

Interest income:
Interest and fees on loans
(note 4)	$38,812,553	25,184,572	12,879,926
Interest on debt and equity securities:
Taxable	7,777,888	4,873,530	3,543,230
Exempt from Federal income taxes	1,116,965	598,869	343,258
Interest on short-term investments	316,865	636,223	102,749

Total interest income	48,024,271	31,293,194	16,869,163

Interest expense:
Interest on deposits (note 6)	24,190,019	14,191,299	6,474,220
Interest on short-term borrowings (note 8)	1,320,341	468,319	231,841
Interest on notes payable to Federal Home Loan Bank (note 9)	716,806	575,906	239,430

Total interest expense	26,227,166	15,235,524	6,945,491

Net interest income	21,797,105	16,057,670	9,923,672
Provision for possible loan losses (note 4)	2,200,000	2,332,878	1,065,710

Net interest income after provision for possible loan losses	19,597,105	13,724,792	8,857,962

Noninterest income:
Service charges on deposit accounts	379,242	277,688	188,809
Net gains (losses) on sale of debt and equity securities (note 3)	13,586	(103,486)	292,762
Other noninterest income (note 5)	854,340	336,491	214,566

Total noninterest income	1,247,168	510,693	696,137

Noninterest expense:
Salaries and employee benefits (note 10)	10,079,601	6,736,287	4,457,902
Occupancy and equipment expense (note 5)	2,460,742	1,408,788	897,457
Data processing	1,074,189	757,499	519,308
Advertising	606,943	359,303	328,773
Postage, printing and supplies	501,353	267,910	220,385
Professional fees	266,740	235,646	204,002
Amortization of intangible assets	16,288	16,288	16,288
Other noninterest expenses	1,599,399	1,667,790	845,806

Total noninterest expense	16,605,255	11,449,511	7,489,921

Income before applicable income taxes	4,239,018	2,785,974	2,064,178
Applicable income tax expense (note 7)	1,222,753	862,943	641,871

Net income	$3,016,265	1,923,031	1,422,307

Per share amounts:
Basic earnings per share	$0.16	0.12	0.11
Basic weighted average shares outstanding	18,684,762	16,095,431	13,258,027
Diluted earnings per share	$0.15	0.12	0.10
Diluted weighted average shares outstanding	19,548,189	16,681,322	13,600,406

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
Years ended December 31, 2006, 2005, and 2004

	2006	2005	2004

Net income	$3,016,265	1,923,031	1,422,307

Other comprehensive income (loss) before tax:
Net unrealized gains (losses) on available-for-sale securities	1,936,918	(2,153,225)	(861,424)
Reclassification adjustment for losses (gains) included in net income	(13,586)	103,486	(292,762)

Other comprehensive income (loss) before tax	1,923,332	(2,049,739)	(1,154,186)
Income tax related to items of other comprehensive income (loss)	653,933	(696,911)	(392,423)

Other comprehensive income (loss), net of tax	1,269,399	(1,352,828)	(761,763)

Total comprehensive income	$4,285,664	570,203	660,544

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2006, 2005, and 2004

				Additional				Accumulated	Total
				Paid in				Other	Stock-
	Preferred	Common		Capital — Stock	Subscriptions	Retained	Treasury	Comprehensive	Holders’
	Stock	Stock	Surplus	Options	Receivable	Earnings	Stock	Income	Equity

Balance at December 31, 2003	$—	2,887,219	43,655,984	—	—	2,505,756	—	539,306	49,588,265
Net income	—	—	—	—	—	1,422,307	—	—	1,422,307
Other activity (note 11)	—	851,992	22,105,333	—	—	—	—	—	22,957,325
Change in valuation of available-for-sale securities, net of related tax effect	—	—	—	—	—	—	—	(761,763)	(761,763)

Balance at December 31, 2004	—	3,739,211	65,761,317	—	—	3,928,063	—	(222,457)	73,206,134
Net income	—	—	—	—	—	1,923,031	—	—	1,923,031
Subscriptions received for 1,170,744 shares of Common Stock	—	292,686	10,829,382	—	(11,122,068)	—	—	—	—
Other activity (note 11)	64,369	526,385	17,848,916	—	—	—	—	—	18,439,670
Change in valuation of available-for-sale securities, net of related tax effect	—	—	—	—	—	—	—	(1,352,828)	(1,352,828)

Balance at December 31, 2005	64,369	4,558,282	94,439,615	—	(11,122,068)	5,851,094	—	(1,575,285)	92,216,007
Net income	—	—	—	—	—	3,016,265	—	—	3,016,265
Payments received for subscriptions receivable	—	—	—	—	11,122,068	—	—	—	11,122,068
Other activity (note 11)	(64,369)	334,530	15,457,179	145,513	—	—	—	—	15,872,853
Change in valuation of available-for-sale securities, net of related tax effect	—	—	—	—	—	—	—	1,269,399	1,269,399

Balance at December 31, 2006	$—	4,892,812	109,896,794	145,513	—	8,867,359	—	(305,886)	123,496,592

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2005, and 2004

	2006	2005	2004

Cash flows from operating activities:
Net income	$3,016,265	1,923,031	1,422,307
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,044,100	1,213,112	1,282,984
Provision for possible loan losses	2,200,000	2,332,878	1,065,710
Capitalized interest expense on construction	(310,760)	(79,505)	(93,097)
Deferred income tax benefit	(682,337)	(438,840)	(303,673)
Net losses (gains) on sale of debt and equity securities	(13,586)	103,486	(292,762)
Stock option compensation cost	145,513	—	—
Common Stock awarded to directors	13,800	—	—
Increase in accrued interest receivable	(912,905)	(1,338,412)	(513,492)
Increase in accrued interest payable	979,769	839,071	367,594
Other operating activities, net	(160,081)	715,912	317,936

Net cash provided by operating activities	5,319,778	5,270,733	3,253,507

Cash flows from investing activities:
Purchase of available-for-sale debt and equity securities	(59,313,559)	(98,811,739)	(83,859,160)
Proceeds from maturities and calls of available-for-sale debt securities	50,955,433	23,620,386	25,056,647
Proceeds from sales of available-for-sale debt and equity securities	8,411,900	4,408,291	29,939,314
Net increase in loans	(195,967,413)	(173,136,694)	(109,006,373)
Proceeds from sale of other real estate owned	412,706	87,042	—
Purchase of bank premises and equipment	(9,906,872)	(7,862,483)	(6,130,490)

Net cash used in investing activities	(205,407,805)	(251,695,197)	(144,000,062)

Cash flows from financing activities:
Net increase in deposits	102,172,165	244,741,651	101,340,308
Net increase (decrease) in short-term borrowings	53,615,309	(14,961,463)	18,546,809
Proceeds from notes payable to Federal Home Loan Bank	10,000,000	10,000,000	—
Payments of notes payable to Federal Home Loan Bank	—	(1,500,000)	—
Issuance of Common Stock	26,717,804	18,540,592	22,493,436
Issuance of preferred stock	155,984	64,369	—
Purchase of treasury stock	(154,243)	(198,846)	—
Stock options exercised	107,125	34,000	93,838
Payment of stock issuance costs	(22,030)	(32,118)	(28,800)

Net cash provided by financing activities	192,592,114	256,688,185	142,445,591

Net increase (decrease) in cash and cash equivalents	(7,495,913)	10,263,721	1,699,036
Cash and cash equivalents at beginning of period	15,970,094	5,706,373	4,007,337

Cash and cash equivalents at end of period	$8,474,181	15,970,094	5,706,373

Supplemental information:
Cash paid for:
Interest	$25,558,157	14,475,958	6,670,994
Income taxes	2,145,461	1,347,000	701,000
Noncash transactions:
Transfers to other real estate in settlement of loans	851,427	1,207,485	—
Loans made to facilitate the sale of other real estate	—	603,000	—
Capitalized interest expense	310,760	79,505	93,097
Stock issued for purchase of bank building	—	—	361,616
Stock option compensation cost	145,513	—	—
Common Stock awarded to directors	13,800	—	—
Stock issued for operating lease payments	30,968	31,673	37,235

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005, and 2004

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reliance Bancshares, Inc. (the Company) provides a full range of banking services to individual and corporate customers throughout the St. Louis metropolitan area in Missouri and Illinois and southwestern Florida through its wholly-owned subsidiaries, Reliance Bank and Reliance Bank, FSB (hereinafter referred to as “the Banks”). Effective October 31, 2005, Reliance Bank of Godfrey (which was acquired by the Company on May 31, 2003) was merged into Reliance Bank. On January 17, 2006, the Company opened a new Federal Savings Bank, Reliance Bank, FSB in Ft. Myers, Florida. Prior to this opening, Reliance Bank had maintained a loan production office in Ft. Myers, Florida and, with the opening of the Federal Savings Bank, loans totaling approximately $14 million that were originated in the Reliance Bank loan production office were transferred to Reliance Bank, FSB.

The Company and Banks are subject to competition from other financial and nonfinancial institutions providing financial products throughout the St. Louis metropolitan area and southwestern Florida. Additionally, the Company and Banks are subject to the regulations of certain Federal and state agencies and undergo periodic examinations by those regulatory agencies.

The accounting and reporting policies of the Company and Banks conform to generally accepted accounting principles within the banking industry. In compiling the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly susceptible to change in a short period of time include the determination of the reserve for possible loan losses, valuation of other real estate owned and stock options, and determination of possible impairment of intangible assets. Actual results could differ from those estimates.

Following is a description of the more significant of the accounting policies of the Company and Banks.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Banks. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The Company and Banks utilize the accrual basis of accounting, which includes in the total of net income all revenues earned and expenses incurred, regardless of when actual cash payments are received or paid. The Company is also required to report comprehensive income, of which net income is a component. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including all changes in equity during a period, except those resulting from investments by, and distributions to, owners.

Cash Flow Information

For purposes of the consolidated statements of cash flows, cash equivalents include due from banks, interest-earning deposits in banks (all of which are payable on demand), and Federal funds sold. Certain balances maintained in other financial institutions generally exceed the level of deposits insured by the Federal Deposit Insurance Corporation.

Investments in Debt and Equity Securities

The Banks classify their debt securities into one of three categories at the time of purchase: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

near-term. Held-to-maturity securities are those debt securities which the Banks have the ability and intent to hold until maturity. All other debt securities not included in trading or held-to-maturity, and all equity securities, are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities (for which no such securities were so designated at December 31, 2006 and 2005) would be recorded at amortized cost, adjusted for the amortization of premiums or accretion of discounts. Holding gains and losses on trading securities (for which no securities were so designated at December 31, 2006 and 2005) would be included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as a component of other comprehensive income in stockholders’ equity until realized. Transfers of securities between categories would be recorded at fair value at the date of transfer. Unrealized holding gains and losses would be recognized in earnings for transfers into the trading category.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Amortization of premiums and accretion of discounts for mortgage-backed securities are recognized as interest income using the interest method, which considers the timing and amount of prepayments of the underlying mortgages in estimating future cash flows for individual mortgage-backed securities. For other debt securities in the available-for-sale and held-to-maturity categories, premiums and discounts are amortized or accreted over the lives of the respective securities, with consideration of historical and estimated prepayment rates, as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses from the sale of any securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary will result in a charge to earnings and the establishment of a new cost basis for the security. To determine whether an impairment is other-than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reason for impairment, the severity and duration of the impairment, and changes in value after the balance sheet date.

Loans

Interest on loans is credited to income based on the principal amount outstanding. Loans are considered delinquent whenever interest and/or principal payments have not been received when due. The recognition of interest income is discontinued when, in management’s judgment, the interest will not be collectible in the normal course of business. Subsequent payments received on such loans are applied to principal if any doubt exists as to the collectibility of such principal; otherwise, such receipts are recorded as interest income. Loans are returned to accrual status when management believes full collectibility of principal and interest is expected. The Banks consider a loan impaired when all amounts due — both principal and interest — will not be collected in accordance with the contractual terms of the loan agreement. When measuring impairment for such loans, the expected future cash flows of an impaired loan are discounted at the loan’s effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral- dependent loan; however, the Banks would measure impairment based on the fair value of the collateral, if foreclosure was probable.

Loan origination fees and certain direct loan origination costs are deferred and recognized as an adjustment to interest income over the lives of the related loans using the interest method.

The reserve for possible loan losses is available to absorb loan charge-offs. The reserve is increased by provisions charged to operations and is reduced by loan charge-offs less recoveries. Loans are partially or fully

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Notes to Consolidated Financial Statements — (Continued)

charged off when Bank management believes such amounts are uncollectible, either through collateral liquidation or cash payment. The provision charged to operations each year is that amount which management believes is sufficient to bring the balance of the reserve to a level adequate to absorb potential loan losses, based on their knowledge and evaluation of past losses, the current loan portfolio, and the current economic environment in which the borrowers of the Banks operate.

Management believes the reserve for possible loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the reserve may be necessary based on changes in economic conditions. Additionally, various regulatory agencies, as an integral part of the examination process, periodically review the Banks’ reserves for possible loan losses. Such agencies may require the Banks to add to the reserve for possible loan losses based on their judgments and interpretations about information available to them at the time of their examinations.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation of premises and equipment are computed over the expected lives of the assets, using the straight-line method. Estimated useful lives are 40 years for bank buildings and three to ten years for furniture, fixtures, and equipment. Expenditures for major renewals and improvements of bank premises and equipment (including related interest expense, which was $310,760, $79,505, and $93,097 for the years ended December 31, 2006, 2005, and 2004, respectively) are capitalized, and those for maintenance and repairs are expensed as incurred.

Certain long-lived assets, such as bank premises and equipment, and certain identifiable intangible assets must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of would be reported at the lower of the carrying amount or estimated fair value, less estimated selling costs.

Other Real Estate Owned

Other real estate owned represents property acquired through foreclosure, or deeded to the Banks in lieu of foreclosure, for loans on which borrowers have defaulted as to payment of principal and interest. Properties acquired are initially recorded at the lower of the Banks’ carrying amount or fair value (less estimated selling costs), and carried in other assets in the consolidated balance sheets. At December 31, 2006 and 2005, the balance of other real estate owned was $825,000 and $381,332, respectively. Valuations are performed periodically by management, and an allowance for losses is established by means of a charge to noninterest expense if the carrying value of a property exceeded its fair value, less estimated selling costs. Subsequent increases in the fair value (less estimated selling costs) are recorded through a reversal of the allowance, but not below zero. Costs related to development and improvement of property are capitalized, while costs relating to holding the property are expensed.

Intangible Assets

Identifiable intangible assets include the core deposit premium relating to the Company’s acquisition of The Bank of Godfrey, which is being amortized into noninterest expense on a straight-line basis over 15 years. Amortization of the core deposit intangible assets existing at December 31, 2006 will be $16,288 for each of the next five years, and $104,514 thereafter.

The excess of the Company’s consideration given in its acquisition of The Bank of Godfrey over the fair value of the net assets acquired is recorded as goodwill, an intangible asset on the consolidated balance sheets. Goodwill is the Company’s only intangible asset with an indefinite useful life, and the Company is required to test the intangible

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

asset for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. No impairment writedown was required in 2006, 2005, or 2004.

Securities Sold Under Agreements to Repurchase

The Banks enter into sales of securities under agreements to repurchase at specified future dates. Such repurchase agreements are considered financing arrangements and, accordingly, the obligation to repurchase assets sold is reflected as a liability in the consolidated balance sheets. Repurchase agreements are collateralized by debt securities which are under the control of the Banks.

Income Taxes

The Company and Banks file consolidated Federal and state income tax returns. Applicable income tax expense is computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company and Banks use the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FASB Interpretation No. 48 (FIN 48) clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has evaluated the requirements of FIN 48 and determined that FIN 48 will not have a material impact on its consolidated financial condition and results of operations for 2007.

Stock Issuance Costs

The Company incurs certain costs associated with the issuance of its Common Stock. Such costs are recorded as a reduction of equity capital.

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Notes to Consolidated Financial Statements — (Continued)

Earnings per Share

Basic earnings per share data is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution of earnings per share which could occur under the treasury stock method if contracts to issue Common Stock, such as stock options, were exercised. The following table presents a summary of per share data and amounts for the periods indicated.

	Years Ended December 31,
	2006	2005	2004

Basic
Net income	$3,016,265	1,923,031	1,422,307

Weighted average common shares outstanding	18,684,762	16,095,431	13,258,027

Basic earnings per share	$0.16	0.12	0.11

Diluted
Net income	$3,016,265	1,923,031	1,422,307

Weighted average common shares outstanding	18,684,762	16,095,431	13,258,027
Effect of dilutive stock options	863,427	585,891	342,379

Diluted weighted average common shares outstanding	19,548,189	16,681,322	13,600,406

Diluted earnings per share	$0.15	0.12	0.10

As of December 31, 2006, options to purchase 14,000 shares were excluded from the earnings per share calculation because their effect was anti-dilutive. No such anti-dilutive shares were outstanding at December 31, 2005 or 2004. The Company recognizes expense for stock options granted to non-employees.

Stock Options

The Company maintains various stock option plans, which are discussed in more detail in Note 11 to these consolidated financial statements. Prior to 2006, the Company applied the intrinsic value-based method, as outlined in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) and related interpretations, in accounting for stock options granted under these plans. Under the intrinsic value-based method, no compensation expense was recognized if the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, prior to 2006, no compensation cost was recognized in the consolidated statements of income for stock options granted to employees, since all options granted under the Company’s stock option plans had an exercise price equal to or greater than the market value of the underlying Common Stock on the date of the grant.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (FAS 123R) Share-based Payments. This statement replaces FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25. FAS 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the grant date fair value for all equity classified awards. The Company adopted this statement using the modified prospective method, which requires the Company to recognize compensation expense on a prospective basis for all outstanding unvested awards. Therefore, prior period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for share-based awards granted after the adoption date, expense is also recognized to reflect the remaining service period of awards that had been included in pro forma disclosures in prior periods.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following table illustrates the pro forma effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each of the years in the two-year period ended December 31, 2005. The impact of adopting FAS 123R increased compensation expense in 2006 by $145,513 before income taxes, and had less than a $0.01 impact on basic and diluted earnings per share.

	2005	2004

Net income, as reported	$1,923,031	1,422,307
Deduct total stock-based compensation expense determined under fair-value-based method for all awards, net of related taxes	(1,416,940)	(228,305)

Adjusted net income	$506,091	1,194,002

Weighted average shares outstanding	16,095,431	13,258,027
Options dilution	473,398	258,947

Diluted shares	16,568,829	13,516,974

Earnings per share:
Basic:
As reported	$0.12	$0.11
Pro forma	0.03	0.09

Diluted:
As reported	$0.12	$0.10
Pro forma	0.03	0.09

Based on the valuation and accounting uncertainties that outstanding options presented under proposed accounting treatment at the time, the Board of Directors accelerated the vesting of substantially all of the Company’s outstanding stock options during the fourth quarter of 2005. This action resulted in the remaining fair value of substantially all of the outstanding stock options being recognized in 2005 as part of the pro-forma disclosures above.

The weighted average fair values of options granted in 2006, 2005, and 2004 were $4.25, $2.61, and $1.99, respectively, for an option to purchase one share of Company Common Stock; however, the Company has only been in existence since July 24, 1998, and the Company’s Common Stock is not actively traded on any exchange. Accordingly, the availability of fair value information for the Company’s Common Stock is limited. In using the Black-Scholes option pricing model to value the options, several assumptions have been made in arriving at the estimated fair value of the options granted in 2006, 2005, and 2004, including no volatility in the Company’s Common Stock price, no dividends paid on the Common Stock, an expected weighted average option life of 10.00, 8.61, and 9.40 years for options granted in 2006, 2005, and 2004, respectively, and a risk-free interest rate approximating the 10-year Treasury rate. Any change in these assumptions could have a significant impact on the effects of determining compensation costs.

Financial Instruments

For purposes of information included in note 14 regarding disclosures about financial instruments, financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract that both (a) imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (b) conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

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Notes to Consolidated Financial Statements — (Continued)

NOTE 2 —	CASH AND DUE FROM BANKS

The Banks are required to maintain certain daily reserve balances of cash and due from banks in accordance with regulatory requirements. The reserve balances maintained in accordance with such requirements at December 31, 2006 and 2005 were approximately $2,046,000 and $1,268,000, respectively.

NOTE 3 —	INVESTMENTS IN DEBT AND EQUITY SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair values of the Banks’ available-for-sale debt and equity securities at December 31, 2006 and 2005 were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
2006	Cost	Gains	Losses	Value

Obligations of U.S. Government agencies and corporations	$110,381,507	390,216	(820,594)	109,951,129
Obligations of state and political subdivisions	33,137,041	487,835	(97,892)	33,526,984
Other debt securities	7,319,891	23,263	(62,499)	7,280,655
Mortgage-backed securities	37,994,505	100,917	(484,690)	37,610,732
Equity securities	3,496,800	—	—	3,496,800

	$192,329,744	1,002,231	(1,465,675)	191,866,300

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
2005	Cost	Gains	Losses	Value

Obligations of U.S. Government agencies and corporations	$128,413,428	15,967	(1,454,715)	126,974,680
Obligations of state and political subdivisions	21,215,751	52,027	(277,589)	20,990,189
Other debt securities	5,621,094	10,000	(86,007)	5,545,087
Mortgage-backed securities	34,980,002	55,816	(703,995)	34,331,823
Equity securities	1,937,300	—	—	1,937,300

	$192,167,575	133,810	(2,522,306)	189,779,079

Included in available-for-sale securities at December 31, 2006 and 2005 are equity securities representing Common Stock of the Federal Home Loan Bank of Des Moines and the Federal Home Loan Bank of Atlanta, which are administered by the Federal Housing Finance Board. As members of the Federal Home Loan Bank System, the Banks must maintain minimum investments in the capital stock of their respective district Federal Home Loan Banks. The stock is recorded at cost, which represents redemption value. Reliance Bank’s president and chief operating officer also serves on the Board of Directors of the Federal Home Loan Bank of Des Moines.

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Notes to Consolidated Financial Statements — (Continued)

The amortized cost and estimated fair values of debt and equity securities classified as available-for-sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without prepayment penalties.

		Estimated
	Amortized	Fair
	Cost	Value

Due one year or less	$24,982,325	24,817,204
Due one year through five years	82,579,772	82,084,632
Due five years through ten years	25,714,133	25,925,775
Due after ten years	17,562,209	17,931,157
Mortgage-backed securities	37,994,505	37,610,732
Equity securities	3,496,800	3,496,800

	$192,329,744	191,866,300

Provided below is a summary of available-for sale securities which were in an unrealized loss position at December 31, 2006. The obligations of U.S. Government agencies and mortgage-backed securities with unrealized losses at December 31, 2006 are primarily issued from and guaranteed by the Federal Home Loan Bank, Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation. Obligations of states and political subdivisions in an unrealized loss position are primarily comprised of highly-rated municipal bonds. The Banks have the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Banks believe that the impairment in value is attributable to changes in market interest rates and not the credit quality of the issuers.

	Less Than 12 Months		12 Months or More		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Obligations of U.S. Government agencies and corporations	$13,137,483	24,148	65,254,701	796,446	78,392,184	820,594
Obligations of states and political subdivisions	—	—	8,546,198	97,892	8,546,198	97,892
Other debt securities	1,234,325	1,140	2,831,821	61,359	4,066,146	62,499
Mortgage-backed securities	2,921,956	6,936	23,253,487	477,754	26,175,443	484,690

	$17,293,764	32,224	99,886,207	1,433,451	117,179,971	1,465,675

The carrying value of debt securities pledged to secure public funds, securities sold under repurchase agreements, and for other purposes amounted to approximately $150,797,000 and $115,715,000 at December 31, 2006 and 2005, respectively.

During 2006, 2005, and 2004, certain available-for-sale securities were sold for proceeds totaling $8,411,900, $4,408,291, and $29,939,314, respectively, resulting in gross gains of $30,810, $3,854, and $298,214, respectively, and gross losses of $17,224, $107,340 and $5,452, respectively.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

NOTE 4 — LOANS

The composition of the loan portfolio at December 31, 2006 and 2005 is as follows:

	2006	2005

Commercial:
Real estate	$394,469,137	254,262,184
Other	53,152,775	66,790,693
Real estate:
Construction	108,408,270	56,525,290
Residential	105,094,409	88,949,636
Consumer	6,541,351	6,196,062
Overdrafts	35,697	81,464

	$667,701,639	472,805,329

The Banks grant commercial, industrial, residential, and consumer loans throughout the St. Louis metropolitan area in Missouri and Illinois and southwestern Florida. The Banks do not have any particular concentration of credit in any one economic sector; however, a substantial portion of the portfolio is concentrated in and secured by real estate in the St. Louis, Missouri metropolitan area and southwestern Florida. The ability of the Banks’ borrowers to honor their contractual obligations is dependent upon the local economies and their effect on the real estate market.

The aggregate amount of loans to executive officers and directors and loans made for the benefit of executive officers and directors was $39,775,642 and $34,761,821 at December 31, 2006 and 2005, respectively. Such loans were made in the normal course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility. A summary of activity for loans to executive officers and directors for the year ended December 31, 2006 is as follows:

Balance, December 31, 2005	$34,761,821
New loans made	15,707,600
Payments received	(13,908,297)
Other changes	3,214,518

Balance, December 31, 2006	$39,775,642

Other changes represent changes in the composition of executive officers and directors and their related interests.

At December 31, 2006, 2005, and 2004, the Banks had a total of $5,082,784, $3,050,351, and $1,622,164, respectively, of loans that were considered impaired, all of which had the accrual of interest discontinued. At December 31, 2006, 2005, and 2004, $126,488, $617,191, and $400,000, respectively, of such impaired loans had no specific allocation of the reserve for possible loan losses allocated thereto. The Banks had allocated $374,644, $239,563, and $72,901 of the reserve for possible loan losses for all other impaired loans at December 31, 2006, 2005, and 2004, respectively. Had these loans continued to accrue interest, the Banks would have earned $499,442, $216,477, and $85,551 for the years ended December 31, 2006, 2005, and 2004, respectively, rather than the $321,755, $74,533, and $29,608, respectively, that the Banks earned thereon on a cash basis. The average balance of impaired loans for the years ended December 31, 2006, 2005, and 2004 was $3,470,251, $2,969,402, and $1,502,661, respectively. Loans 90 days or more delinquent and still accruing interest totaled approximately $65,000, $1,018,000, and $998,000 at December 31, 2006, 2005, and 2004, respectively.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Transactions in the reserve for possible loan losses for the years ended December 31, 2006, 2005, and 2004 are summarized as follows:

	2006	2005	2004

Balance, January 1	$5,213,032	3,112,382	2,090,268
Provision charged to operations	2,200,000	2,332,878	1,065,710
Charge-offs	(333,784)	(259,935)	(44,591)
Recoveries of loans previously charged off	21,783	27,707	995

Balance, December 31	$7,101,031	5,213,032	3,112,382

NOTE 5 —	BANK PREMISES AND EQUIPMENT

A summary of Bank premises and equipment at December 31, 2006 and 2005 is as follows:

	2006	2005

Land	$6,828,376	5,161,155
Buildings and improvements	15,560,753	13,705,948
Furniture, fixtures, and equipment	5,517,637	3,477,421
Construction in progress	6,470,639	1,913,662

	34,377,405	24,258,186
Less accumulated depreciation	3,417,033	2,283,556

	$30,960,372	21,974,630

Amounts charged to noninterest expense for depreciation aggregated $1,231,890, $790,846, and $369,712 for the years ended December 31, 2006, 2005, and 2004, respectively.

At December 31, 2006, Reliance Bank has two new branch locations under construction in the St. Louis metropolitan area, with a branch of Reliance Bank, FSB under construction, and two additional branch locations planned in southwestern Florida. Total construction costs, including land acquisition, are estimated to be approximately $4,393,784, all of which are expected to be completed in 2007 or 2008. Certain of the branch construction contracts have or will involve contracts for construction with a general contracting company that is majority-owned by one of the Company’s directors. All construction contracts entered into by the Company have been made under formal sealed bid processes. During the years ended December 31, 2006, 2005, and 2004, the Company paid $3,476,968, $1,701,803, and $2,919,051, respectively, to the construction company owned by the Company director for construction costs incurred. Additionally, the main banking facility of Reliance Bank, FSB is currently being constructed on land in Ft. Myers, Florida purchased from two of the Company’s directors for $854,311.

Reliance Bank leases the land on which two of its branch facilities have been built under noncancelable operating lease agreements that expire in 2026, with options to extend the leases for an additional 30 years. A portion of the payments under these operating leases is payable in Company Common Stock. Additionally, in September 2005, the Company also purchased a building that now serves as the Company’s headquarters, which is located on land subject to a lease, which has been assigned to the Company, and expires in 2020. Minimum rental

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

commitments and the total Common Stock committed for payments under all noncancelable operating lease agreements at December 31, 2006, for each of the next five years, and in the aggregate, are as follows:

	Minimum	Portion
	Lease	Payable
	Payments	in Stock

Year ending December 31:
2007	$479,273	30,000
2008	430,788	30,000
2009	406,659	30,000
2010	387,058	30,000
2011	393,475	30,000
After 2011	5,701,455	370,417

Total minimum payments required	$7,798,708	520,417

The Company has also leased temporary facilities for its various branches during the construction of the applicable new branch facilities. Total rent paid by the Company for 2006, 2005, and 2004 was $411,344, $253,110, and $149,781, respectively.

Reliance Bank leases out a portion of certain of its banking facilities to unaffiliated companies under noncancelable leases that expire at various dates through 2010. Minimum rental income under these noncancelable leases at December 31, 2006, for each of the next four years and in the aggregate, is as follows:

Year ending December 31:
2007	$39,039
2008	39,039
2009	39,039
2010	3,253

Total minimum payments required	$120,370

The Company also leased its proposed new headquarters building to the former tenant for a short period of time in 2005, after the Company’s purchase of the building. Total rental income recorded by the Company and Banks in 2006 and 2005 totaled $30,925 and $94,833, respectively. The Company and Banks had no rental income in 2004.

NOTE 6 —	DEPOSITS

A summary of interest-bearing deposits at December 31, 2006 and 2005 is as follows:

	2006	2005

Interest-bearing transaction accounts	$127,130,026	35,158,013
Savings	67,304,076	159,485,364
Other time deposits:
Less than $100,000	264,812,549	224,777,669
$100,000 and over	172,009,264	116,014,017

	$631,255,915	535,435,063

Deposits of executive officers, directors and their related interests at December 31, 2006 and 2005 totaled $4,254,853 and $5,207,927, respectively.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Interest expense on deposits for the years ended December 31, 2006, 2005, and 2004 is summarized as follows:

	2006	2005	2004

Interest-bearing transaction accounts	$2,930,249	942,053	589,303
Savings	3,880,303	2,958,133	78,608
Other time deposits:
Less than $100,000	11,304,228	6,852,307	4,028,589
$100,000 and over	6,075,239	3,438,806	1,777,720

	$24,190,019	14,191,299	6,474,220

Following are the maturities of time deposits for each of the next five years and in the aggregate at December 31, 2006:

Year ending December 31:
2007	$369,513,578
2008	35,972,002
2009	14,886,700
2010	10,826,941
2011	5,622,592

$436,821,813

NOTE 7 —	INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004

Current:
Federal income taxes	$1,786,165	1,173,701	881,908
State income taxes	118,925	128,082	63,636
Deferred income taxes	(682,337)	(438,840)	(303,673)

	$1,222,753	862,943	641,871

A reconciliation of expected income tax expense computed by applying the Federal statutory rate of 34% to income before applicable income tax expense for the years ended December 31, 2006, 2005, and 2004 is as follows:

	2006	2005	2004

Expected statutory Federal income tax expense	$1,441,266	947,231	701,821
State income taxes, net of Federal benefit	78,490	84,534	42,000
Tax exempt interest and dividend income	(333,249)	(196,660)	(123,317)
Other, net	36,246	27,838	21,367

	$1,222,753	862,943	641,871

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2006, 2005, and 2004 are presented below:

	2006	2005	2004

Deferred tax assets:
Amortization of start-up costs for tax purposes	$50,556	60,055	—
Reserve for possible loan losses	2,626,251	1,926,227	1,142,755
Operating loss carryforward of purchased subsidiary	266,603	295,392	324,724
Stock option expense	53,927	—	—
Unrealized net holding losses on available-for-sale securities	157,558	813,211	114,604

Total deferred tax assets	3,154,895	3,094,885	1,582,083

Deferred tax liabilities:
Bank premises and equipment	(1,113,319)	(984,397)	(602,328)
Accrual basis of accounting used for financial reporting purposes and cash basis of accounting used for tax reporting purposes	—	(77,749)	(155,499)
Purchase adjustments	(72,188)	(109,583)	(135,956)
Other, net	(153,958)	(134,410)	(37,001)

Total deferred tax liabilities	(1,339,465)	(1,306,139)	(930,784)

Net deferred tax assets	$1,815,430	1,788,746	651,299

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation reserve at December 31, 2006, 2005, and 2004, due to management’s belief that future income levels will be sufficient to realize the net deferred tax assets recorded. In connection with the acquisition of The Bank of Godfrey on May 31, 2003, the Company assumed operating loss carryforwards for tax reporting purposes totaling $1,038,149, and established deferred tax assets at acquisition of $352,971. At December 31, 2006, the operating loss carryforward for tax reporting purposes was $784,127, which will expire if not used by 2022.

NOTE 8 —	SHORT-TERM BORROWINGS

Following is a summary of short-term borrowings at December 31, 2006 and 2005:

	2006	2005

Funds purchased	$41,731,690	2,433,561
Securities sold under repurchase agreements	28,730,831	14,413,651

	$70,462,521	16,847,212

Funds are purchased from the Federal Home Loan Bank of Des Moines and other financial institutions on a daily basis, when needed for liquidity. The Banks also sell securities under agreements to repurchase. These borrowings are collateralized by debt securities consisting of U.S. Government corporations or agencies with a net carrying value of approximately $76,084,000 at December 31, 2006. The average balances, maximum month-end amounts outstanding, average rates paid during the year, and average rates at year end for funds purchased and

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

securities sold under repurchase agreements as of and for the years ended December 31, 2006, 2005, and 2004 were as follows:

	2006	2005	2004

Average balance	$26,474,859	17,155,128	13,110,236
Maximum amount outstanding at any month-end	74,612,402	43,537,515	31,808,675
Average rate paid during the year	4.99%	2.73%	1.77%
Average rate at end of year	5.10%	3.78%	2.37%

NOTE 9 —	NOTES PAYABLE TO FEDERAL HOME LOAN BANK

At December 31, 2006, Reliance Bank had fixed rate advances outstanding with the Federal Home Loan Bank of Des Moines, maturing as follows:

		Weighted
		Average
	Amount	Rate

Due in 2010	$10,000,000	4.43%
Due in 2011	4,300,000	4.86%
Due in 2016	10,000,000	4.19%

	$24,300,000

At December 31, 2006, Reliance Bank maintained a line of credit in the amount of $53,541,607 with the Federal Home Loan Bank of Des Moines and had availability under that line of $241,607. Federal Home Loan Bank of Des Moines advances are secured under a blanket agreement which assigns all Federal Home Loan Bank of Des Moines stock and one-to-four family mortgage and commercial real estate loans. Additionally, at December 31, 2006, Reliance Bank, FSB maintained a line of credit in the amount of $4,500,000 (of which $1,500,000 was available) with the Federal Home Loan Bank of Atlanta, secured by one-to-four family mortgage loans.

NOTE 10 —	EMPLOYEE BENEFITS

The Company sponsors a contributory 401(k) savings plan to provide retirement benefits to eligible employees. Contributions made by the Company in 2006, 2005, and 2004 totaled $153,916, $110,974, and $62,213, respectively.

NOTE 11 —	CAPITAL STOCK

The Company has authorized 25,000,000 shares of Common Stock with a par value of $0.25 per share. At December 31, 2006, 19,571,248 shares were issued and outstanding, with 3,460,000 shares reserved for issuance under the Company’s stock option programs. Holders of the Company’s Common Stock are entitled to one vote per share on all matters submitted to a shareholder vote. Holders of the Company’s Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors. In the event of liquidation of the Company, the holders of the Company’s Common Stock are entitled to share ratably in the remaining assets after payment of all liabilities and preferred shareholders as described below.

On December 22, 2006, the Company’s stockholders approved a two-for-one stock split with a concurrent reduction in par value per Class A common share from $0.50 to $0.25. All share and per share information included in these consolidated financial statements has been retroactively restated to reflect this stockholder action.

At December 31, 2005, the Company terminated its Ninth Private Placement Offering to accredited investors, in which shares of Company Common Stock were offered at 1.75 times the book value per share of the combined common and preferred stock (excluding any accumulated comprehensive income or loss included in stockholders’

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

equity). In terminating the Ninth Private Placement Offering, the Company notified interested investors that subscriptions would be accepted for the purchase of common shares under the Ninth Private Placement Offering through December 31, 2005, provided that the payments were received by January 10, 2006. At December 31, 2005, the Company had subscriptions receivable totaling $11,122,068 for the purchase of 1,170,744 common shares, which were subsequently received by January 10, 2006.

The Company has authorized 2,000,000 shares of no par preferred stock, with no shares issued and outstanding at December 31, 2006. Preferred stock may be issued by the Company’s Board of Directors from time to time, in series, at which time the terms of such series (par value per share, dividend rates and dates, cumulative or noncumulative, liquidation preferences, etc.) shall be fixed by the Board of Directors. On January 19, 2005, the Company’s Board of Directors authorized a separate issue of nonvoting convertible preferred stock for sale to officers and employees of the Company and its subsidiaries pursuant to the 2005 Employee Stock Purchase Plan established on September 29, 2004, which originally authorized the purchase of up to 150,000 shares of Company Common Stock at 85% of the Common Stock’s fair value, by officers and employees of the Company. The preferred stock was designated Series E Convertible Preferred Stock, authorized for 150,000 shares, with no par value, and was available for sale only to officers and employees of the Company and its subsidiaries, pursuant to the Company’s Employee Stock Purchase Plan, at prices determined from time to time under the Employee Stock Purchase Plan. Additionally, no dividends were declared or set aside for shares of Series E Convertible Preferred Stock, except in the event that the Board of Directors of the Company would have declared a dividend payable upon the outstanding Common Stock of the Company, in which case, the Series E preferred shareholders would have been entitled to the same dividend as declared on the Common Stock, as if the preferred shares were converted to Common Stock prior to the dividend declaration.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, before any sums shall be paid, or any assets distributed among the holders of Company Common Stock, the holders of Series E preferred stock would have been entitled to be paid first out of the assets of the Company available for distribution at a liquidation price of the greater of (i) $7.225 per Series E preferred share, plus all dividends payable thereon, or (ii) such amount per share that would have been payable had each such Series E preferred share been converted to Common Stock immediately prior to the liquidation.

The Series E Convertible Preferred Stock was convertible into the Company’s Common Stock at a conversion rate computed by dividing $7.225 by the applicable conversion value, which was initially defined as $7.225, adjusted accordingly for certain sales of Common Stock at prices under $7.225. The Series E Convertible Preferred Stock was convertible at the shareholder’s option at any time after January 19, 2008, and at the option of the Company’s Board of Directors at any time after January 19, 2006. On December 29, 2006, the Company exercised its option to convert all 23,212 shares of Series E preferred stock to 23,212 shares of Company Common Stock. Subsequent purchases under the Employee Stock Purchase Plan will be for Class A common shares.

Stock Option Plans

Various stock option plans have been adopted (both incentive stock option plans and nonqualified stock option plans) under which options to purchase a total of 3,460,000 shares of Company Common Stock may be granted to officers, employees and directors of the Company and its subsidiary banks. All options were authorized and granted at prices approximating or exceeding the fair value of the Company’s Common Stock at the date of grant. Various vesting schedules had been authorized for the options granted to date by the Company’s Board of Directors, including certain performance measures used to determine vesting of certain options granted; however, in November 2005, the Company’s Board of Directors approved the acceleration of all vesting requirements into 2005, except for nonqualified options to purchase 10,500 shares of Common Stock granted to the Company’s directors in 2005. Options expire up to ten years from the date of grant if not exercised. For certain of the options granted, the Company’s Board of Directors has the ability, at its sole discretion, to grant to key officers of the Company and Banks, the right to surrender their options held to the Company, in whole or in part, and to receive in

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

exchange therefore, payment by the Company of an amount equal to the excess of the fair value of the shares subject to such options over the exercise price to acquire such options. Such payments may be made in cash, shares of Company Common Stock, or a combination thereof.

The weighted average option prices for the 2,224,200 and 2,163,200 options outstanding at December 31, 2006 and 2005, respectively, was $6.58 and $6.35, respectively. At December 31, 2006, options to purchase an additional 611,800 shares of Company Common Stock were available for future grants under the various plans.

Following is a summary of stock option activity for the years ended December 31, 2006 and 2005:

	Options Granted Under		Options Granted to Directors
	Incentive Stock Option Plans		Under Nonqualified Plans
	Weighted		Weighted
	Average		Average
	Option Price	Number	Option Price	Number
	per Share	of Shares	per Share	of Shares

Balance at December 31, 2004	$5.17	1,129,000	$5.94	525,000
Granted	9.23	497,200	8.82	32,000
Forfeited	7.41	(6,000)	5.25	(6,000)
Exercised	—	—	4.25	(8,000)

Balance at December 31, 2005	6.41	1,620,200	6.14	543,000
Granted	11.83	46,000	12.09	52,000
Forfeited	9.50	(2,000)	7.69	(17,000)
Exercised	5.82	(16,000)	7.25	(2,000)

Balance at December 31, 2006	$6.57	1,648,200	$6.63	576,000

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Other Activity in Stockholders’ Equity

Following is a summary of other activity in the consolidated statements of stockholders’ equity for the years ended December 31, 2006, 2005, and 2004:

				Additional
				Paid in
	Preferred	Common		Capital — Stock	Treasury
	Stock	Stock	Surplus	Options	Stock	Total

2006
Purchase of 12,316 common shares and 1,312 preferred shares for treasury	$—	—	—	—	(154,243)	(154,243)
Issuance of 1,305,496 shares of Common Stock (8,316 shares from treasury)	—	324,295	15,176,817	—	94,624	15,595,736
Issuance of 14,724 shares of preferred stock (1,312 shares from treasury)	145,365	—	—	—	10,619	155,984
Stock issuance costs	—	—	(22,030)	—	—	(22,030)
Stock options exercised — 18,000 shares (4,000 shares from treasury)	—	3,500	54,625	—	49,000	107,125
Compensation cost recognized for stock options granted	—	—	—	145,513	—	145,513
Issuance of 2,528 shares as partial payment for certain operating leases	—	632	30,336	—	—	30,968
1,200 shares of Common Stock awarded to directors	—	300	13,500	—	—	13,800
Conversion of 23,212 preferred shares to 23,212 common shares	(209,734)	5,803	203,931	—	—	—

	$(64,369)	334,530	15,457,179	145,513	—	15,872,853

2005
Purchase of 20,224 common shares for treasury	$—	—	—	—	(198,846)	(198,846)
Issuance of 2,114,430 shares of Common Stock (20,224 shares from treasury)	—	523,551	17,818,195	—	198,846	18,540,592
Stock issuance costs	—	—	(32,118)	—	—	(32,118)
Stock options exercised — 8,000 shares	—	2,000	32,000	—	—	34,000
Issuance of 8,488 shares of preferred stock	64,369	—	—	—	—	64,369
Issuance of 3,334 shares as partial payment for certain operating leases	—	834	30,839	—	—	31,673

	$64,369	526,385	17,848,916	—	—	18,439,670

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

				Additional
				Paid in
	Preferred	Common		Capital — Stock	Treasury
	Stock	Stock	Surplus	Options	Stock	Total

2004
Issuance of 3,320,130 shares of Common Stock	$—	830,033	21,663,403	—	—	22,493,436
Stock issuance costs	—	—	(28,800)	—	—	(28,800)
Stock options exercised — 26,668 shares	—	6,667	87,171	—	—	93,838
Issuance of 56,724 shares in connection with purchase of Bank premises	—	14,181	347,435	—	—	361,616
Issuance of 4,446 shares as partial payment for certain operating leases	—	1,111	36,124	—	—	37,235

	$—	851,992	22,105,333	—	—	22,957,325

NOTE 12 —	PARENT COMPANY FINANCIAL INFORMATION

Subsidiary bank dividends are the principal source of funds for the payment of dividends by the Company to its stockholders and for debt servicing. The Banks are subject to regulation by regulatory authorities that require the maintenance of minimum capital requirements. As of December 31, 2006, there are no regulatory restrictions other than the maintenance of minimum capital standards (as discussed in Note 15), as to the amount of dividends the Banks may pay.

Following are condensed balance sheets as of December 31, 2006 and 2005, and the related condensed schedules of income and cash flows for each of the years in the three-year period ended December 31, 2006 of the Company (parent company only):

	2006	2005

Condensed Balance Sheets
Assets:
Cash	$18,949,534	30,666,063
Investment in subsidiary banks	103,074,402	57,522,637
Premises and equipment	766,866	3,644,206
Other assets	720,790	450,958

Total assets	$123,511,592	92,283,864

Liabilities — accrued expenses payable	$15,000	67,857
Total stockholders’ equity	123,496,592	92,216,007

Total liabilities and stockholders’ equity	$123,511,592	92,283,864

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	2006	2005	2004

Condensed Schedules of Income
Revenue:
Rental income	$—	62,500	—
Gain on sale of equity securities	—	—	7,659
Interest on interest-earning deposits in subsidiary banks	850,650	528,076	216,071
Other interest income	5,738	—	—

Total revenues	856,388	590,576	223,730

Expenses:
Salaries and employee benefits	482,473	225,160	90,350
Professional fees	59,456	83,988	65,096
Other expenses	37,474	276,902	48,821

Total expenses	579,403	586,050	204,267

Income before income tax and equity in undistributed income of subsidiary banks	276,985	4,526	19,463
Income tax expense	111,260	1,539	6,617

	165,725	2,987	12,846
Equity in undistributed income of subsidiary banks	2,850,540	1,920,044	1,409,461

Net income	$3,016,265	1,923,031	1,422,307

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	2006	2005	2004

Condensed Schedules of Cash Flows
Cash flows from operating activities:
Net income	$3,016,265	1,923,031	1,422,307
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Undistributed income of subsidiary banks	(2,850,540)	(1,920,044)	(1,409,461)
Gain on sale of equity securities	—	—	(7,659)
Depreciation	—	30,000	—
Capitalized interest expense	(75,683)	—	—
Stock option compensation cost	145,513	—	—
Common Stock awarded to directors	13,800	—	—
Other, net	(354,361)	450,636	(272,819)

Net cash provided by (used in) operating activities	(105,006)	483,623	(267,632)

Cash flows from investing activities:
Capital injections into subsidiary banks	(40,000,000)	—	(20,398,851)
Purchase of equity securities	—	—	(26,115)
Proceeds from sale of equity securities	—	—	33,774
Purchase of premises and equipment	(1,092,441)	(3,632,397)	—
Sale of premise and equipment to subsidiary	2,676,278	—	—

Net cash used in investing activities	(38,416,163)	(3,632,397)	(20,391,192)

Cash flows from financing activities:
Purchase of treasury stock	(154,243)	(198,846)	—
Sale of Common Stock	26,717,804	18,540,592	22,493,436
Sale of preferred stock	155,984	64,369	—
Stock options exercised	107,125	34,000	93,838
Payment of stock issuance costs	(22,030)	(32,118)	(28,800)

Net cash provided by financing activities	26,804,640	18,407,997	22,558,474

Net increase (decrease) in cash	(11,716,529)	15,259,223	1,899,650
Cash at beginning of year	30,666,063	15,406,840	13,507,190

Cash at end of year	$18,949,534	30,666,063	15,406,840

NOTE 13 —	LITIGATION

During the normal course of business, various legal claims have arisen which, in the opinion of management, will not have a material effect on the Company’s consolidated financial condition or results of operations.

NOTE 14 —	DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

The Banks issue financial instruments with off-balance-sheet risk in the normal course of the business of meeting the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amounts

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

recognized in the balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Banks have in particular classes of these financial instruments.

The Banks’ exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for financial instruments included on the balance sheets. Following is a summary of the Banks’ off-balance-sheet financial instruments at December 31, 2006 and 2005:

	2006	2005

Financial instruments for which contractual amounts represent:
Commitments to extend credit	$148,143,624	58,445,987
Standby letters of credit	3,244,721	3,344,394

	$151,388,345	61,790,381

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Of the total commitments to extend credit at December 31, 2006, $51,191,204 were made at fixed rates of interest. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but is generally residential or income-producing commercial property or equipment, on which the Banks generally have a superior lien.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party, for which draw requests have historically not been made thereon. Such guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Following is a summary of the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2006 and 2005:

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Balance sheet assets:
Cash and due from banks	$8,474,181	8,474,181	4,860,094	4,860,094
Federal funds sold	—	—	11,110,000	11,110,000
Investments in debt and equity securities	191,866,300	191,866,300	189,779,079	189,779,079
Loans, net	660,317,897	657,244,248	467,401,911	464,092,285
Accrued interest receivable	4,412,330	4,412,330	3,499,425	3,499,425

	$865,070,708	861,997,059	676,650,509	673,340,883

Balance sheet liabilities:
Deposits	$678,597,005	677,989,884	576,424,840	575,917,977
Short-term borrowings	70,462,521	70,462,521	16,847,212	16,847,212
Notes payable to Federal Home Loan Bank	24,300,000	23,824,903	14,300,000	14,081,425
Accrued interest payable	2,739,142	2,739,142	1,759,373	1,759,373

	$776,098,668	775,016,450	609,331,425	608,605,987

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Other Short-Term Instruments

For cash and due from banks (including interest-earning deposits in other financial institutions), Federal funds sold, accrued interest receivable (payable), and short-term borrowings, the carrying amount is a reasonable estimate of fair value, as such instruments are due on demand and/or reprice in a short time period.

Investments in Debt and Equity Securities

Fair values are based on quoted market prices or dealer quotes.

Loans

For certain homogeneous categories of loans, such as residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and with the same remaining maturities.

Deposits

The fair value of demand deposits, savings accounts, and interest-bearing transaction account deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Long-Term Borrowings

Rates currently available to the Company with similar terms and remaining maturities are used to estimate the fair value of existing long-term debt.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments, and the present creditworthiness of such counterparties. The Company believes such commitments have been made on terms that are competitive in the markets in which it operates.

NOTE 15 —	REGULATORY MATTERS

The Company and Banks are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Banks must meet specific capital guidelines that involve quantitative measures of the Company’s and Banks’ assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and Banks’ capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Reliance Bank, FSB is also required to maintain capital of 8% of average assets for the first three years of its existence. Company management believes that, as of December 31, 2006, the Company and Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the applicable regulatory authorities categorized the Banks as well capitalized banks under the regulatory framework for prompt corrective action. To be categorized as a well capitalized bank, the Banks must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that Company management believes have changed the Banks’ risk categories.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The actual capital amounts and ratios for the Company, Reliance Bank, and Reliance Bank, FSB at December 31, 2006, 2005, and 2004 are presented in the following table:

					To be a Well
					Capitalized Bank Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(In thousands of dollars)

2006:
Total capital (to risk-weighted assets)
Consolidated	$129,548	17.11%	$60,560	8.0%	$	N/A	N/A
Reliance Bank	88,735	12.30%	57,696	8.0%		72,120	10.0%
Reliance Bank, FSB	20,391	59.10%	2,760	8.0%		3,451	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	$122,446	16.18%	$30,280	4.0%	$	N/A	N/A
Reliance Bank	82,084	11.38%	28,848	4.0%		43,272	6.0%
Reliance Bank, FSB	19,959	57.84%	1,380	4.0%		2,070	6.0%
Tier 1 capital (to average assets)
Consolidated	$122,446	14.20%	$34,497	4.0%	$	N/A	N/A
Reliance Bank	82,084	10.02%	32,759	4.0%		40,948	5.0%
Reliance Bank, FSB	19,959	44.37%	1,799	4.0%		2,249	5.0%
2005:
Total capital (to risk-weighted assets)
Consolidated	$97,653	18.03%	$43,326	8.0%	$	N/A	N/A
Reliance Bank	62,982	11.75%	42,892	8.0%		53,615	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	$92,440	17.07%	$21,663	4.0%	$	N/A	N/A
Reliance Bank	57,769	10.77%	21,526	4.0%		32,169	6.0%
Tier 1 capital (to average assets)
Consolidated	$92,440	13.28%	$27,847	4.0%	$	N/A	N/A
Reliance Bank	57,769	8.34%	27,701	4.0%		34,627	5.0%
2004:
Total capital (to risk-weighted assets)
Consolidated	$75,173	21.81%	$27,575	8.0%	$	N/A	N/A
Reliance Bank	54,334	17.14%	25,366	8.0%		31,707	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	$72,061	20.91%	$13,787	4.0%	$	N/A	N/A
Reliance Bank	51,531	16.25%	12,683	4.0%		19,024	6.0%
Tier 1 capital (to average assets)
Consolidated	$72,061	16.39%	$17,586	4.0%	$	N/A	N/A
Reliance Bank	51,531	12.89%	15,996	4.0%		19,995	5.0%

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

NOTE 16 —	QUARTERLY FINANCIAL INFORMATION (unaudited)

Following is a summary of quarterly financial information for the years ended December 31, 2006, 2005, and 2004:

	First	Second	Third	Fourth	For the
	Quarter	Quarter	Quarter	Quarter	Year

2006:
Total interest income	$10,309,224	11,499,676	12,550,399	13,664,972	48,024,271
Total interest expense	5,356,918	6,116,623	7,033,185	7,720,440	26,227,166

Net interest income	4,952,306	5,383,053	5,517,214	5,944,532	21,797,105
Provision for possible losses	550,000	400,000	525,000	725,000	2,200,000
Noninterest income	175,917	267,417	395,635	408,199	1,247,168
Noninterest expense	3,589,612	4,127,453	4,270,318	4,617,872	16,605,255

Income before applicable income taxes	988,611	1,123,017	1,117,531	1,009,859	4,239,018
Applicable income taxes	309,798	330,444	316,016	266,495	1,222,753

Net income	$678,813	792,573	801,515	743,364	3,016,265

Weighted average shares outstanding:
Basic	18,121,742	18,673,925	18,817,498	19,118,288	18,684,762
Diluted	18,921,110	19,542,228	19,705,210	20,023,593	19,548,189
Earnings per share:
Basic	$0.04	0.04	0.04	0.04	0.16
Diluted	0.04	0.04	0.04	0.04	0.15
2005:
Total interest income	$5,932,717	6,881,687	8,700,619	9,778,171	31,293,194
Total interest expense	2,379,383	3,293,930	4,489,664	5,072,547	15,235,524

Net interest income	3,553,334	3,587,757	4,210,955	4,705,624	16,057,670
Provision for possible losses	449,746	651,753	640,000	591,379	2,332,878
Noninterest income	112,782	119,377	177,813	100,721	510,693
Noninterest expense	2,510,015	2,477,465	3,068,968	3,393,063	11,449,511

Income before applicable income taxes	706,355	577,916	679,800	821,903	2,785,974
Applicable income taxes	230,378	175,261	202,434	254,870	862,943

Net income	$475,977	402,655	477,366	567,033	1,923,031

Weighted average shares outstanding:
Basic	15,078,056	15,442,711	16,785,527	17,045,805	16,095,431
Diluted	15,610,734	16,000,959	17,390,012	17,682,279	16,681,322
Earnings per share:
Basic	$0.03	0.03	0.03	0.03	0.12
Diluted	0.03	0.03	0.03	0.03	0.12

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	First	Second	Third	Fourth	For the
	Quarter	Quarter	Quarter	Quarter	Year

2004:
Total interest income	$3,440,473	3,930,682	4,380,009	5,117,999	16,869,163
Total interest expense	1,434,861	1,653,590	1,790,225	2,066,815	6,945,491

Net interest income	2,005,612	2,277,092	2,589,784	3,051,184	9,923,672
Provision for possible losses	195,144	197,341	230,317	442,908	1,065,710
Noninterest income	206,045	115,733	113,503	260,856	696,137
Noninterest expense	1,539,233	1,756,794	1,957,270	2,236,624	7,489,921

Income before applicable income taxes	477,280	438,690	515,700	632,508	2,064,178
Applicable income taxes	156,585	125,732	173,753	185,801	641,871

Net income	$320,695	312,958	341,947	446,707	1,422,307

Weighted average shares outstanding:
Basic	11,668,779	13,081,990	13,591,501	14,685,917	13,258,027
Diluted	11,895,767	13,390,523	13,928,743	15,161,952	13,600,406
Earnings per share:
Basic	$0.03	0.02	0.03	0.03	0.11
Diluted	0.03	0.02	0.02	0.03	0.10

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
March 31, 2007 and 2006 and December 31, 2006
(Unaudited)

	March 31,		December 31,
	2007	2006	2006

ASSETS
Cash and due from banks	$11,505,031	10,708,790	7,975,924
Interest-earning deposits in other financial institutions	927,921	198,654	498,257
Federal funds sold	32,469,579	120,000	—
Investments in available-for-sale debt and equity securities, at fair value	185,586,683	196,139,959	191,866,300
Loans	691,304,505	507,693,276	667,701,639
Less — Deferred loan fees/costs	(203,888)	(222,579)	(282,711)
Reserve for possible loan losses	(7,145,153)	(5,685,334)	(7,101,031)

Net loans	683,955,464	501,785,363	660,317,897

Bank premises and equipment, net	32,859,932	24,004,949	30,960,372
Accrued interest receivable	4,398,248	3,571,106	4,412,330
Identifiable intangible assets, net of accumulated amortization of $62,437, $46,149 and $58,365 at March 31, 2007 and 2006, and December 31, 2006, respectively	181,882	198,170	185,954
Goodwill	1,149,192	1,149,192	1,149,192
Other assets	5,529,560	2,290,960	3,432,983

	$958,563,492	740,167,143	900,799,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
Non-interest-bearing deposits	$42,245,600	40,701,247	47,341,090
Interest-bearing deposits	731,448,224	559,122,470	631,255,915

Total deposits	773,693,824	599,823,717	678,597,005
Short-term borrowings	29,876,869	15,089,514	70,462,521
Long-term borrowings	24,300,000	14,300,000	24,300,000
Accrued interest payable	3,820,029	1,909,169	2,739,142
Other liabilities	1,376,450	1,120,380	1,203,949

Total liabilities	833,067,172	632,242,780	777,302,617

Commitments and contingencies
Stockholders’ equity:
Preferred stock, no par value; 2,000,000 shares authorized, 9,264 shares issued and outstanding at March 31, 2006	—	71,802	—
Common stock, $0.25 par value; 40,000,000 shares authorized, 19,667,711, 18,588,622 and 19,571,248 shares issued and outstanding at March 31, 2007 and 2006, and December 31, 2006, respectively	4,916,928	4,647,156	4,892,812
Surplus	110,915,212	98,430,603	109,896,794
Additional paid-in capital — stock options	215,748	25,858	145,513
Retained earnings	9,562,762	6,529,907	8,867,359
Accumulated other comprehensive income — net unrealized holding gains (losses) on available-for-sale debt securities	(114,330)	(1,780,963)	(305,886)

Total stockholders’ equity	125,496,320	107,924,363	123,496,592

	$958,563,492	740,167,143	900,799,209

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income
Three Months Ended March 31, 2007 and 2006
(Unaudited)

	2007	2006

Interest income:
Interest and fees on loans	$12,172,011	8,188,555
Interest and dividends on debt and equity securities:
Taxable debt and equity securities	1,826,899	1,784,869
Exempt from Federal income taxes	360,726	216,153
Interest on short-term investments	203,270	119,647

Total interest income	14,562,906	10,309,224

Interest expense:
Interest on deposits	7,893,781	5,031,904
Interest on short-term borrowings	492,849	164,252
Interest on long-term borrowings	263,954	160,762

Total interest expense	8,650,584	5,356,918

Net interest income	5,912,322	4,952,306
Provision for possible loan losses	390,000	550,000

Net interest income after provision for possible loan losses	5,522,322	4,402,306

Noninterest income:
Service charges on deposit accounts	110,231	96,311
Other noninterest income	278,466	79,606

Total noninterest income	388,697	175,917

Noninterest expense:
Salaries and employee benefits	2,988,712	2,117,708
Occupancy and equipment expense	804,914	464,965
Postage and supplies	132,833	104,644
Professional fees	109,143	56,573
Data processing	320,996	192,494
Advertising	152,467	155,711
Amortization of identifiable intangible assets	4,072	4,072
Other noninterest operating expenses	462,913	493,445

Total noninterest expense	4,976,050	3,589,612

Income before applicable income taxes	934,969	988,611
Applicable income tax expense	239,566	309,798

Net income	$695,403	678,813

Per share amounts:
Basic earnings per share	$0.04	0.04
Basic weighted average shares outstanding	19,573,670	18,121,742
Diluted earnings per share	$0.03	0.04
Diluted weighted average shares outstanding	20,432,149	18,921,110

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
Three Months Ended March 31, 2007 and 2006
(Unaudited)

	2007	2006

Net income	$695,403	678,813

Other comprehensive income (loss) before tax — net unrealized gains (losses) on available-for-sale securities	290,236	(311,633)
Income tax related to items of other comprehensive income (loss)	98,680	(105,955)

Other comprehensive income (loss), net of tax	191,556	(205,678)

Total comprehensive income	$886,959	473,135

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity
Three Months Ended March 31, 2007 and 2006
(Unaudited)

								Accumulated
								other
								comprehensive
								income — net
					Additional			unrealized
					paid-in			holding gains	Total
					capital —			(losses) on	stock-
	Preferred	Common		Subscriptions	stock	Retained	Treasury	available-for-	holders’
	stock	stock	Surplus	receivable	options	earnings	stock	sale securities	equity

Balance at December 31, 2005	$64,369	4,558,282	94,439,615	(11,122,068)	—	5,851,094	—	(1,575,285)	92,216,007
Net income	—	—	—	—	—	678,813	—	—	678,813
Cash received for subscriptions receivable	—	—	—	11,122,068	—	—	—	—	11,122,068
Issuance of 177,747 shares of common stock	—	88,874	4,001,817	—	—	—	—	—	4,090,691
Issuance of 387 shares of preferred stock in connection with Employee Stock Purchase Plan	7,433	—	—	—	—	—	—	—	7,433
Stock issuance costs	—	—	(10,829)	—	—	—	—	—	(10,829)
Stock option expense	—	—	—	—	25,858	—	—	—	25,858
Change in valuation of available-for-sale securities,
net of related tax effect	—	—	—	—	—	—	—	(205,678)	(205,678)

Balance at March 31, 2006	$71,802	4,647,156	98,430,603	—	25,858	6,529,907	—	(1,780,963)	107,924,363

Balance at December 31, 2006	$—	4,892,812	109,896,794	—	145,513	8,867,359	—	(305,886)	123,496,592
Net income	—	—	—	—	—	695,403	—	—	695,403
Issuance of 54,400 shares of common stock	—	13,600	666,368	—	—	—	—	—	679,968
Stock options exercised — 38,000 shares	—	9,500	250,000	—	—	—	—	—	259,500
Treasury stock purchased — 28,000 shares	—	—	—	—	—	—	(277,400)	—	(277,400)
Treasury stock sold — 28,000 shares	—	—	72,600	—	—	—	277,400	—	350,000
Issuance of 4,063 shares of common stock in connection with Employee Stock Purchase
Plan	—	1,016	42,154	—	—	—	—	—	43,170
Stock issuance costs	—	—	(12,704)	—	—	—	—	—	(12,704)
Stock option expense	—	—	—	—	70,235	—	—	—	70,235
Change in valuation of available-for-sale securities, net of related tax effect	—	—	—	—	—	—	—	191,556	191,556

Balance at March 31, 2007	$—	4,916,928	110,915,212	—	215,748	9,562,762	—	(114,330)	125,496,320

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Three Months ended March 31, 2007 and 2006
(Unaudited)

	2007	2006

Cash flows from operating activities:
Net income	$695,403	678,813
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	325,274	161,792
Provision for possible loan losses	390,000	550,000
Decrease (increase) in accrued interest receivable	14,082	(71,681)
Increase in accrued interest payable	1,080,887	149,796
Capitalized interest expense on construction	(102,725)	(88,238)
Stock option expense	70,235	25,858
Other operating activities, net	421,107	387,323

Net cash provided by operating activities	2,894,263	1,793,663

Cash flows from investing activities:
Purchase of available-for-sale debt and equity securities	(2,723,446)	(11,815,951)
Proceeds from maturities and calls of available-for-sale debt securities	7,963,418	5,218,948
Proceeds from sales of available-for-sale debt securities	1,375,500	—
Net increase in loans	(26,471,434)	(34,934,511)
Proceeds from sale of other real estate	—	106,577
Purchase of Bank premises and equipment	(2,163,652)	(2,161,917)

Net cash used in investing activities	(22,019,614)	(43,586,854)

Cash flows from financing activities:
Net increase in deposits	95,096,819	23,398,876
Net decrease in short-term borrowings	(40,585,652)	(1,757,698)
Issuance of preferred stock	—	7,433
Issuance of common stock	1,073,138	4,090,691
Stock options exercised	259,500	—
Treasury stock purchased	(277,400)	—
Collection of subscriptions receivable	—	11,122,068
Payment of stock issuance costs	(12,704)	(10,829)

Net cash provided by financing activities	55,553,701	36,850,541

Net increase (decrease) in cash and cash equivalents	36,428,350	(4,942,650)
Cash and cash equivalents at beginning of period	8,474,181	15,970,094

Cash and cash equivalents at end of period	$44,902,531	11,027,444

Supplemental information:
Noncash activity:
Transfer of loans to other real estate owned	$2,443,867	—
Capitalized interest expense on construction	102,725	88,238
Stock option expense	70,235	25,858
Cash paid for interest	7,672,422	5,247,509

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reliance Bancshares, Inc. (the Company) provides a full range of banking services to individual and corporate customers throughout the St. Louis metropolitan area in Missouri and Illinois and southwestern Florida through its wholly-owned subsidiaries, Reliance Bank and Reliance Bank, F.S.B. (hereinafter referred to as “the Banks”).

The Company and Banks are subject to competition from other financial and nonfinancial institutions providing financial products throughout the St. Louis metropolitan area and southwestern Florida. Additionally, the Company and Banks are subject to the regulations of certain Federal and state agencies and undergo periodic examinations by those regulatory agencies.

The accounting and reporting policies of the Company and Banks conform to generally accepted accounting principles within the banking industry. In compiling the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly susceptible to change in a short period of time include the determination of the reserve for possible loan losses, valuation of other real estate owned and stock options, and determination of possible impairment of intangible assets. Actual results could differ from those estimates.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Certain amounts in the 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation. Such reclassifications have no effect on previously reported net income or shareholders’ equity.

On December 22, 2006, the Company’s stockholders approved a two-for-one stock split with a concurrent reduction in par value per Class A common share from $0.50 to $0.25. All share and per share information included in these interim condensed consolidated financial statements has been retroactively restated to reflect this stockholder action.

Operating results for the three month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 2007. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2006.

Principles of Consolidation

The interim condensed consolidated financial statements include the accounts of the Company and Banks. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The Company and Banks utilize the accrual basis of accounting, which includes in the total of net income all revenues earned and expenses incurred, regardless of when actual cash payments are received or paid. The Company is also required to report comprehensive income, of which net income is a component. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including all changes in equity during a period, except those resulting from investments by, and distributions to, owners.

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)

Cash Flow Information

For purposes of the consolidated statements of cash flows, cash equivalents include due from banks, interest-earning deposits in banks (all of which are payable on demand), and Federal funds sold. Certain balances maintained in other financial institutions generally exceed the level of deposits insured by the Federal Deposit Insurance Corporation.

Stock Issuance Costs

The Company incurs certain costs associated with the issuance of its common stock. Such costs were recorded as a reduction of equity capital.

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FASB Interpretation No. 48 (FIN 48) clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has evaluated the requirements of FIN 48 and determined that FIN 48 will not have a material impact on its financial condition and results of operations for 2007.

In February 2007, the FASB issued Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by FAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option (1) may be applied instrument by instrument, with a few exceptions; (2) is irrevocable (unless a new election date occurs); and (3) is applied only to entire instruments and not to portions of instruments.

FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of Financial Accounting Standard No. 157, Fair Value Measurements. No entity is permitted to apply FAS 159 retrospectively to fiscal year preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of FAS 159 but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements for any interim period of the fiscal year of adoption. The Company has no plans to adopt FAS 159 in 2007 or 2008.

Earnings per Share

Basic earnings per share data is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution of earnings per share

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)

which could occur under the treasury stock method if contracts to issue common stock, such as stock options, were exercised. The following table presents a summary of per share data and amounts for the periods indicated.

	Three-Months Ended March 31,
	2007	2006

Basic
Net income	$695,403	678,813

Weighted average common shares outstanding	19,573,670	18,121,742

Basic earnings per share	$0.04	0.04

Diluted
Net income	$695,403	678,813

Weighted average common shares outstanding	19,573,670	18,121,742
Effect of dilutive stock options	858,479	799,368

Diluted weighted average common shares outstanding	20,432,149	18,921,110

Diluted earnings per share	$0.03	0.04

NOTE 2 —	INTANGIBLE ASSETS

Identifiable intangible assets include the core deposit premium relating to the Company’s acquisition of The Bank of Godfrey, which is being amortized into noninterest expense on a straight-line basis over 15 years. Amortization of the core deposit intangible assets existing at March 31, 2007 will be $4,072 per quarter until completely amortized.

The excess of the Company’s consideration given in its acquisition of The Bank of Godfrey over the fair value of the net assets acquired is recorded as goodwill, an intangible asset on the consolidated balance sheets. Goodwill is the Company’s only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. No impairment writedown has thusfar been required on this intangible asset.

NOTE 3 —	STOCK OPTIONS

The Company maintains various stock option plans. Prior to 2006, the Company applied the intrinsic value-based method, as outlined in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) and related interpretations, in accounting for stock options granted under these plans. Under the intrinsic value-based method, no compensation expense was recognized if the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, prior to 2006, no compensation cost was recognized in the consolidated statements of income for stock options granted to employees, since all options granted under the Company’s stock option plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of the grant.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (FAS 123R) Share-based Payments. This statement replaces FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25. FAS 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the grant date fair value for all equity classified awards. The Company adopted this statement using the modified prospective method, which requires the Company to recognize compensation expense on a prospective basis for all outstanding unvested awards. Therefore, prior period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)

share-based awards granted after the adoption date, expense is also recognized to reflect the remaining service period of awards that had been included in pro forma disclosures in prior periods.

Based on the valuation and accounting uncertainties that outstanding options presented under proposed accounting treatment at the time, the Board of Directors accelerated the vesting of substantially all of the Company’s outstanding stock options during the fourth quarter of 2005. This action resulted in the remaining fair value of substantially all of the outstanding stock options being recognized in 2005 as part of the pro-forma disclosures in previous periods.

The weighted average fair values of options granted during the first quarters of 2007 and 2006 were $2.96 and $3.98, respectively, for an option to purchase one share of Company common stock; however, the Company has only been in existence since July 24, 1998, and the Company’s common stock is not actively traded on any exchange. Accordingly, the availability of fair value information for the Company’s common stock is limited. In using the Black-Scholes option pricing model to value the options, several assumptions have been made in arriving at the estimated fair value of the options granted during the first quarters of 2007 and 2006, including no to minimal volatility in the Company’s common stock price, no dividends paid on the common stock, an expected weighted average option life of 6.0 and 10.00 years for options granted in 2007 and 2006, respectively, and a risk-free interest rate approximating the 10-year Treasury rate. Any change in these assumptions could have a significant impact on the effects of determining compensation costs.

Following is a summary of the Company’s stock option activity for the three-month periods ended March 31, 2007 and 2006:

	Options Granted Under		Options Granted to Directors
	Incentive Stock Option Plans		Under Nonqualified Plans
	Weighted		Weighted
	Average		Average
	Option Price	Number	Option Price	Number
	per Share	of Shares	per Share	of Shares

Three-Months Ended March 31, 2006:
Balance at December 31, 2005	$6.41	1,620,200	$6.14	543,000
Granted	11.50	5,000	11.875	37,000

Balance at March 31, 2006	$6.43	1,625,200	$6.51	580,000

Three-Months Ended March 31, 2007:
Balance at December 31, 2006	$6.57	1,648,200	$6.63	576,000
Granted	12.50	101,000	—	—
Forfeited	12.50	(2,000)	—	—
Exercised	6.72	(30,000)	7.25	(8,000)

Balance at March 31, 2007	$6.91	1,717,200	$6.62	568,000

The weighted average option prices for the 2,285,200 and 2,205,200 options outstanding at March 31, 2007 and 2006, were $6.84 and $6.45, respectively. At March 31, 2007, options to purchase an additional 512,800 shares of Company common stock were available for future grants under the various plans.

NOTE 4 — DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

The Banks issue financial instruments with off-balance-sheet risk in the normal course of the business of meeting the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amounts

RELIANCE BANCSHARES, INC. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)

recognized in the balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Banks have in particular classes of these financial instruments.

The Banks’ exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for financial instruments included on the balance sheets. Following is a summary of the Banks’ off-balance-sheet financial instruments at March 31, 2007 and 2006:

Financial instruments for which contractual amounts represent:
Commitments to extend credit	$175,990,000
Standby letters of credit	1,395,000

$177,385,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Of the total commitments to extend credit at March 31, 2007, $45,276,000 was made at fixed rates of interest. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but is generally residential or income-producing commercial property or equipment, on which the Banks generally have a superior lien.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party, for which draw requests have historically not been made thereon. Such guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Exhibit Index

Exhibit No.*	Description of Exhibit

3.1	Restated Articles of Incorporation of Reliance Bancshares, Inc.
3.2	Bylaws of Reliance Bancshares, Inc.
10.1	Employment Agreement between Reliance Bancshares, Inc. and Jerry S. Von Rohr, dated July 29, 1998.
10.2	Assignment of Employment Agreement between Reliance Bancshares, Inc., Reliance Bank and Jerry S. Von Rohr, dated June 16, 1999.
10.3	First Amendment to Employment Agreement between Reliance Bank and Jerry S. Von Rohr, dated September 1, 2001.
10.4	Employment Agreement between Reliance Bancshares, Inc., Reliance Bank and Dale E. Oberkfell, dated March 21, 2005.
10.5	Data Processing Services Agreement between Reliance Bank and Jack Henry & Associates, Inc., dated August 10, 2005.
10.6	Data Processing Services Agreement between Reliance Bank, FSB and Jack Henry & Associates, Inc., dated June 23, 2005.
10.7	1999 Incentive Stock Option Plan.
10.8	2001 Incentive Stock Option Plan.
10.9	2001 Non-Qualified Stock Option Plan.
10.10	First Amendment of the 2001 Non-Qualified Stock Option Plan.
10.11	Second Amendment of the 2001 Non-Qualified Stock Option Plan.
10.12	2003 Incentive Stock Option Plan.
10.13	2003 Non-Qualified Stock Option Plan.
10.14	First Amendment of the 2003 Non-Qualified Stock Option Plan.
10.15	Second Amendment of the 2003 Non-Qualified Stock Option Plan.
10.16	2004 Non-Qualified Stock Option Plan.
10.17	2005 Incentive Stock Option Plan.
10.18	2005 Non-Qualified Stock Option Plan.
10.19	First Amendment of the 2005 Non-Qualified Stock Option Plan.
10.20	Agreement of Compensation Package between Jerry S. Von Rohr and the Compensation Committee of Reliance Bancshares, Inc., dated December 14, 2005.
10.21	Reliance Bancshares, Inc. 2005 Employee Stock Purchase Plan.
10.22	Check 21 Exchange Services Agreement between Reliance Bank and Jack Henry & Associates, Inc., dated January 31, 2006.
10.23	Software License and Support Agreement between Reliance Bank and Jack Henry & Associates, Inc., dated January 31, 2006.
10.24	Check 21 Exchange Services Agreement between Reliance Bank, FSB and Jack Henry & Associates, Inc., dated November 15, 2005.
10.25	Software License Agreement between Reliance Bank, FSB and Jack Henry & Associates, Inc., dated November 15, 2005.
14.1	Reliance Bancshares, Inc. Code of Conduct and Ethics.
21.1	Subsidiaries of Reliance Bancshares, Inc.
99.1	Audit Committee Charter.
99.2	Compensation Committee Charter.
99.3	Nominating & Governance Committee Charter.

* All exhibits have been previously filed.